File No. 82-34746

RECEIVED

2008 SEP 10 P 12:22

September 9, 2008

[redacted]

08004851

SUPPL

Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
U.S.A.

Re: Seiko Epson Corporation
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the information listed in Annex A and B attached hereto required by Rule 12g3-2(b).

If you have any further questions or requests for additional information, please do not hesitate to contact Toshiro Mukawa of Investor Relations Department at 011-81-3-3343-5513 (telephone) or 011-81-3-3348-7386 (facsimile).

Very truly yours,

Seiko Epson Corporation

By: T. Mukawa
Name: Toshiro Mukawa
Title: General Manager
Investor Relations Department

PROCESSED
SEP 12 2008
THOMSON REUTERS

ANNEX A

A. JAPANESE LANGUAGE DOCUMENTS
(Extract English translation of the document listed in item 1, and a brief description of the documents listed in items 2 to 8 below are included in EXHIBIT A-1 and A-2, respectively.)

1. Notice of Resolution of the 66th Ordinary General Meeting of Shareholders dated June 25, 2008

2. Annual Securities Report dated June 26, 2008

3. Management's Certificate dated June 26, 2008

4. Corporate Governance Report dated June 26, 2008

5. Outline of Timely Disclosure Structure dated July 14, 2008

6. Declaration Regarding Timely Disclosure dated July 14, 2008

7. Quarterly Securities Report dated August 7, 2008

8. Management's Certificate dated August 7, 2008

ANNEX B

B. ENGLISH LANGUAGE DOCUMENTS
(English documents listed below are included in EXHIBIT B, attached hereto)

	Date	Title
1.	July 25, 2008	Annual Report 2008
2.	July 30, 2008	CONSOLIDATED RESULTS FOR THE FIRST QUARTER ENDED JUNE 30, 2008
3.	July 30, 2008	Supplementary Information Consolidated First Quarter ended June 30, 2008
4.	July 30, 2008	First Quarter Financial Results Fiscal Year 2008 (Ending March 2009)
	Press Release Date	Title
5.	July 30, 2008	Announcement of Revised Financial Results Outlook
6.	July 30, 2008	Consolidated Results for the First Quarter Ended June 30, 2008

EXHIBIT A-1

EXTRACT TRANSLATION

Set out below is the extract English translation of the document referred to in item 1 of ANNEX A.

Notice of Resolution of the 66th Ordinary General Meeting of Shareholders

[Translation]
Securities Code 6724
June 25, 2008

To our Shareholders:

Minoru Usui
President

SEIKO EPSON CORPORATION
2-4-1 Nishishinjuku, Shinjuku-ku, Tokyo

NOTICE OF RESOLUTION OF
THE 66th ORDINARY GENERAL MEETING OF SHAREHOLDERS

The following matters were reported and resolved as described below at the 66th Ordinary General Meeting of Shareholders of Seiko Epson Corporation (the "Company").

Particulars

Matters Reported:

1. Report on business operations, consolidated financial statements, and audit results of the consolidated financial statements by the accounting auditors and the board of statutory auditors for the 66th fiscal year (from April 1, 2007 to March 31, 2008)

2. Report on the financial statements for the 66th fiscal year (from April 1, 2007 to March 31, 2008)

Matters Resolved:

Proposal 1: Disposition of Retained Earnings

This proposal was approved without amendment, and it was resolved as follows.

1. The cash dividend for the term is to be 16 yen per share.
2. Other than the above, the reserve will be decreased by 20,000,000,000 yen, which will be appropriated to earned surplus carried forward.

Proposal 2: Election of Nine Directors

This proposal was approved without amendment, and the six directors—Seiji Hanaoka, Yasuo Hattori, Minoru Usui, Masayuki Morozumi, Kenji Kubota and Hiroshi Komatsu—were reelected and reappointed as directors, and Seiichi Hirano, Toru Oguchi and Akihiko Sakai were elected and newly appointed as directors.

Proposal 3: Election of Four Statutory Auditors

This proposal was approved without amendment, and the two statutory auditors—Yoshiro

Yamamoto and Tatsuhiro Ishikawa—were reelected and reappointed as statutory auditors, and Kenji Uchida and Kenji Miyahara were elected and newly appointed as statutory auditors.
Three of the statutory auditors — Yoshiro Yamamoto, Tatsuhiro Ishikawa and Kenji Miyahara—are outside statutory auditors.

Proposal 4: Payment of Bonuses to Officers for the 66th Fiscal Year

This proposal was approved without amendment. Regarding the bonuses to the officers for the term, 125,130,000 yen in aggregate will be paid to the nine directors serving at the end of the term, and 29,640,000 yen in aggregate (of which 14,760,000 yen will be paid to outside statutory auditors) will be paid to the five statutory auditors serving at the end of the term.
The amount of the bonus to be paid to each director and each statutory auditor has been delegated to determination by the board of directors for the director's bonus and to determination by discussion among the statutory auditors for the statutory auditor's bonus.

Proposal 5: Adoption of Defensive Measures Against Hostile Acquisitions of Company Shares

This proposal was approved without amendment. For the purpose of ensuring and enhancing the Company's corporate value and the common interests of its shareholders, the Company will introduce Defensive Measures Against Hostile Acquisitions of Company Shares.

-End-

Officers of the Company (As of June 25, 2008)

Chairman (Representative Director)	Seiji Hanaoka
Vice Chairman	Yasuo Hattori
President (Representative Director)	Minoru Usui
Senior Managing Director	Masayuki Morozumi
Managing Director	Kenji Kubota
Managing Director	Hiroshi Komatsu
Managing Director	Seiichi Hirano
Managing Director	Toru Oguchi
Director	Akihiko Sakai
Standing Statutory Auditor	Masayoshi Shindo
Standing Statutory Auditor	Kenji Uchida
Outside Statutory Auditor	Yoshiro Yamamoto
Outside Statutory Auditor	Tatsuhiro Ishikawa
Outside Statutory Auditor	Kenji Miyahara

-End-

Payment of Dividends for the 66th Term

For Shareholders who have requested payment by bank transfer:
We have enclosed a Dividend Calculation Sheet and a Notice of Confirmation of Bank Account for Receiving Dividends.

For Shareholders who have not requested payment by bank transfer:
The Company will pay the dividends for the 66th term through the enclosed Note of Payment by Postal Transfer. Please receive your payment at a nearby post office within the payment period (from June 26, 2008 to July 31, 2008). If you wish to receive your payment of dividends by bank transfer from next time on, please refer to the enclosed Request for Specifying the Method of Receiving Dividends and follow the necessary procedures.

EXHIBIT A-2

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Annual Securities Report dated June 26, 2008

Annual Securities Report stating the results for the relevant fiscal year filed with the Director of Kanto Local Finance Bureau.

Management's Certificate dated June 26, 2008

Management's Certificate submitted to the Tokyo Stock Exchange stating that the President confirms that there is no misstatement in the Annual Securities Report dated June 26, 2008.

Corporate Governance Report dated June 26, 2008

Corporate Governance Report submitted to the Tokyo Stock Exchange containing information on the corporate governance structure, efforts on IR activities, and the status regarding the establishment of an internal control.

Outline of Timely Disclosure Structure dated July 14, 2008

Outline of Timely Disclosure Structure submitted to the Tokyo Stock Exchange containing information on the basic position and internal structure regarding timely disclosure required under the Timely Disclosure Rule of the Tokyo Stock Exchange.

Declaration Regarding Timely Disclosure dated July 14, 2008

Declaration Regarding Timely Disclosure submitted to the Tokyo Stock Exchange making an oath that the company will make sincere efforts to provide the investors with the corporate information in a timely and proper manner.

Quarterly Securities Report dated August 7, 2008

Quarterly Securities Report filed with the Director of Kanto Local Finance Bureau containing information on the business, financial conditions, operating results, and quarterly consolidated financial statements for each of the two quarter years ending March 31, 2008 and June 30, 2008.

Management's Certificate dated August 7, 2008

Management's Certificate filed with the Director of Kanto Local Finance Bureau stating that the President and the Chief Financial Officer confirm that the information contained in the Quarterly Securities Report dated August 7, 2008 has been properly provided.

File No. 82-34746

EXHIBIT B

ENGLISH DOCUMENTS

Set forth below are the English documents referred to in ANNEX B.

item 1

July 25, 2008	Annual Report 2008

SEIKO EPSON CORPORATION
3-5 Owa 3-chome, Suwa, Nagano 392-8502, Japan
Tel: +81-266-52-3131 (main)
http://www.epson.co.jp/e/



Printed in Japan

EPSON
EXCEED YOUR VISION

Seiko Epson Corporation

Annual Report 2008

April 2007 – March 2008



Reform and Focus

Management Philosophy

Epson is a progressive company,
trusted throughout the world
because of our commitment to customer satisfaction,
environmental conservation, individuality, and teamwork.
We are confident of our collective skills
and meet challenges with innovative and creative solutions.

(The Epson Management Philosophy has been translated into 14 languages, and is shared by all members of the Epson Group worldwide.)




EPSON

Reform and Focus

While accelerating the speed of reforms,
Epson will create products sharply focused
on specific market needs.



In this annual report, "Epson" refers to the Epson Group, while "the Company" may refer to the Group or the parent company, Seiko Epson Corporation.

Cautionary Statement

This report includes forward-looking statements that are based on management's views in light of information available at the time of the announcement. These statements involve risks and uncertainties. Actual results may be materially different from those discussed in the forward-looking statements. The factors that may affect Epson include, but are not limited to, general economic conditions, the ability of Epson to continue to introduce new products and services on a timely basis, consumption trends, competition, technology trends, and exchange rate fluctuations.

Contents


5
11
18
32
34

Consolidated Financial Highlights

Seiko Epson Corporation and Subsidiaries

For the years ended March 31

	Millions of yen						Thousands of U.S. dollars
	2003	2004	2005	2006	2007	2008	2008
Statements of income data							
Net sales	¥1,322,453	¥1,413,243	¥1,479,750	¥1,549,568	¥1,416,032	¥1,347,841	$13,452,853
Information-related equipment	915,857	920,380	946,029	976,443	916,330	902,970	9,012,583
Electronic devices	354,288	441,153	482,611	526,967	444,703	395,197	3,944,477
Precision products	79,745	81,102	81,143	85,778	87,744	83,927	837,680
Other	26,310	29,457	34,510	32,977	30,310	29,124	290,692
Eliminations and corporate	(53,747)	(58,849)	(64,543)	(72,597)	(63,055)	(63,378)	(632,579)
Gross profit	362,588	399,284	409,739	354,787	356,773	368,449	3,677,508
Selling, general and administrative expenses	313,228	321,883	318,772	329,029	306,430	310,871	3,102,822
Operating income	49,360	77,401	90,967	25,758	50,343	57,577	574,686
Income (loss) before income taxes and minority interest	31,629	65,058	73,847	(20,047)	3,476	52,045	519,467
Net income (loss)	12,510	38,031	55,689	(17,917)	(7,094)	19,093	190,574
Research and development costs	85,761	90,485	89,042	92,939	84,690	82,870	827,131
Capital expenditures	89,111	70,379	157,535	118,283	77,548	64,991	648,683
Depreciation and amortization	125,809	110,314	104,241	109,305	89,603	79,209	790,588
Cash flows from operating activities	159,504	182,669	162,489	117,497	160,229	112,060	1,118,478
Cash flows from investing activities	(107,943)	(65,329)	(99,396)	(95,266)	(76,419)	(50,770)	(506,742)
Free cash flow	51,561	117,340	63,093	22,231	83,810	61,289	611,736
Cash flows from financing activities	9,111	(40,918)	(96,373)	19,123	(30,150)	(70,663)	(705,292)


Net Sales (Billions of yen)


Operating Income (Billions of yen)


Net Income (Loss) (Billions of yen)

	Millions of yen						Thousands of U.S. dollars
	2003	2004	2005	2006	2007	2008	2008
Balance sheet data							
Current assets	¥ 645,310	¥ 709,169	¥ 746,712	¥ 795,402	¥ 813,274	¥ 737,245	$ 7,358,469
Property, plant and equipment (net of accumulated depreciation)	442,769	393,031	441,355	426,118	379,032	343,261	3,426,108
Total assets	1,196,080	1,206,491	1,297,790	1,325,206	1,284,412	1,139,165	11,370,047
Current liabilities	493,087	417,573	504,601	507,371	476,125	385,123	3,843,929
Long-term liabilities	419,069	372,009	293,662	311,610	313,952	282,595	2,820,595
Equity/net assets	281,316	414,387	472,870	474,520	494,335	471,446	4,705,522
Number of employees	73,797	84,899	85,647	90,701	87,626	88,925	
Per share data (yen and U.S. dollars)							
Net income (loss)	¥ 81.08	¥ 204.70	¥ 283.60	¥ (91.24)	¥ (36.13)	¥ 97.24	$ 0.97
Cash dividends	18.00	18.00	22.00	29.00	32.00	32.00	0.32
Shareholders' equity	1,851.13	2,110.20	2,408.13	2,416.54	2,395.14	2,277.45	22.73
Financial ratios (%)							
Shareholders' equity ratio	23.5	34.3	36.4	35.8	38.6	39.3	
ROE <net income (loss)/average shareholders' equity at beginning and end of year>	4.5	10.9	12.6	(3.8)	(1.5)	4.2	
ROA <pretax profit (loss)/average total assets at beginning and end of year>	2.6	5.4	5.9	(1.5)	0.3	4.3	
ROS <pretax profit (loss)/net sales>	2.4	4.6	5.0	(1.3)	0.2	3.9	

Notes:
1. Amounts for periods prior to April 1, 2007, are rounded off. However, amounts for periods from or subsequent to April 1, 2007, are rounded down. Please refer to the "Basis of presenting consolidated financial statements" on page 56.
2. U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥100.19=U.S.$1 as of March 31, 2008.
3. In this table, cash dividends per share refers to the amount paid for each share in each fiscal year.
4. Refer to "Note 3 (15) Presentation of equity/net assets and consolidated statements of changes in equity/net assets" on page 59 for a definition of equity/net assets.
5. Shareholders' equity is equity excluding minority interest in subsidiaries.


Total Assets/ROA
Total assets (Billions of yen)
ROA (%)


Equity/Net Assets/ROE
Equity/net assets (Billions of yen)
ROE (%)


Capital Expenditures
Depreciation and Amortization
Capital expenditures (Billions of yen)
Depreciation and amortization (Billions of yen)

To Our Stakeholders



EPSON

In March 2006, Epson formulated its Creativity and Challenge 1000 mid-range business plan. As part of this plan, the Company redefined and strengthened its business and product portfolios, reorganized its electronic device businesses and streamlined costs with the ultimate goal of generating annual ordinary income of ¥100 billion or more by the close of the fiscal year ending March 31, 2009.

As a result of these efforts, in the fiscal year ended March 31, 2008, we succeeded in steadily boosting the profitability of the information-related equipment segment, especially in the inkjet printer business. At the same time, because of delays in our efforts to improve profitability in the display business, we regret that the mid-range business plan target for ordinary income in the fiscal year ending March 31, 2009 will be difficult to achieve. Nevertheless, Epson has been able to establish a clear-cut course of action. This has been done in the information-related equipment segment by taking tangible steps to expand Micro Piezo technology into the business and industrial printing domains, and in the electronic devices segment by mapping out the future direction of the various businesses.

In light of these circumstances, Epson worked to further solidify gains made thus far from structural reforms. At the same time, it shifted over to a new management system that will enable the development of new business domains conducive to future business growth, and the formulation of the next medium- to long-term basic strategy to generate new products from a totally new perspective.

Under the leadership of the new president, Epson will take steps to further promote its growth and strengthen its corporate structure. We ask for your continued support.

July 2008

Seiji Hanaoka, Chairman

Minoru Usui, President

An Interview with the President



Minoru Usui, President

Since the year 2000, Epson's growth has been sluggish, and the Company went through a period of searching as it worked to determine its future direction. However, under the leadership of then president, and now chairman, Seiji Hanaoka, the direction of the information-related equipment business, which will continue to be a mainstay business for Epson, and the electronic devices business, which is in the process of a restructuring program, has finally been forged.

My role as the new leader of Epson is to boldly steer the Company in this new direction. We can achieve our goals by leveraging our proprietary technologies to offer products that customers genuinely see as having value and truly want.

Customers will not value products that have been commercialized simply because someone wanted to put advanced technology to use. We want Epson to grow, and it will, if we focus on creating the kinds of products that truly inspire customers. We must recognize the value of technologies that are capable of giving life to good product ideas. This mind-set needs to be promoted throughout the Company and be reflected in all our actions.

Minoru Usui was appointed Epson's president in June 2008.

Review of the fiscal year ended March 31, 2008

Q1. What was Epson's primary focus in the fiscal year ended March 31, 2008?

Epson focused on two areas in the fiscal year ended March 31, 2008.

First, Epson shifted its direction to once again expanding the volume of its inkjet printer sales. With the profitability of the inkjet printer business deteriorating in the fiscal year ended March 31, 2006, we positioned the fiscal year ended March 31, 2007 as a time for strengthening our business foundations. By reducing the number of models that generate low print volumes while cutting costs and lowering fixed expenses, we improved profitability. Based on these results, in the fiscal year under review, we created a balanced strategy focused on generating short-term earnings and medium-term growth and carried out an aggressive printer sales campaign with an eye on future consumables sales.

Direction of the Inkjet Printer Business

2007	Positioned as a year to build corporate stamina; profit-driven marketing strategy	Improved profitability driven by cost cutting and structural improvements
2008	Maximize medium-term profitability by driving volume growth in hardware and ink cartridges	Build on the structural improvements of 2007 to boost sales of printers and ink cartridges
2009 onwards	Further reinforce and expand efforts in business and industrial printing domains	Develop distinctive, market-leading products

Display business abbreviations
- Color STN: Color super-twisted nematic
- MD-TFD: Mobile digital-thin-film diode
- Amorphous silicon TFT: Amorphous silicon thin-film transistor
- LTPS TFT: Low-temperature polysilicon thin-film transistor
- HTPS TFT: High-temperature polysilicon thin-film transistor

Second, we restructured the small- and medium-sized display business, a business that has seen a drastic erosion of profitability. Because of an impairment loss in the fiscal period ended March 31, 2007, we started off with lower fixed costs in the fiscal year under review. We were thus able to set a new direction, concentrating our resources on amorphous silicon TFTs and LTPS TFTs, to this end completely transferring color STN operations offshore and terminating the MD-TFD business.

In addition, we took steps to improve profitability by responding to strong mobile phone demand with new applications that leveraged our strengths in such areas as wide viewing angles, high luminance and high-definition displays, resulting in a sales gain sufficient to cover fixed costs.

Direction of Each Technology (basis for the fiscal year under review)

Color STN — Complete offshore transfer of operations
- Maintain the scale of business at past volumes for mobile phones. Focus on developing other applications.
- Transfer all operations offshore and streamline management.

MD-TFD — Terminate operations in the year under review
- Continue with steps to terminate operations.

Amorphous silicon TFT — Concentrate resources and respond to customer needs
- Improve response to customer needs in existing domains. Respond to new business domains by introducing distinctive technologies.
- Extensive use of common components from the product planning stage. Further lower procurement costs and boost profitability.

LTPS TFT
- Continue to exploit new business domains with products that provide low power consumption, compact design, and high image quality.

Q2. In light of that, how do you rate the fiscal year ended March 31, 2008?

Profits were higher for the Company as a whole compared with the previous fiscal year, but diverged widely from the forecast at the beginning of the fiscal year.

Although we exceeded our sales target in the information-related equipment segment, profitability in the electronic devices segment, particularly in the small- and medium-sized display business, has been slower to improve than expected as we sought to overcome the issues leftover from the previous fiscal year.

Background to achievements and issues



Q3. What factors were behind the results achieved in the information-related equipment segment?

In the first place, the entire inkjet printer market showed very limited growth. Therefore, the fact that we were able to achieve any gain in sales volume at all, not to mention recover our market position, was commendable in itself, especially considering the future potential for consumables sales. We also fortified our business structure by implementing marketing initiatives that precisely identify regional- and customer-specific needs, enforcing cost efficiency and continuing to implement cost reductions. Unit sales of new products launched for the year-end selling season surged thanks to higher printer speeds that boosted product appeal and an enhanced lineup of multifunction printers (models with integrated scanner and copier functions).

Profits in this segment were thus largely in line with projections owing to the cost cutting benefits of reducing the number of platforms and strong sales of consumables, not to mention the benefits of a weaker yen.

In addition, robust demand for business projectors for education applications pushed unit sales up dramatically, and POS system-related products also fared well.

Q4. Why is it taking so long for profitability to improve in the small- and medium-sized display business?

The reason has been our inability to quickly shift over to a product portfolio containing profitable new LCD applications. This has had a major negative impact on net sales.

Looking at the reasons for this by LCD application, I can point to substantial delays in our plan to make up for lost mobile phone-related MD-TFD demand due to the termination of that business and refocus on amorphous silicon TFTs. We also attempted to respond to demand for new applications; however, demand for high-definition displays and other fields where Epson is strong did not grow as much as anticipated.

The second half of the fiscal year saw an increase in demand for non-mobile phone LCD applications, including high-end smart phones and mobile multimedia devices. However, because we were unable to capture sufficient sales, we are planning to speed up the pace of structural reforms.

Q5. Please state what direction you intend to take in the small- and medium- sized display business.

Our basic strategy of concentrating resources on amorphous silicon TFTs and LTPS TFTs remains unchanged. In line with this strategy, Epson terminated production of MD-TFDs in the fiscal year under review. Although we completely transferred color STN production offshore as planned, intense competition in the low end of the mobile phone market is keeping our profit margins down. As a result, we plan to curtail color STN production

substantially in the fiscal year ending March 31, 2009, and convert a portion of the production lines over to the manufacture of touch panels, for which we expect demand to increase. Adding touch panel functionality to amorphous silicon TFTs and LTPS TFTs will prove beneficial.

Following this path, we will also realign our production sites to a more appropriate scale.

Q6. What shape will the small- and medium-sized display business finally take?

At this stage, we are scaling it back to an appropriate size, and the final size of the business and its systems are now under review. That said, we recognize now that we must create a product portfolio that enables smooth business operations and does not create the need for substantial investments and other burdens on the business.

Direction of the Small- and Medium-Sized Display Business

Points

1. Drastically downsize domestic and overseas production bases
2. Accelerate restructuring of workforce by repositioning personnel in growth fields within Epson Group
3. Improve profitability through product portfolio changeover and cost cutting

Technological Direction

- MD-TFD production phase out (fiscal year ended March 31, 2008)
- Substantially curtail color STN production and convert a portion of production to touch panels (fiscal year ending March 31, 2009)
- Concentrate resources in amorphous silicon TFTs and LTPS TFTs

Manufacturing Site Consolidation & Streamlining

Front-end: Japan sites

Head Office: MD-TFD
- End production in the fiscal year under review
- Consolidate HQ, R&D, design, sales & production control functions
- Some floor space to be used by other businesses

Gifu: LTPS
- Terminate line in the fiscal year ending March 31, 2010
- Focus on developing advanced LTPS technology

Tottori: a-TFT/LTPS
- Consolidate panel manufacturing functions

Japanese Workforce
Reduce force from 2,600 in the fiscal year under review to 1,500 in the fiscal year ending March 31, 2011.
Reassign personnel to growth areas within the Group.

Back-end: Overseas sites

Shenzhen, China
- End agreement with local contract manufacturer in the fiscal year ending March 31, 2009

Philippines
- Close Epson plant in the fiscal year ending March 31, 2009
- Continue using contract manufacturing plant but streamline

Suzhou, China
- Fortify as main back-end site

Overseas Workforce
Reduce force from 12,000 in the fiscal year under review to 4,000 in the fiscal year ending March 31, 2011.

Aiming for growth in the medium- and long-term



Q7. Please discuss the Company's strategies for the fiscal year ending March 31, 2009.

Epson will solidify its base for medium-term profit growth by strengthening its business foundations, especially in the information-related equipment segment, and by pursuing structural reforms in the small- and medium-sized display business.

In inkjet printers, our objective is continuous growth in units through a fuller lineup of competitive products and marketing based on print volume growth.

We will continue to work on strengthening operations in the business and industrial printing domains. As part of these efforts, Epson formed a comprehensive business partnership with Noritsu Koki Co., Ltd. Through this partnership, we will work not only on improving existing miniature photo lab systems, but on joint development projects and projects supporting each others' development programs for industrial-use printing equipment.

We will also take steps to achieve sustained high earnings levels in the following businesses, which all contribute stable profits, in order to support the revenue base of the entire Group.

First, in business systems (serial impact dot matrix printers, POS systems and related products), we will develop stable businesses by winning tender projects and providing solutions that meet customer needs.

In the visual instruments business, our objective is to increase unit sales, especially of 3LCD projectors for educational applications, for which we expect continuing strong demand.

In the quartz device business, we will respond to demand for more compact units with increased accuracy, and capture growing demand. Although average selling prices are expected to decline, we plan to generate stable profits by adding value through modularization of our products.

Q8. What management issues are you presently facing and what is your medium- to long-term direction?

Epson is now in the midst of formulating a new medium- to long-term corporate vision that will more clearly define the direction the Company should pursue. The following describes what underlies our basic approach. However, concrete details are scheduled for release during the fiscal year ending March 31, 2009.

Epson products, starting with inkjet printers, are primarily consumer focused, and it is our belief that this focus is perhaps a little too narrow.

Although Epson is a company that is rich in technology, it tends to always target the same customer segments. I think we need to ask ourselves why we don't generate more ideas, such as creating value links by expanding our customer base.



Therefore, moving forward Epson must create products that customers truly want by clearly defining product concepts and targeting specific customers. Then it must take its existing technology to the next level by strengthening its efforts at expanding its customer base beyond individual consumers.

Let us consider the inkjet printer as an example. Micro Piezo technology, a proprietary Epson technology, has many unexploited possibilities in the business and industrial printing domains. Although we are already moving in this direction, we must use advantages such as high-performance printing and products with a low environmental impact to advance into such new areas as commercial printing and industrial manufacturing applications while expanding sales into the office environment.

The presence of already existing technologies may make it difficult to spread Micro Piezo technology into these new fields. Nevertheless, just as mobile phones and digital cameras spread rapidly by surmounting the obstacles of technology, performance and convenience, we, too, have the potential to expand business in a single stroke. It is therefore essential that we thoroughly define our targets.

As a medium- to long-term target, we will also work steadily to create the seeds that will give birth to new technologies. Then, once we gain a thorough understanding of what customers value, we will focus on developing the mind-set to achieve it.

Q9. In closing, do you have any remarks for Epson's stakeholders?

Not only is the economic environment full of such uncertainties as skyrocketing raw material costs, including high crude oil prices, unstable foreign exchange movements, and the slowdown of economic growth in the United States in the midst of the subprime housing loan problem, the business environment is expected to remain fiercely competitive.

No matter what the conditions, Epson will resolutely move forward in a clearly defined direction to accomplish what it has set out to do. I ask for your continued support and cooperation.


Efficient R&D
Select functions users recognize as having value
Designs that lower costs
Other cost reductions
Increased revenue
Increased profit
Increased corporate value



Feature:

Strengthening the Earnings Base

Epson considers its present trend toward declining net sales to be a serious medium- to long-term management issue. The Company is seeking to raise its corporate value by breaking this trend and increasing both net sales and income.

In the inkjet printer business in particular, Epson is implementing a dual strategy of emphasizing regrowth and of improving its cost management structure.

Epson is presently formulating its plan for increasing net sales, and will make an announcement once the overall strategy has been clearly defined. In this report, Epson explains its current and ongoing efforts to strengthen its earnings base.

Strengthening the Cost-Competitiveness of Inkjet Printers

Looking to strengthen its cost-competitiveness, Epson in March 2005 launched a project aimed at creating a structure that would enable it to keep under control overall inkjet printer costs from product planning through to sales. The idea of the project was to put in place a system to reduce variable costs by focusing on design capabilities and production technology, while at the same time lowering fixed costs by streamlining overall operations.



System for Total Cost Control
Greater product appeal and building to cost
Product design
Production/ commercialization technology
Procurement
Core/ key unit manufacturing
Manufacturing hardware
Logistics
Adjustment of supply and demand
Sales/ after-sales service
Increased operational efficiency
■ Reduce variable costs through design capabilities and production technology
Epson's proprietary technological capabilities
Reduce the number of platforms
Reduce size and weight
■ Lower fixed costs by streamlining operations

Transforming Thinking and Actions

Initial work on this project began with a focus on reducing variable costs. Epson began by focusing on areas it could immediately address, and as its first step looked to rationalize technology and manufacturing at the volume-production stage.

However, Epson realized that cost reductions at the volume production stage would not be sufficient to respond to intense price competition. The Company therefore established a system of building to cost* as far back as the product, cost planning and design stages.

* Creating a product not just to design specifications, but to a predetermined cost target.

Reducing the number of platforms and the variety and number of parts per unit

Having established a foundation for building to cost, from the outset Epson reduced the number of platforms used in its printer lineup, and the variety and number of parts per unit, and looked to use these platforms and parts over a longer period of time.

Reducing the number of platforms can potentially lower the unit cost of parts through economies of scale as parts are used across a wider range of printer models. Furthermore, reducing the variety and number of parts per unit not only reduces overall material costs, it potentially shortens the manufacturing process by simplifying the printer structure. In addition, a major premise of the project was long-term use of the same platform, which can potentially increase production yields, and, as a result, raise quality and stabilize production.

In proceeding with its efforts to reduce the number of platforms, Epson established a product planning roadmap for the next few years. This has enabled it to create both designs and product specifications that could be used over the long term (in other words, designs that were unlikely to soon become obsolete), and which could be applied to multiple products going forward. As a result, not only has Epson reduced the number of platforms it has greatly reduced the number of parts per unit.

Die Machining Technology that Reduces the Number of Parts and Processes

Because Epson manufactures a large quantity of parts, it has accumulated die machining technology-related know-how, which it has used to reduce the number of parts.

In the past, producing a part like the one shown in the photographs below required multiple parts and multiple processes, including caulking. However, Epson has reduced parts costs and the number of processes needed by producing parts from one sheet of metal with a single press.

In this case, the important point was to create a die that would enable the metal sheet to be stretched and shaped with a minimum of force, and without damage. Epson's die machining technology, which leverages its accumulated know-how, is what made this achievement possible.



Before



After

Streamlining the cost-management process

To maximize the cost-cutting effects of platform reduction, it is important to operate within planned costs. Epson therefore, as a parallel activity, restructured its cost management system using "cost visualization."

Specifically, the design departments created a computerized database for the bills of materials (BOMs) used by design departments in product planning. In doing this, they shared information about the target parts costs across the design, technology, and procurement and manufacturing functions. Before addressing volume production, Epson had therefore constructed a system that emphasized rigorous building to cost activities in each department, and restructured the system for managing the whole design process up until a product was transferred to the volume production stage.



System for Building to Cost
Product planning
Planning promotion/ design
Design/prototype production
Volume production
Production specification basic policy
Planning review
Design review
Volume production review
Overall review
Set cost
"Cost visualization"
Achieve planned cost
Build to planning cost
Build to design cost
Build to volume production cost

Variable Cost Reductions: The Second Stage

Since the fiscal year ended March 31, 2005, Epson has firmly established the necessity of building to cost from the product and design stages by creating a product design roadmap based on reducing the number of platforms, and by improving its cost management system.

With this new thinking in place, Epson next entered the stage where it attempted to reduce variable costs by making products that are smaller and lighter.

Taking on the challenge of building smaller and lighter products

Reducing the size and weight of a printer's main body casing is an important factor not only in lowering variable costs, but in reducing the number of platforms and the variety and number of parts per unit. Besides lowering material costs, this can also lower logistics and packaging costs. In recent years, with corporate social responsibility driving manufacturers to lower their environmental footprint, the creation of smaller and lighter products is becoming an increasingly important issue.

Epson is now emphasizing the following four points in its efforts to reduce product size and weight: 1. a reduction in the size of the inkjet print head, a key component, 2. increased parts installation density, 3. the creation of thinner and lighter main body casing and 4. a further reduction in the number of parts. In particular, creating a smaller print head does more than simply lower material costs and decrease product weight, it also promises to increase printing speed and contribute to better performance. Moreover, achieving a more compact design is of critical importance to achieving greater design flexibility.

In fact, production technology developed by Epson in the manufacturing of watches and printers holds an important key to creating smaller and lighter products. Print heads can be made more compact through precision machining technology and ink ejection control technology, while parts installation density can be improved with installation and assembly technology. It is difficult to create a thinner and lighter body casing and reduce the number of parts while retaining product quality and strength, but it can be achieved through further improvements in die machining technology and the plastic molding technology that supports it.

Extrusion Processing and Injection Molding Technologies

In reducing inkjet printer size, Epson can leverage its experience in developing compact photo printers. One way it can do this is by reducing the size of the tubes used for sending ink to the print head and bundling them together. Epson took tubes that had formerly been used for single colors and bundled them into a single set of tubes created through plastic extrusion molding. Moreover, working with material development specialists, Epson reduced the size and increased the flexibility of the new tubes. Another way is to reduce the size of the ink channel component that is attached to each end of the tube. Using plastic injection molding, Epson configured the component so that ink flowed properly without leaking.

Change in tube design



Individual tubes

▼



Bundled tubes

Bundling the separate tubes and reducing the component size allowed Epson to lower material costs and achieve a more compact design. As for improved tube flexibility, cutting back on the amount of space needed to ensure range of movement made it possible to achieve an even more compact printer design.

The key points in working with these different plastic processing technologies are to extrude after properly inserting the material—in the case of extrusion molding—and to create a stronger sealing to the tube—in the case of injection molding. Both considerations are key to achieving mold shapes, and, here too, Epson is putting its accumulated know-how related to mold machining technology to practical use. Epson is making progress in reducing the size of its products using mold machining technologies, which it intends to deploy in most of its products.



Takao Kanai
General Administrative Manager

Message from the General Administrative Manager of the Production & Procurement General Center

To increase both net sales and profitability in the medium- to long-term, it is essential for Epson to improve its competitiveness as a manufacturer. In the Production & Procurement General Center, we are seeking to achieve this from two angles: by making improvements in both our products and in our operations. I believe that we can contribute to improved competitiveness by leveraging our core proprietary technology to strengthen our product capability, and by improving operational efficiency from manufacturing through to sales.

Creating a Structure for Reducing Fixed Costs

As earlier stated, Epson hopes to achieve higher production yields and better quality from a reduction in the number of platforms and the variety and number of parts per unit, assuming the long-term use of these fewer platforms and parts. Because this will, as a result, enable consistent and stable production; the Company is leveraging those advantages to create a system for reducing fixed costs as it seeks greater operational efficiency.

Greater operational efficiency

At present, seasonal factors greatly influence inkjet printer demand. Because Epson has adopted a production system based on inventory planning coordinated with peaks in demand, inventory risks are high due to sales trends during peak selling seasons. In light of this, as it works to achieve greater operational efficiency, Epson has been taking steps to restructure supply chain management as a means of reducing inventory.

The issue that Epson's operations have faced is a tendency to hold too much inventory, which stems from the Company's desire to avoid, as far as possible, lost opportunities caused by late product delivery.

To overcome this, Epson has leveraged the advantages of consistent and stable production while reducing the transport cycle to points of consumption and, at the same time, ensuring reliable shipment and delivery. Furthermore, Epson has instituted a system that checks for sales opportunity losses and inventory trends from both the sales and manufacturing sides, thus enabling it to respond to day-to-day fluctuations. As a result, the Company has succeeded in reducing inventories thanks to having established and confirmed that its operations are able to achieve sales targets, even if basic inventories decline. Epson will continue its efforts to achieve ever greater operational efficiency.

Aside from lowering inventory risk, benefits that Epson expects from restructuring its supply chain management system as a means of reducing inventory include the less frequent use of production equipment and systems owing to decreases in demand peaks for basic inventory and the stabilization of quality by keeping manufacturing levels as constant as possible. In addition, due to the leveling and stabilization of production and product delivery, as well as the sharing of information related to sales and inventory trends in both manufacturing and sales, the loss of sales opportunities can be avoided, and sales contracts (and plans) can be achieved. It has also become possible to take close control of the progress of business plans, and to propose solutions to issues on a timely basis. As a result, Epson expects that it will be able to curb costs through reduced sales promotion costs due to more efficient calculation of the timing and scale of promotions required to generate sales.

The competitive environment is expected to intensify as economic globalization increases. For Epson to retain its competitive edge, especially in this environment, it is vital that it sustain its cost-cutting activities and institute a cost-management system.

Building to cost allows Epson to improve quality while making possible the overall elimination of waste in operations, factors that contribute to stronger cost-competitiveness. By continuing this virtuous circle of cost reductions and quality improvements and applying value creation principles in all businesses, Epson will continue to strengthen its earnings base.

At a Glance

Consolidated Net Sales by Business Segment*
(Year ended March 31, 2008)



Percentage of net sales

- Information-Related Equipment ... 64.0% (62.0%)
- Electronic Devices ... 28.0% (30.1%)
- Precision Products ... 5.9% (5.9%)
- Other ... 2.1% (2.0%)

* The proportion of consolidated net sales includes inter-segment sales.
* Percentages in parentheses are for the fiscal year ended March 31, 2007.

Net Sales (Billions of yen)
For the years ended March 31

Operating Income (Loss) (Billions of yen)
For the years ended March 31

Main Businesses



Information-Related Equipment



916.9
920.4
975.4
916.3
2003
2004
2005
2006
2007
2008



80.4
45.9
61.6
45.0
84.2
2003
2004
2005
2006
2007
2008

- Printer business (inkjet printers, page printers, SIDM printers, large-format printers and related supplies, color image scanners, mini-printers, POS systems and related products, and other products)
- Visual instruments business (3LCD projectors, LCD monitors, label writers, and other products)
- Others (PCs and other products)



Electronic Devices



364.3
441.2
482.6
527.0
444.7
2003
2004
2005
2006
2007
2008



-26.1
-17.1
2003
2004
2005
2006
2007
2008

- Display business (small- and medium-sized LCDs, HTPS TFT LCDs for 3LCD projectors, and other products)
- Quartz device business (crystal units, crystal oscillators, optical devices, and other products)
- Semiconductor business (CMOS LSIs and other products)



Precision Products
PSON



797
811
2003
2004
2005
2006
2007
2008



24
27
2003
2004
2005
2006
2007
2008

- Watch business (watches, watch movements, and other products)
- Optical device business (plastic corrective lenses and other products)
- Factory automation products business (horizontally-articulated robots, IC handlers, industrial-use inkjet equipment, and other products)



Other



263
345
330
303
2003
2004
2005
2006
2007
2008



-12.0
-13.0
-12.2
-11.4
2003
2004
2005
2006
2007
2008

- Business incubation projects*
- Intra-Group service business and others


Epson Innovation Center

*Among its business incubation projects, Epson is developing a variety of businesses with commercial potential and is engaged in a number of promising R&D projects. Research into next-generation information-related equipment is carried out at the Epson Innovation Center.

Consolidated Net Sales by Region



Percentage of net sales

- Japan ... 31.8% (31.9%)
- The Americas ... 20.4% (19.1%)
- Europe ... 25.5% (24.1%)
- Asia / Oceania ... 22.3% (24.9%)

* Percentages in parentheses are for the fiscal year ended March 31, 2007.



Japan
(Billions of yen)
503.9
534.7
2003
2004
2005
2006
2007
2008



The Americas
(Billions of yen)
240.0
285.1
274.4
2003
2004
2005
2006
2007
2008



Europe
(Billions of yen)
341.5
344.4
2003
2004
2005
2006
2007
2008



Asia / Oceania
(Billions of yen)
274.3
422.0
2003
2004
2005
2006
2007
2008

Outline of Epson's Businesses and Related Growth Strategies



Epson Stylus Photo PM-A840 (multifunction inkjet printer)

Epson EMP-DM1 (home projector with built-in DVD player and speakers)

Information-Related Equipment Segment

The Information-Related Equipment Segment primarily comprises the printer and visual instruments businesses. In the fiscal year ended March 31, 2008, net sales in this segment amounted to ¥902.9 billion (down 1.5% year on year) and operating income came in at ¥83.2 billion (down 1.1% year on year).

(Billions of yen)

	Years ended March 31		
	2006	2007	2008
Net sales	¥976.4	¥916.3	¥902.9
Operating expenses	931.4	832.1	819.6
Operating income	45.0	84.2	83.2
Identifiable assets	384.1	376.8	344.6
Depreciation and amortization	29.7	30.6	29.4
Capital expenditures	32.4	38.7	28.0

Breakdown of Information-Related Equipment Segment Net Sales (Year ended March 31, 2008)



12%
3%
85%

■ Printer Business
▨ Visual Instruments Business
□ Others

Breakdown of Printer Business Sales (Year ended March 31, 2008)



■ Inkjet printers.......63%
■ Page printers.......13%
□ Business systems.......19%
□ Scanners and others.......5%

Printer Business

Inkjet printers

Epson's inkjet printers are mainly used as peripheral equipment for home PCs. Despite fierce price competition in the home inkjet printer market and slow overall growth, Epson intends to maintain its market position by sustaining a constant sales volume.

In addition to home inkjet printers, Epson is now taking greater advantage of the features offered by its core Micro Piezo technology, which it is now deploying in business and industrial printing domains. Because the higher print volumes expected in these fields are important in Epson's transition to a structure capable of generating stable profits, the Company is taking the following measures.



Epson Stylus DX9400F (multifunction inkjet printer with fax)



Epson Stylus Photo R1900 (professional quality A3+ inkjet printer)

* The names and specifications of products mentioned in this section may vary among markets.

1. Enhancing the large-format printer lineup
Epson is enhancing its lineup of large-format inkjet printers to ensure it can respond to diverse applications such as on-demand printing, which includes large-format poster and point-of-purchase (POP) printing, proof printing, which is needed for checking the accuracy and quality of print finish, and graphic printing for professionals who demand superior photo quality. In the fiscal year under review, Epson launched its first large-format printers equipped with a new generation of high-speed print heads capable of 64-inch wide format printing (please refer to page 20 for details).

2. Proposed use in SOHO and micro-business fields
By enriching its product lineup in response to user needs and leveraging existing business channels, Epson will continue to make proposals for the SOHO and micro-business fields based on its home inkjet printer lineup. In the period under review, Epson sold printers with improved document print speeds. Going forward, Epson will continue to enhance its product lineup.

3. Deployment in business, industrial and other fields
Epson develops products that meet specific industry and business needs. The Company markets reliable and user-friendly inkjet printers for retail and service industries as well as printing and recording devices for DVDs and CDs, and is steadily expanding those applications. In addition, Epson is expanding its cooperation with business partners who have acknowledged the benefits of Micro Piezo technology and is working with these partners to develop mini-photo print labs for businesses targeted at development, printing and enlargement (DPE) applications, large-format printers for graphic applications, and print heads and ink for digital inkjet textile printers and digital inkjet printers.

Micro Piezo Technology—Epson's Core Technology

Inkjet printers print by firing miniscule droplets of ink onto paper and other print media. In the piezo method, ink droplets are propelled by the force generated by the change in the shape of the piezo element. In the thermal method, a heater boils the ink, which is then propelled by the force of the bubbles of air thus generated. Epson has adopted the piezo method. The difference between Epson's inkjet printers and those of competitors is that Epson's inkjet print head incorporates the Company's proprietary Micro Piezo technology. The Micro Piezo print head offers the following features.

Precise control of ink droplets
Because the technology allows for the precise control of ink droplet size and where the ink droplet lands, it enables both high-resolution and high-speed printing while using fewer nozzles than other methods.

Compatibility with a wide variety of inks
Since the ink is not heated, but fired by the generation of pressure, printing is not burdened by major restrictions on ink composition. This makes the use of a wide variety of inks possible.

High durability
Because there is no need for heating, the Micro Piezo print head is highly durable.

Micro Piezo Technology

Epson's proprietary Micro Piezo technology maximizes the positive aspects of the piezo method. Micro Piezo print heads incorporating this technology offer:
- Precise control of ink droplets
- Compatibility with a wide variety of inks
- High durability



Micro Piezo print head

Can be used in a wide range of applications from consumer (general home use) to industrial use

Thanks to these features, Micro Piezo technology opens the door to new business and industrial applications.

Commercial Application of Inkjet Printers in Business

Launch of 64-Inch Wide Large-Format Printer with Next-Generation High-Speed Print Head

In the inkjet printer business, Epson is leveraging its Micro Piezo technology in the business and industrial printing domains where high market growth is anticipated. The Company introduced in the fiscal year under review an Epson branded product for business—the Epson Stylus Pro 11880—a 64-inch wide large-format inkjet printer with a next-generation high-speed print head.



Epson Stylus Pro 11880

Market for Large-Format Inkjet Printers

In recent years, the large-format inkjet printer market has seen demand not only for mainstay printing applications such as graphics and technical drawings, but increasingly for business and industrial applications such as product package proofs and remote proofs. In these growth fields, the requirement is for high-speed printers with high image quality and durability, as well as the ability to print with short turnaround times.

Epson Stylus Pro 11880 with Next-Generation High-Speed Micro Piezo Thin-Film Print Head

Leveraging resolution and durability and other traditional strengths of Epson's large format printers, Epson demonstrates its competitive edge, especially in graphics printing. However, to improve its future competitiveness in growth markets, Epson believed that a technology capable of printing at higher speeds was needed. In March 2007, Epson announced the development of a product equipped with a next-generation, high-speed Micro Piezo thin-film print head.

The Epson Stylus Pro 11880, a printer for the business and industrial printing domains, was the first equipped with the new print head. Thanks to its 360 dpi nozzle density, which is twice the density of conventional print heads, the new print head offers a further improvement in the firing of ink droplets and the accuracy of droplet aim. As a result, Epson printers deliver high image quality, durability and speed that are competitive in markets where short print turnaround times are required.


Nozzle
Conventional
180dpi
141μm
360dpi
71μm
Next generation
360dpi
71μm
720dpi
35μm
Ink chamber
Conventional
180dpi
141μm
Next generation
360dpi
71μm

Density comparison of Micro Piezo print heads and conventional print heads

Future Directions

In large-format printers, Epson will maintain its superiority in image quality and durability while expanding applications by further improving inkjet speed and increasing the number of inks and the range of media that can be used. Having positioned the new Micro Piezo thin-film print head as a core technology, Epson will broadly promote its use in business and industrial printing domains going forward.

Page printers

Epson page printers are marketed as devices that meet the wide-ranging needs of business customers' office-based and other working groups. Because of continuing price competition, Epson is expanding sales of high value-added models tailored to each region based on a strategy that emphasizes profitability.

Business systems

Business systems primarily comprise serial impact dot matrix (SIDM) printers and POS system products, which include printers for POS applications. Epson offers a rich lineup of business system products that are high in quality and durability and that enjoy high market recognition. The main applications for SIDM printers are in situations requiring the printing of continuous business forms and duplicates, as well as for such specialized office applications as banking services and the printing of tax forms. Point-of-sale (POS) printers are used to print receipts, coupons, labels and tickets. Not only does Epson sell standalone printers, but it also sells them bundled with POS systems to meet specific customer needs.

Epson's strategy for business systems in the above-mentioned fields is to develop new forms of business while promoting stable expansion. This will be achieved by steadily meeting demand for tax-related systems associated with the introduction of new tax systems or changes to existing tax systems in each country, and by procuring demand for POS systems in the wake of new IT investments. With the trust, market visibility and rich product lineup that it has built up in existing fields, Epson will continue to offer products suited to the needs of business and industry by proposing solutions that solve potential customer problems. Epson is steadily expanding its business with new printers equipped with color coupon printing capabilities, such as those used by Catalina Marketing Corporation, which were introduced in the Company's 2007 annual report.

Visual Instruments Business

3LCD projectors

The market for business-use projectors has spread beyond traditional applications and is now expanding into educational fields in many countries and regions. Home projector use is also expected to grow, with demand centering on models offering higher resolution, including high definition models, as well as for more compact and lightweight models with integrated DVD players.

As a result, in the fiscal year ended March 31, 2008, Epson was able to beat its competitors to market with the launch of attractive products that matched customer needs. Making use of its highly acclaimed 3LCD technology,* Epson was able to expand sales at a level over and above the market's rate of growth and substantially increase its market share.

In the fiscal year ending March 31, 2009, both business and home projector sales volumes are expected to grow by 15%. Going forward, Epson will launch products that provide greater customer value and that are tailored to specific regions and applications. Epson will also take steps to improve customer satisfaction by boosting image quality and product durability as well as by strengthening its service support network.

* 3LCD is a projection technology in which images are projected using three high-temperature polysilicon TFT LCD panels. 3LCD projectors boast low energy consumption and bright images, and are easy on the eyes.



Epson EMP-G5350
(multimedia business projector)



Epson EMP-400W
(ultra-short throw multimedia projector for education and business)



Epson EMP-TW2000
(ultimate high-definition home cinema projector)


EPSON

S1V3033x series
(voice guidance audio decoder LSI for embedded applications)

XV-8000LK
(high-precision gyro-sensor for car navigation)

Electronic Devices Segment

The Electronic Devices Segment primarily comprises the display, quartz device, and semiconductor businesses. In the fiscal year ended March 31, 2008, this segment recorded net sales amounting to ¥395.1 billion (down 11.1% year on year) and an operating loss of ¥17.1 billion (versus a loss of ¥26.1 billion in the previous fiscal year).

(Billions of yen)

	Years ended March 31		
	2006	2007	2008
Net sales	¥527.0	¥444.7	¥395.1
Operating expenses	536.8	470.8	412.3
Operating loss	(9.8)	(26.1)	(17.1)
Identifiable assets	414.1	356.3	308.3
Depreciation and amortization	59.7	42.2	31.5
Capital expenditures	60.8	33.0	21.9

Breakdown of Electronic Devices Segment Net Sales
(Year ended March 31, 2008)


20%
25%
55%

- Display Business
- Quartz Device Business
- Semiconductor Business

Breakdown of Display Business Sales
(Year ended March 31, 2008)



- Color STN 12%
- MD-TFD 13%
- Amorphous-silicon TFT 46%
  LTPS TFT 10%
- HTPS TFT 19%

Display Business

Small- and medium-sized LCDs

Although Epson Imaging Devices Corporation's small- and medium-sized LCD business has been able to respond to diverse mobile phone demand thanks to its four core technologies—color STN, MD-TFD, amorphous silicon TFT and LTPS TFT—price competition and fluctuating demand have created extremely harsh conditions.

Epson is now taking steps to improve profitability by overhauling its product portfolio to attract demand for new applications, which will allow it to concentrate its resources by focusing on amorphous silicon TFT technology and leveraging display performance features, such as wide viewing angles. (Details regarding Epson's small- and medium-sized displays and structural reforms can be found in "An Interview with the President" on pages 5 to 10.)

High-temperature polysilicon TFT LCDs (HTPS) for 3LCD projectors

LCDs using Epson's HTPS technology are primarily used as the core devices for 3LCD projectors in business, the home and for other applications. HTPS features natural images that are easy on the eyes due to high gradation, and high brightness with low-power consumption thanks to high-aperture ratio technology. These features contribute to the high quality of Epson's 3LCD projectors.

Epson will respond to the expected increase in demand for 3LCD projectors with HTPS LCDs that offer higher resolutions, provide high levels of brightness and that are more compact.



0.7-inch full high definition HTPS panel

Semiconductor Business

In the semiconductor business, Epson's color LCD drivers for mobile phones once enjoyed a large market share, but declining prices and fluctuating demand have had a major impact on business stability and profitability. In response, the Company is working to build a stable business structure and is completely overhauling its product portfolio. Epson has reaffirmed that the technical features of low-leakage and low-power consumption properties it developed through quartz watch manufacturing, constitute the strengths of its semiconductor business. Epson is taking steps to increase its proportion of mixed-signal ICs, including ASSPs* for sensors that combine digital and analog technologies and other products, and to optimize its strengths.

Moving forward, Epson's priority will be to ensure stable profitability by leveraging its technical strengths to uncover customer needs, proactively propose solutions and supply products that meet those needs.

* Application Specific Standard Product. A large-scale integrated circuit (LSI) with functionality aimed at specific applications.

Photo Fine Vistarich Super-Wide Viewing Angle Technology: Up to 180 Degrees from All Angles

Photo Fine Vistarich, the super-wide viewing angle technology developed by Epson Imaging Devices Corporation, features wide viewing angles that help prevent variations in color and contrast when viewed from different angles as well as near-constant gray-to-gray response times for vivid moving pictures. Beautiful flicker-free still and video images can be enjoyed on terrestrial digital and one-segment broadcasts on in-car displays and mobile phones.

Photo Fine Vistarich



Quartz Device Business

Quartz devices are used in a wide range of electronic equipment, from consumer applications such as mobile phones, PCs, digital electronics and game machines to industrial applications such as automobiles. Demand for more compact and high-precision quartz devices is expected to surge in the years ahead thanks to the growing digitization and increasing functionality of electronic equipment. Based on this anticipated demand, Epson Toyocom Corporation, the subsidiary responsible for the quartz device business, is promoting its 3D strategy centered on the expansion of business related to three categories of device: timing devices that provide clock functions in electronic equipment; sensing devices that detect movement, temperature and pressure; and optical devices that leverage the optical characteristics of quartz.

The goal of the 3D strategy is technological differentiation, the creation of high-quality, cost-competitive products and the expansion of new business domains based on "horizontal development," which aims for higher added value in each device, and "vertical development," which aims for higher added value by combining the three device types and creating modules out of them. With this strategy, Epson aims to achieve medium- to long- term growth by responding to demand for more compact and higher precision products through its proprietary QMEMS (Quartz Micro Electro Mechanical Systems) technology.

Epson Toyocom Corporation's 3D Business Strategy

Becoming the world leader in quartz

We will create world-leading crystal devices by cultivating and combining our core technologies of timing devices, optical devices and sensing devices.



Modularization
Timing Devices (TD)
Optical Devices (OD)
Sensing Devices (SD)
Higher added value (Horizontal development)
Higher added value

Familiar Crystal Devices: Digital Cameras

From professional-grade high-performance models to compact models for casual use, digital cameras are becoming increasingly widespread. Below are some crystal devices that support the functioning of those cameras.



SD Gyro-sensor
Gyro-sensors detect movement or shaking in the hand of the person holding the camera and compensate for image movement by instantly moving the optical components and charge-coupled device (CCD) in the opposite direction of the detected movement.

OD Optical low-pass filter (OLPF)
A device that eliminates moire patterns (flickering streaks, which show up when pictures are taken of repetitive patterns such as stripes and net-like patterns that have regular intervals) that appear in digital images.

TD Tuning fork crystal unit/real time clock module
This controls the digital camera's time display, calendar and other functions.

TD AT crystal unit
Used as a main clock for ICs, they govern the basic movement of digital cameras.



Grand Seiko Spring Drive chronograph model (SBGC003)

High-speed, high-precision new SCARA robot (G series)

Precision Products Segment

The Precision Products Segment primarily comprises the watch, optical device and factory automation products businesses. In the fiscal year ended March 31, 2008, net sales in this segment amounted to ¥83.9 billion (down 4.4% year on year) and operating income was ¥2.7 billion (down 23.6% year on year).

(Billions of yen)

	Years ended March 31		
	2006	2007	2008
Net sales	¥ 85.8	¥ 87.7	¥ 83.9
Operating expenses	83.4	84.1	81.1
Operating income	2.4	3.6	2.7
Identifiable assets	57.9	60.4	58.6
Depreciation and amortization	4.1	3.5	3.8
Capital expenditures	4.5	4.7	4.4

Watch Business

Epson's roots lie in the manufacture of mechanical watches and, subsequently, the development of timing devices for the 1964 Tokyo Olympics. Precision and microfabrication technologies developed in the watch business are the source for many of the technologies employed in the Company's other businesses. At present, Epson's watch business is built around the three pillars of Spring Drive, solar radio wave, and kinetic technologies. The Company manufactures mid-range and high-end wristwatches sold under the Seiko brand name, and develops and manufactures watch movements. Going forward, Epson will propose new lifestyle choices by developing high-value-added, next-generation watches incorporating original technologies.

Optical Device Business

Epson manufactures single-focus lenses for general-purpose eyesight correction, and progressive addition lenses used for the multifocals worn by many senior citizens. With progressive addition lenses, Epson used its original backside progression technology and revolutionary ultra-durable surface technology to dramatically reduce the effect of objects being distorted when viewed. The resulting products are both highly usable and durable. Epson will continue to introduce strategic products and will work to improve manufacturing efficiency.

Factory Automation Products Business

Epson's factory automation business comprises such semiconductor manufacturing equipment as IC handlers, industrial robots, and the new industrial inkjet equipment business. Epson aims to strengthen its lineup of IC handlers and industrial robots for each application and take advantage of the merits of its proprietary Micro Piezo technology to expand its industrial inkjet equipment business.

Approach to Corporate Governance

Corporate governance at Epson is based upon a commitment to sustaining trust-based management by providing a highly transparent form of management that benefits stakeholders, including customers, shareholders and employees, with the aim of increasing corporate value, strengthening management oversight, and complying with ethical standards of corporate conduct.

Management System

Epson currently maintains a board of directors and a board of statutory auditors. As of the end of the fiscal year ended March 31, 2008, the board of directors was composed of nine members and convenes once every month or as needed. Epson has established the Nomination Committee for establishing selection criteria for directors and screening candidates and the Compensation Committee for defining appropriate remuneration systems and the amounts of director remuneration. Upon deliberation of these matters, the committees then present their conclusions to the board of directors.

While Epson has not yet adopted a system involving outside directors, it is continually investigating such systems as it searches for ways to further improve corporate governance.

To ensure the greater independence and transparency of audits, Epson has assigned three outside statutory auditors to its five-member board of statutory auditors. In addition to requiring that auditors attend and express opinions at board meetings, Epson is implementing the following measures to increase the effectiveness of audits. Statutory auditors must:

- Attend Corporate Strategy Council sessions, corporate management meetings, and other important business meetings.
- Conduct periodic reviews of important documents related to management decisions.
- Hold regularly scheduled meetings with the internal Audit Office and the independent public accountant.
- Hold regularly scheduled meetings with representative directors to ensure awareness of business operations.

In addition, Epson established the Audit Staff Office to assist statutory auditors in the execution of their duties, thereby making audits more effective, and leaving no doubt as to the independence of the audits.

Epson has further established an internal compliance system to guard against potential legal and internal regulatory violations in the operations of any of its departments, as well as an internal Audit Office that reports directly to the president the results of routine internal audits, including those conducted at Epson subsidiaries. The Audit Office evaluates the effectiveness of the governance process and requests improvements where needed.

Epson's System of Corporate Governance


General Shareholders' Meeting
Board of Directors
Independent Public Accountant
Representative Director (President)
Executive Officers and Presidents of Affiliated Companies
Business Units and Affiliates
Elect/Dismiss
Report
Submit/Report
Cooperate
Audit
Elect/Dismiss/Oversee
Propose/Report
Business Operations

Basic Policy Regarding Decisions over Financial and Business Policies

At its April 2008 board of directors' meeting, Epson established basic policies concerning those who control decisions over Epson's financial and business policies. At the June 2008 general meeting of shareholders a resolution on "Countermeasures to large-scale acquisitions of the shares of the Company" (takeover defense measures) was introduced.

It is Epson's belief that free market transactions should determine who becomes a shareholder. Therefore, the decision of whether or not to accept proposals from parties wishing to purchase enough shares to gain control over decisions on Epson's financial and business policies should ultimately be left to the Company's shareholders.

Furthermore, if Epson is to retain and improve corporate value as well as promote the common interests of shareholders, it is imperative that executives and employees work together to create value and constantly take on new challenges while respecting the Company's original basic values, and work to gain and maintain the trust of its customers. However, large-scale acquisitions of shares do not always maintain and improve corporate value and, in turn, the common interests of shareholders. In Epson's view, it is improper that a party that acquires an inappropriately large number of Company shares gains control over decisions on Epson's financial and business policies. By putting in place necessary and suitable countermeasures against any such large-scale share acquisition, Epson can retain its corporate value and, in turn, protect the common interests of its shareholders.

Director Remuneration

The following table shows the totals of remuneration and retirement benefits for directors and statutory auditors of the Company in the fiscal year under review.

Category	Number of Individuals	Remuneration Received (Millions of yen)
Directors	9	¥629
Statutory Auditors (Outside statutory auditors among all statutory auditors)	5 (3)	142 (73)
Total	14	¥771

Notes:
1. Remuneration paid to directors does not include remuneration paid to personnel who hold the position of director as an additional post.
2. A resolution of the general meeting of shareholders in June 2001 established the maximum amount of remuneration at ¥70 million per month for directors and at ¥12 million per month for statutory auditors.
3. Based on a resolution of the general meeting of shareholders in June 2006 concerning director bonuses, the remuneration received listed in the table above includes director bonuses totaling ¥125 million and statutory auditor bonuses totaling ¥29 million (¥14 million of which was paid to outside statutory auditors).
4. Based on a resolution of the general meeting of shareholders in June 2006 on the payment of discontinued benefits for retiring directors, the payment of retirement benefits is as follows:
   (1) Effective from the time of the general meeting of shareholders closing in June 2007, the retirement benefit to retiring directors was:
   One retiring director: ¥54 million
   One retiring statutory auditor: ¥16 million
   (2) Effective from the time of the general meeting of shareholders' closing in June 2008, the retirement benefit to retiring directors was:
   Three retiring directors: ¥503 million
   Two retiring statutory auditors: ¥18 million (¥7 million of which is for one outside statutory auditor)



Masayoshi Shindo
Standing Statutory Auditor

Message from a Standing Statutory Auditor

Epson has a five-member board of statutory auditors composed of two standing statutory auditors and three outside auditors. The board of statutory auditors is convened nearly every month, with auditors participating in an active exchange of views. In the fiscal year under review, the board of statutory auditors convened thirteen times with nearly 100% statutory auditor attendance. Statutory auditors attend important business meetings, such as board meetings, review key documents and exchange individual points of view with representative directors, directors and executive officers. This practice ensures that the decision making process of management is sound, and that matters discussed are both legally compliant and appropriate. Statutory auditors also visit, whenever possible, the domestic and overseas operations of both Epson and its subsidiaries to obtain a clear picture of the business. Epson has improved internal control systems by disseminating ethical standards and maintaining sound and transparent management through closer cooperation between independent public accountants and the internal Audit Office. Through these actions, Epson fulfills its corporate responsibilities and contributes to the enhancement of corporate value.

Internal Control System Improvements

Epson has established the following basic policies for improving its system (hereinafter, "internal control") for ensuring the appropriate conduct of operations. Under these basic policies, responsible departments promote improvements. These improvements, which are based on the Management Philosophy and Principles of Corporate Conduct that embody the philosophy, are reported to the Trust-Based Management Promotion Meeting, which is attended by all directors and standing statutory auditors. By doing this, Epson is taking action to steadily improve the level of internal control for the entire Group.

1. Business execution system

Epson is instituting a system that will ensure the efficient execution of business. To that end, Epson has established regulations governing each job function, the division of operational duties, and the management of affiliated companies while distributing power and authority across the entire Group. Affiliated companies in particular must report or receive prior approval from the parent company of changes in management regulations. Regulations at affiliates that meet certain criteria are put on the agenda for discussion at the parent company's board meetings, thereby creating a system of business oversight for the Group.

Personnel responsible for business operations must report to the board of directors on the following items at least once every three months.

- Current business performance and performance outlook
- Risk management responses
- Status of key business operations

2. Safeguarding and management of work-related information

The safeguarding and management of information related to business operations is carried out under regulations governing document management, management approvals and contracts, and other related regulations, with directors and statutory auditors reviewing these and other relevant documents on an ongoing basis.

3. Compliance-based management

Epson has established regulations on management compliance that set forth the basis for its legal compliance and has set up a compliance system. As a cornerstone in the practice of trust-based management, Epson has established principles of corporate conduct and an employee code of conduct that is based upon these principles.

In addition, the president holds overall responsibility for management's legal compliance, with heads of each business and individual department responsible for compliance with laws related to their respective consolidated businesses.

Epson has installed a legal compliance hotline and other counseling services to facilitate internal compliance-related inquiries and reporting and is implementing in-house compliance training, including web-based training, for employees.

A forum has been instituted in which issues related to management's legal compliance are discussed under the president's leadership. Standing statutory auditors also attend this forum, which allows them to corroborate the actual content of legal compliance programs.

The president periodically reports to the board of directors on compliance-related issues and formulates appropriate measures as needed.

Epson's Compliance-Based Management System

Various Counseling Services
- Legal compliance hotline (Audit Office)
- Counseling for victims of sexual harassment and power abuse (Human Resources Department, etc.)
- Counseling related to overwork and long working hours (Human Resources Department)
- Career counseling (Human Resources Department)
- Psychological counseling (General Affairs Department)
- Labor union counseling (Labor Union)

Trust-Based Management Promotion Meeting

Position: President's Advisory Panel
Members: President, directors, statutory auditors, Audit Office general manager, etc.
Matters discussed:
1. All issues related to trust-based management
2. Compliance-based management
3. Risk management
4. Environmental strategy, etc.

4. Risk management

Epson has established regulations that form the basis of its risk management system and has defined the organization, procedures, and other key elements of this system.

Overall responsibility for risk management resides with the president, with heads of each business and department responsible for the management of risk in their respective consolidated businesses.

Under the president's leadership, a forum has been established wherein risk management–related issues are discussed. This forum routinely deliberates to identify and assess important Group risks and implements activities appropriate for their control. When major risks become apparent, the president leads the entire company in mounting a swift initial response in line with Epson's prescribed crisis management program.

The president periodically reports to the board of directors on risk management issues and formulates appropriate measures to respond to these risks.

5. Audit system

Based on corporate regulations governing auditors and audit procedures, statutory auditors have the authority to conduct hearings with directors and other key personnel whenever they deem such hearings necessary.

Statutory auditors are also authorized to attend sessions of the Corporate Strategy Council, the corporate management meeting and other important business meetings. Attendance at these meetings enables the auditors to conduct audits based on the same information as directors. Statutory auditors also routinely review important documents related to management decision making.

Epson has established an Audit Staff Office with specialized personnel to assist the statutory auditors in their duties. The views of the board of statutory auditors are given a great deal of weight in the evaluation and transfer of personnel assigned to this office.

To improve the effectiveness of their audits, statutory auditors consult on a regular basis with the internal Audit Office and independent public accountants.

In addition, the holding of regularly scheduled meetings with representative directors allows statutory auditors to directly assess business operations.

Risk Management System

Risk Management Regulations
- Overall responsibility: President
- Implementation responsibility: Divisional and departmental heads
- Identify in advance risks in business areas and operational fields and take action to respond to them

Crisis Management Committee Regulations
- Overall responsibility: President
- Mobilization of comprehensive command structure when major risks become apparent
- Initially define the seven different kinds of crisis by type (crisis management program)

1. Leakage of sensitive information (including personal information)
2. Damage from natural disasters
3. Country risk
4. Criminal acts against the Company
5. Computer system crashes
6. Product liability/quality problems
7. Environmental accidents at plants



Crisis Management Program

Routine Discussion/Reporting

Trust-Based Management Promotion Meeting → Board of Directors

Response to Crisis
Year ended March 31, 2008



Clearing up after heavy snow at Epson Toyocom Corporation's Wuxi Plant in January 2008

Returning Free Cash Flow to Shareholders (Dividend Policy)

Epson seeks to increase cash flow through greater management efficiency and improved profitability, and believes in distributing profits by maintaining stable dividend payments. On that basis, with the goal of achieving a consistent consolidated dividend payout ratio of 30% over the medium-to-long term, Epson returns free cash flow to shareholders while taking into account its need for capital to fuel its business strategy, and to maintain its business performance and financial standing.

In the fiscal year under review, despite posting its first net income in three fiscal years thanks to structural reforms and other factors, Epson paid, as initially forecast, a ¥32 per share dividend (¥16 of which was the interim dividend) for the second consecutive fiscal year on the back of its improving financial condition.

Internal reserves are being invested in plants and equipment, in other businesses and in new technology R&D to fortify Epson's business position, and the Company will continue to strengthen its business foundation in the years ahead.

Communication with Shareholders and Investors

To fulfill its obligation to explain its actions to all stakeholders, Epson discloses corporate data in a timely, accurate, and proper manner. For information aimed at shareholders and investors, Epson has a dedicated Investor Relations Department, which is responsible for issuing shareholder-oriented publications, holding explanatory business presentations, and other duties. The department's goal is to promote a greater understanding of Epson's business results and management strategies to ensure that its shares are appropriately valued.

Epson discloses information about its business activities and financial standing in securities reports, business reports, consolidated financial highlights and other mandatory filings. In addition, Epson voluntarily discloses and produces a number of publications, including the *Seiko Epson Corporation Annual Report* and a newsletter for individual shareholders. Moreover, presentations and audio voiceovers made to accompany presentation materials prepared for earnings announcements can be easily accessed through the IR section of Epson's corporate website. In January 2008, the IR section of Epson's corporate website was redesigned to make it easier to use, and an individual investors' corner was added for Japanese investors. Not only does this new corner explain corporate performance, it contains information to help users better understand Epson, including the evolution of the Company and its strengths.

In September 2007, Epson organized presentations for shareholders and analysts. These were not limited merely to quarterly earnings presentation but included briefings on Epson's inkjet printer business strategy.

Beginning in 2006, at the general shareholders' meeting, where management has the opportunity to communicate directly with shareholders, Epson has been conducting surveys in the form of questionnaires and focusing on listening to the opinions of its shareholders. At the 2007 general shareholders' meeting, in response to requests for information not only about past performance, but about the Company's future, Epson delivered a presentation on Micro Piezo technology, a core Epson technology that holds promise in a wide range of applications. At a reception held after the general shareholders' meeting, Epson set up an exhibit displaying sample applications of Micro Piezo technology in the manufacture of displays and circuit boards, as well as in printers. Matching this exhibit, Epson also published a feature article about the technology in its shareholder newsletter.

Going forward, Epson plans to create various opportunities to listen to and act on the opinions of its shareholders and investors.



The IR section of Epson's corporate website:
http://www.epson.co.jp/e/IR/investor_relations_index.htm



Japanese website for individual investors
http://www.epson.jp/IR/kojin/

Management (As of June 25, 2008)

Board of Directors



Chairman (Representative Director)
Seiji Hanaoka



Vice-Chairman
Yasuo Hattori



President (Representative Director)
Minoru Usui



Senior Managing Director
Masayuki Morozumi



Managing Director
Kenji Kubota



Managing Director
Hiroshi Komatsu



Managing Director
Seiichi Hirano



Managing Director
Toru Oguchi



Director
Akihiko Sakai

Auditors

Standing Statutory Auditor
Masayoshi Shindo

Standing Statutory Auditor
Kenji Uchida

Outside Statutory Auditor
Yoshiro Yamamoto

Outside Statutory Auditor
Tatsuhiro Ishikawa

Outside Statutory Auditor
Kenji Miyahara

Managing Executive Officers



Torao Yajima
President, Tohoku Epson Corporation



John Lang
President, Epson America, Inc.



Masataka Kamiyanagi
General Administrative Manager, Intellectual Property Division

Executive Officers



Noriyuki Hama
Deputy Chief Operating Officer, Imaging Products Operations Division, and General Administrative Manager, Imaging Products Business, Management General Center



Shuji Aruga
President, Epson Imaging Devices Corporation



Noboru Ushijima
Chairman and President, Epson (China) Co., Ltd.



Mitsuaki Maruyama
Vice-Chairman, Epson (China) Co., Ltd.



Kazuki Ito
Vice-Chairman, Epson (China) Co., Ltd.



Kaname Miyazawa
President, Epson Toyocom Corporation



Akio Mori
Chief Operating Officer, Watch Operations Division



Kiyofumi Koike
Chief Operating Officer, Business Products Operations Division



Ryuhei Miyagawa
Chief Operating Officer, Semiconductor Operations Division



Tadaaki Hagata
Chief Operating Officer, Imaging Products Operations Division

Environmental and Corporate Citizenship Programs

Environmental Philosophy and Policies

Epson, which was established in the rich natural surroundings of Lake Suwa, in Nagano Prefecture, Japan, has since its founding believed in minimizing the burden of its business activities on the environment. This remains true today, when Epson's business reaches across the globe. Recognizing that business activities impact the global environment, the Company conducts environmental programs under uniform standards and goals in every country and region of the world. Epson's basic approach to environmental affairs is made explicit in its Environmental Philosophy and Policies. Epson will continue to practice environmental management with the goals of achieving both its environmental and economic objectives, and helping to create a sustainable society.

Environmental Philosophy

(Established in October 1994, amended in June 1999)

Epson will integrate environmental considerations into its corporate activities and take steps to achieve high conservation standards in fulfilling its responsibilities as a good corporate citizen.

Environmental Policies

The following policies have been established under Epson's Environmental Philosophy and command full employee participation.

1. **Create and provide Earth-friendly products**
2. **Transform all processes to reduce the environmental impact**
3. **Recover and recycle used products**
4. **Share environmental information and contribute to regional and international conservation efforts**
5. **Continually improve environmental management systems**

Product Lifecycle and the Environment

To bring both environmental and economic benefits, Epson must reduce environmental impacts in every stage across the lifecycle of its products, not only in manufacturing, but also in parts and materials procurement, product transport, during use, collection and recycling. Under its Action 2010 General Environmental Policy the Company established three main areas to pursue its environmental actions: global warming prevention, resource recycling and conservation, and chemical substance management.

Global warming prevention

To contribute to the prevention of global warming, Epson has set in place policies aimed at becoming number one in the industry in the reduction of global warming emissions. Epson's focus is not only on the energy performance of its products but on measures to reduce emissions in manufacturing and transport.

Resource recycling and conservation

From the product design stage, Epson is working to make it easier to save resources and recycle. Through broad-based measures that include reducing waste through the effective use of resources and process improvements as well as cutting back on the volume of packing material that it uses, Epson is contributing to the creation of a recycling-based society.

Chemical substance management

Epson is also promoting the reduction of chemical substances found in products and in the volume of chemicals used in manufacturing. Efforts are also being made to create operational structures and management systems capable of supporting the programs needed to achieve these measures.

Epson also contributes to society as a whole by actively engaging the communities in which it operates, making information available to the public, and sharing environmental technology and know-how with non-Epson parties. The Company intends to continue to do its part in helping to maintain and improve the environment so that it may leave it in good shape for future generations.

Basic Policy on Corporate Citizenship

Epson established a Corporate Citizenship Philosophy in 2004 based on its desire to develop in harmony with communities and help build a better society as a socially progressive company. The Corporate Citizenship Policy, created at the same time, sets forth five areas of priority in which Epson is proactively involved. Epson's corporate citizenship focuses on giving back its technological expertise through activities rooted in the countries and regions in which it operates. In fiscal 2008, the Company will augment its ongoing efforts by increasing employee involvement in volunteer activities to strengthen ties to the community. Corporate citizenship expenditures in fiscal 2007 totaled nearly ¥700 million. As a good corporate citizen, Epson will continue to contribute to the creation of a better society through a wide range of supporting programs.

Five Key Citizenship Activities

- **Adolescent education and training**
- **Culture and the arts**
- **Community events**
- **Environmental conservation**
- **Public welfare and support for the needy**

Epson's Expenditure on Corporate Citizenship



Other* 7%
Social welfare and support for the needy 14%
Environmental conservation 8%
Community events 7%
Adolescent education and training 19%
Culture and the arts 45%

* Including natural disaster assistance activities

Examples of Contributions to Society and the Environment

Tree planting in Kalimantan

Since 2000, Epson has been cooperating in a tree-planting project in Kalimantan, Indonesia. In this agroforestry project, rubber trees and fruit trees are planted alongside rice, corn and other cereal crops. In addition to harvesting the cereals, workers are paid to maintain the trees, thereby ensuring the sustainability of the forest.

In November 2007, this project was recognized for its long-standing contribution, and the manager of the local forestry cooperative received an award from the president of Indonesia.



Regular maintenance takes place after tree planting

Graduation ceremony at in-company school

At Epson de Juarez, S.A. de C.V., an Epson subsidiary in Juarez, Mexico, as part of an employee education program, a school has been established within the company where students can receive elementary through junior and senior high school education. Because of disparities in Mexico's educational infrastructure, inequities exist between individual educational levels. To help compensate for this, Epson invites outside teachers to teach classes at the company school. In the fiscal year ended March 31, 2008, three employees completed elementary school and 24 passed high school equivalency exams and were awarded diplomas by the Department of Education of the State of Chihuahua, which holds jurisdiction over Juarez. Thus far, 262 students, including the aforementioned graduates, have completed the education program and 124 students are currently working and studying diligently toward graduation.



Graduation ceremony



EPSON

Refer to the *Epson Group Sustainability Report 2008* for more information regarding Epson's environmental and social contributions.
http://www.epson.co.jp/e/community/sr

Research and Development Strategies

Epson's Core Technologies and Medium-Term R&D Policies

Looking to open the way forward through the power of technology, Epson's spirit of creativity and challenge has generated numerous world firsts, including mini-printers and quartz watches. In the course of commercializing these products, Epson has accumulated core ultra-fine processing and energy-saving technologies that are based on its proprietary precision and low-power consumption component technologies, and which sustain Epson to this day. Based on these, Epson has gone on to develop core imaging technologies as it has rolled out its inkjet printer, 3LCD projector, display and semiconductor businesses.

As its medium-term R&D policy, Epson intends to further revolutionize these three core technologies, which enable compact, energy-saving products that generate beautiful images, with the goals of improving customer convenience and realizing customer aspirations. To turn these goals into reality, Epson is refining its distinctive technologies, including its Micro Piezo and 3LCD technologies that evolved out of its core technologies, to create appealing products. At the same time, the Company will research and develop new business domains and product lines while looking with a long-range perspective to contribute to future earnings.

R&D Organization

To generate synergies among departments, improve research speed, and develop value-added products and technologies, Epson's R&D function has been divided into corporate and operations division R&D. Corporate R&D conducts forward-looking R&D from a medium- to long-range perspective in such areas as basic technologies and the development of distinctive applied technologies, including Micro Piezo. Operations division R&D is focused on product development with a three-year time horizon.

R&D Expenditure

For the fiscal year ended March 31, 2008, R&D expenditure declined by ¥1.8 billion or 2.1% year-on-year, to ¥82.8 billion. The ratio of R&D expenditure to net sales was increased 0.1 percentage points from the year-earlier period to 6.1%. By segment, R&D expenditure comprised ¥33.5 billion in information-related equipment, ¥13.2 billion in electronic devices, and ¥2.7 billion in precision products. An additional ¥33.1 billion was spent in other business areas and for company-wide R&D projects, and other technologies slated for development over the medium- and long-term in various businesses. Going forward, Epson intends to maintain R&D expenditure at roughly 6.0% of net sales as it invests in new business R&D and product lines that will ensure long-term growth.

R&D Expenditure (Billions of yen)
Years ended March 31


85.8
90.5
89.0
92.9
84.7
82.8
2003
2004
2005
2006
2007
2008

R&D Expenditure by Segment
Year ended March 31, 2008


Others and Corporate R&D Expenditure
40%
Information-Related Equipment
41%
Precision Products
3%
Electronic Devices
16%

Development Topics for the Fiscal Year Ended March 31, 2008

Advanced image reproduction produces "the ultimate black" and long product life span

Epson has developed an organic light-emitting diode (OLED) system capable of producing "the ultimate black" and long product lifespan thanks to advanced image reproduction. With a view toward commercialization, Epson now operates a developmental production line that permits small lot production.

Because OLED displays feature high-contrast, wide viewing angles and fast response time while enabling a thinner profile and lighter weight, they have attracted attention as next-generation displays and are the subject of industry-wide R&D efforts.

Working to further sharpen its competitive edge in OLED display picture quality, Epson has been uncompromising in its efforts to achieve "the ultimate black" as this is key to overall image quality. These efforts have enabled Epson to achieve advanced image reproduction far beyond that available in existing displays. Furthermore, product life span, the greatest challenge to the commercialization of OLED, has now surpassed 50,000 hours*—a span sufficient to make commercialization possible—thanks to improvements in light-emitting materials and the development of a proprietary element structure that prevents initial brightness degradation.

Epson expects its OLED system to be used in a wide range of applications demanding high picture quality, including automobile instrument panels and in-store displays, and will further accelerate its efforts going forward.

* Brightness half-life



OLED system developed by Epson

Resin core bump and chip on glass mounting technology for next-generation LCDs

Epson has developed a new bump* structure and chip on glass (COG) mounting technology** for mounting chips (integrated circuits that control LCD panel pixels) to drive next generation LCDs.

The conventional method for bonding driver chips to glass substrates uses electrolytic bumps and anisotropic conductive film. However, for next-generation LCDs, a technology is needed that both bonds at high component per chip levels and lowers the risk of short circuits due to the increasingly high definition of panels and the accompanying reduction in space between bumps. To address this, Epson has developed a COG mounting technology based on resin core bumps, which are formed from metal wire on a resin layer, and nonconductive film. The technology has the following features and is considered best suited for next-generation LCDs.

- Enables greater reduction of space between bumps than with metal bumps
- Short circuit potential greatly reduced because conductive particles are not required
- Ability to mount using existing equipment eliminates need for new investment

Going forward, Epson intends to offer both products and total solutions featuring this technology.

* A protruding electrode formed on the surface of a semiconductor chip
** A technology for mounting semiconductors chips directly on the surface of a glass substrate


Metal wire
Core resin
Al pad

Resin core bump


Gold bump

Gold bump


IC
Al pad
Core resin
NFC
Metal wire
Glass substrate

Section of resin core bump COG


IC
Gold bump
ACF
Glass substrate
Conductive particles

Section of gold bump COG

Approach to Intellectual Property

Epson's intellectual property (IP) strategy, along with its business and R&D strategies, supports the Company's management strategy, and plays an important role in supporting both existing and new business domains. The underlying concept behind the strategy is to fortify the Company's business structure through IP risk management and strategic leverage, and thereby contribute to stable earnings.

Actively filing patents all over the world, Epson ranked seventh in Japan and thirteenth in the U.S. in registered patents in 2007. When filing patents, Epson does not merely strive for volume, but rather attempts to make further qualitative improvements in each patent by strengthening and perpetuating the program of acquiring Brilliant Patents (BPs) it initiated in 2005. At the same time, Epson manages its patent portfolio with an awareness of its contribution to Company business.

Epson's future target is "Winning Patents," specifically, patents that support the Company's business. In other words, Epson is establishing an IP environment that will give it a competitive business edge in each of its business domains. Supported by the efforts of the IP Division to acquire BPs, Epson is promoting the strengthening of its IP capabilities through the steady accumulation of key patents for original and distinctive technologies and the building of an elaborate network of patents that will influence competitors to abandon their market entry efforts. The results of these efforts are unequivocal; Epson has won numerous awards for inventions nationwide and has established a record of taking action against illegal counterfeit goods.

Registered Patents in Japan (2007)

1	Matsushita Electric Industrial Co., Ltd.	4,765
2	Toshiba Corporation	3,425
3	Ricoh Company, Ltd.	2,813
4	Hitachi, Ltd.	2,722
5	Canon, Inc.	2,654
6	Sony Corporation	2,641
7	Seiko Epson Corporation	2,627
8	Denso Corporation	2,611
9	Fujitsu Limited	2,512
10	Honda Motor Co., Ltd.	2,464
11	Mitsubishi Electric Corporation	2,381
12	Sharp Corporation	2,005
13	Toyota Motor Corporation	1,855
14	Fujifilm Corporation	1,768
15	Nissan Motor Co., Ltd.	1,721

Source: Compiled by Epson from data released by the Japan Patent Office based on data issued (up to December 31, 2007)

Registered Patents in the United States (2007)

1	International Business Machines Corporation	3,148
2	Samsung Electronics Co., Ltd.	2,725
3	Canon Inc.	1,987
4	Matsushita Electric Industrial Co., Ltd.	1,941
5	Intel Corporation	1,865
6	Microsoft Corporation	1,637
7	Toshiba Corporation	1,549
8	Sony Corporation	1,481
9	Micron Technology, Inc.	1,476
10	Hewlett-Packard Development Company, L.P.	1,470
11	Hitachi, Ltd.	1,397
12	Fujitsu Limited	1,315
13	Seiko Epson Corporation	1,208
14	General Electric Company	914
15	Infineon Technologies AG	856

Source: IFI Claims



Masataka Kamiyanagi
General Administrative Manager, Intellectual Property Division

Message from the General Administrative Manager of the Intellectual Property Division

Before implementing any IP program, it is essential that management clearly defines what it expects from such a program. In other words, when leveraging IP, what does the company want to accomplish? At Epson, this boils down to the following: 1) to continuously develop existing businesses in a favorable environment by leveraging IP capabilities, and 2) to use IP as a powerful support for new business development and commercialization. In either case, the essential result is that IP contributes directly to corporate earnings. Epson's IP staff, including those in the IP division, are working to increase corporate earnings by actively filing patents, strategically leveraging IP and pursuing other activities to ensure Epson's IP capabilities remain strong.

Epson's Countermeasures against Counterfeit Goods

The foundation of Epson's corporate governance is trust-based management, which is compliance with legal and ethical standards of corporate conduct. The Company fully respects the rights of third parties in the conduct of business. At the same time, to protect its legitimate rights, Epson takes legal action against the unauthorized use of trademark, patent and other ownership rights.

With regard to so-called "pirated goods" masquerading as genuine Epson products, including ink cartridges, toner cartridges, and printer ribbons, the Company is conducting campaigns aimed at their eradication in cooperation with local authorities in each country where such products are manufactured and consumed. Especially in China, Epson is making steady progress through its customs seminars and counterfeit goods eradication campaigns that involve joint public- and private-sector cooperation between Japan and China. In Russia, which has seen remarkable growth in recent years, Epson reduced the percentage of pirated goods on the market by a substantial amount through ongoing crackdowns in 2007. In addition, Epson filed a suit with the United States International Trade Commission (ITC) in February 2006 alleging patent infringement against 24 companies and was granted a general exclusion order in the final judgment on October 19, 2007. The ITC's ruling was not limited to the 24 defendants companies that manufactured goods infringing on Epson patents, but extended to a total prohibition on the import into the United States of all third party Epson printer cartridges that infringe on Epson patents. In recent years, the growth of the Internet has brought a rise in a new type of intellectual property right infringement involving trademark right violations on the Internet as well as the online sale of illegal counterfeit goods. Epson is fighting back against these types of violations by implementing measures such as shutting down websites, deleting infringing content, and working within the industry and with governments to strengthen its response.

Through these campaigns to protect intellectual property rights, Epson will continue to protect the interests of consumers and fulfill its corporate responsibilities.

Epson's External Awards

At the 2007 National Commendation for Invention sponsored by the Japan Institute of Invention and Innovation (JIII), Epson's design for the EMP-TWD1 home projector (design registration #1272652) was honored with the Japan Patent Attorneys Association's President's Award. The EMP-TWD1 was cited for its superior design, which, being both simple and without protruding parts, blends harmoniously with home interiors. This marks the third consecutive year that Epson has won a special award at the National Commendation for Invention.

In 2007, at a local awards event for Japan's Kanto region that was also sponsored by the National Commendation for Invention, Epson was awarded the Kanto Bureau of Economy, Trade and Industry's Director General Prize for its invention of a backside progressive addition lens for the correction of eyesight (Japan patent #3852116).



Scrapped illegal counterfeit goods



Confiscated illegal counterfeit goods



Receiving the National Commendation for Invention

Company History

Corporate History

1940s	May 1942	Daiwa Kogyo Ltd. (the predecessor of Seiko Epson Corporation) is established.
1950s	May 1959	Daiwa Kogyo and the Suwa Plant of Daini Seikosha Co., Ltd. (now Seiko Instruments, Inc.) merge as Suwa Seikosha Co., Ltd.
1960s	Dec. 1961	Shinshu Seiki Co., Ltd. (name changed to Epson Corporation in 1982) is established.
	Oct. 1964	The Seiko Group is selected as the official timekeeper for the Olympic Games in Tokyo. The compact tabletop quartz clock, Crystal Chronometer QC-951, and printing timer play important roles at the event.
	Aug. 1968	Tenryu (Singapore) Pte. Ltd. (now Singapore Epson Industrial Pte. Ltd.), the first overseas manufacturing affiliate, is established.
	Sep. 1968	The EP-101, the world's first mini-printer, is launched.
	Dec. 1969	The world's first analog quartz watch (Seiko Quartz Astron 35SQ) goes on sale.
1970s	Apr. 1975	Epson America, Inc., the first overseas sales subsidiary, is established.
	Jun. 1975	The Epson brand is established.
1980s	May 1983	Epson Sales Japan Corporation is established as a domestic marketing company.
	Jan. 1985	Shonai Denki Kogyo Co., Ltd. (now Tohoku Epson Corporation) is established as a domestic manufacturer.
	Nov. 1985	Suwa Seikosha Co., Ltd. and Epson Corporation merge to form Seiko Epson Corporation.
1990s	Jan. 1990	Epson Europe B.V., Epson's European regional headquarters, is established in Amsterdam, the Netherlands.
	Oct. 1992	Complete elimination of CFCs from manufacturing processes is achieved at all factories and affiliates in Japan. Epson receives the 1992 Stratospheric Ozone Protection Award from the U.S. Environmental Protection Agency.
	Apr. 1994	ISO 9000 series certification for quality management system is acquired by all Epson plants in Japan.
	Feb. 1998	The Seiko Group is chosen as the official timekeeper for the Olympic Winter Games in Nagano.
	Apr. 1998	Epson (China) Co., Ltd. is established in Beijing as Epson's regional headquarters in China.
2000s	May 2001	ISO 14001 certification obtained for environmental management systems at all of Epson's 68 major business sites around the world.
	Jun. 2002	Epson receives the Corporate Innovation Recognition Award from the Institute of Electrical and Electronics Engineers Inc. (IEEE).
	Jun. 2003	Epson is listed on the First Section of the Tokyo Stock Exchange.
	Oct. 2004	Sanyo Epson Imaging Devices Corporation (now Epson Imaging Devices Corporation) is established.
	Nov. 2004	Seiko Quartz Astron 35SQ, the world's first quartz wristwatch, receives the prestigious IEEE Milestone Award.
	Apr. 2005	The global tagline "Exceed Your Vision" is introduced to strengthen brand promotion worldwide.
	Oct. 2005	Epson Toyocom Corporation is established.

Product Milestones



Seiko Crystal Chronometer QC-951 (1963)
World's first non-AC-powered high-precision quartz clock



EP-101 (1968)
The world's first miniature digital printer was also the origin of the "EPSON" name.



Seiko Quartz Astron 35SQ (1969)
The world's first quartz wristwatch revolutionized watch history.



VPJ-700 (1989)
The Epson brand's first LCD projector



Epson Stylus Color (1994)
The world's first 720dpi color inkjet printer



Epson Stylus Pro 9500 (2000)
Large-format printer employing a new type of color ink and combining durability with super-high image quality

Financial Section

Contents

Management's Discussion and Analysis of Financial Condition and Results of Operations

Analysis of Operating Results

Net Sales

Consolidated net sales decreased ¥68,190 million, or 4.8%, to ¥1,347,841 million compared with the previous consolidated fiscal year. This decline was primarily due to a decrease of ¥49,506 million, or 11.1%, in electronic devices segment sales, and a decrease of ¥13,358 million, or 1.5%, in information-related equipment segment sales.

Sales in each business segment are discussed below.

In the information-related equipment segment, sales declined ¥13,358 million, or 1.5%, to ¥902,970 million. The decrease was primarily attributable to the following.

Unit sales of 3LCD projectors, primarily for education applications in business models, advanced as did those of high-priced models and models with integrated DVD players for home theater applications. On the other hand, sales of page printers (here and in the following, results for printers include those for related supplies) declined as a result of a focus on sales of high value-added models. Despite higher sales volumes resulting from this change in sales strategy and the benefits of yen depreciation, inkjet printer sales were down because of a decline in average unit prices. Furthermore, in the wake of declining average unit prices for terminal modules due to growing competition from lower-cost products and a shrinkage in sales volumes as a counter-reaction to spending on major projects in the previous fiscal year, serial impact dot matrix printer volumes declined, reflecting European market contraction and wholesaler inventory adjustments in China.

In the electronic devices segment, sales were down ¥49,506 million, or 11.1%, to ¥395,197 million. The following major factors contributed to the decrease.

Prices for color STN-LCDs and MD-TFD LCDs, a business that is to be phased out, fell in the face of declining sales volumes and intensifying competition. In addition, the semiconductor business suffered lower sales volumes and across-the-board price cuts for color LCD drivers for mobile phones.

In the precision products segment, sales declined ¥3,816 million, or 4.4%, to ¥83,927 million. Despite an increase in the sales price range for watches, lower sales volumes for industrial-use inkjet equipment as well as falling prices for plastic corrective lenses were the main factors behind the decrease.

In the other segment, sales decreased ¥1,165 million, or 3.9%, to ¥29,124 million.


Net Sales
Years ended March 31
(Billions of yen)
1,549.6
1,416.0
1,347.8
2006
2007
2008

Net Sales by Business Segment

Year ended March 31	2006		2007		2008	
	Millions of yen, except percentages					
Information-related equipment	¥ 976,443	60.2%	¥ 916,330	62.0%	¥ 902,970	64.0%
Electronic devices	526,967	32.5	444,703	30.1	395,197	28.0
Precision products	85,778	5.3	87,744	5.9	83,927	5.9
Other	32,977	2.0	30,310	2.0	29,124	2.1
Total	1,622,165	100.0%	1,479,087	100.0%	1,411,219	100.0%
(Eliminations and corporate)	(72,597)		(63,055)		(63,378)	
Total net sales	¥1,549,568		¥1,416,032		¥1,347,841	

Cost of Sales and Gross Profit

The cost of sales decreased ¥79,867 million, or 7.5%, to ¥979,391 million, while the cost of sales ratio declined 2.1 percentage points, to 72.7%. The decrease in the cost of sales was due to lower revenue and cost reductions. The decline in the cost of sales ratio reflects such cost reductions in the information-related equipment segment as well as reduced fixed costs accompanying the booking of reorganization costs in the display business during the previous fiscal year in the electronic devices segment.

As a result, gross profit climbed ¥11,676 million, or 3.3%, to ¥368,449 million. The gross profit margin ratio rose 2.1 percentage points, to 27.3%.

Selling, General and Administrative Expenses and Operating Income

Selling, general and administrative (SG&A) expenses edged up ¥4,442 million, or 1.4%, to ¥310,871 million. This was largely due to a ¥4,033 million increase in labor costs as well as yen depreciation.

As a result, operating income rose ¥7,234 million, or 14.4%, to ¥57,577 million. The operating margin ratio rose 0.7 percentage points, to 4.3%.

Operating income in each business segment is analyzed below:

In the information-related equipment segment, operating income slipped ¥961 million, or 1.1%, to ¥83,274 million. Despite the impact of average unit price declines for inkjet printers, gross profit rose in this segment thanks to yen depreciation, cost reduction benefits and higher 3LCD projector revenue. Operating income, on the other hand, fell in the face of SG&A expense increases due to higher costs associated with expanded inkjet printer sales and yen depreciation.

The electronic devices segment recorded an operating loss of ¥17,167 million, an improvement of ¥8,887 million. Higher gross profit due to lower fixed costs associated with amorphous silicon TFT LCDs and lower SG&A expenses resulting from structural reforms in the display business were the primary factors behind the above-mentioned loss.

In the precision products segment, operating income declined ¥842 million, or 23.6%, to ¥2,733 million. Falling prices for plastic corrective lenses and a deteriorating model mix were the main factors behind the decrease.

In the other segment, while there was an operating loss of ¥11,462 million, the loss was ¥693 million less than that of the prior fiscal year.

Other Income and Expenses and Special Gains and Losses

Other income and expenses and special gains and losses (calculated as the net total of other expenses subtracted from other income in the previous consolidated accounting fiscal year) amounted to ¥5,532 million, an improvement of ¥41,335 million from net other expenses of ¥46,868 million in the previous fiscal year. This was primarily due to reorganization costs of ¥41,165 million, impairment losses and other factors associated with structural reforms in the display business in the previous fiscal year.


Operating Income/
Operating Margin Ratio
Years ended March 31
Operating income
Operating margin ratio
25.8
1.7
50.3
3.6
57.5
4.3
2006
2007
2008

In addition, in the year under review the Company registered special losses amounting to ¥17,279 million primarily due to impairment losses associated with the idle assets of the Chitose Plant. This was partially countered by a ¥4,523 million reduction in net loss on foreign exchange and an increase of ¥3,480 million in dividend income from the distribution of profits based on a silent partnership agreement associated with a real estate liquidation scheme that leveraged a special purpose company in a subsidiary. Special gains comprised ¥2,392 million from the reversal of accrued litigation and related expenses and ¥2,006 million from gain on sales of investment securities.

Income (Loss) before Income Taxes and Minority Interests

Reflecting these factors, Epson booked income before income taxes and minority interests of ¥52,045 million, an improvement of ¥48,570 million from the previous fiscal year.

Income Taxes

Income taxes increased ¥12,602 million to ¥30,223 million. The main factor was the increase in income before income taxes and minority interests. In addition, the effective tax rate after the application of deferred tax accounting came to 58.1% as a result of increasing the valuation allowance due to impairment.

Minority Interests

A gain of ¥2,728 million was recorded for minority interests in subsidiaries, an improvement of ¥9,779 million from the ¥7,051 million loss in the previous fiscal year. This was primarily due to a reduction in loss on minority interests following Sanyo Epson Imaging Devices Corporation (now Epson Imaging Devices Corporation) becoming a wholly owned subsidiary in December 2006.

Net Income (Loss)

As a result of the foregoing, Epson posted net income of ¥19,093 million, a ¥26,188 million improvement from the previous year's net loss.



Net Income (Loss)/ROE
19.0
4.2
-1.5
-7.1
-3.8
-17.9
2006
2007
2008

Liquidity and Capital Resources

Cash Flow

Net cash provided by operating activities was ¥112,060 million, down ¥48,168 million from the previous fiscal year. This was primarily due to a further decrease in notes and accounts payable, trade, of ¥19,870 million, to ¥30,734 million, in contrast to a decrease of ¥10,864 million in the previous fiscal year due to the last day of the previous fiscal year falling on a holiday, and other factors. In addition, although we recorded a decrease in inventories for the second year in a row owing to a decrease in inventory assets, the cash flow provided by this item amounted to only ¥6,357 million during the fiscal year under review, as opposed to ¥21,281 million in the previous fiscal year.

Net cash used in investing activities was ¥50,770 million, a decrease of ¥25,648 million compared with the previous fiscal year. The main reason for the decrease was, despite ¥20,069 million in proceeds from sales of investment securities and proceeds from maturities of investment securities, and our ongoing efforts to restrain capital investments, especially in the electronic devices business, capital expenditures amounted to ¥66,462 million, largely unchanged from the ¥67,803 million of the previous fiscal period, owing to the acquisition of fixed assets.

Net cash used in financing activities was ¥70,663 million, up from ¥30,150 million in the previous fiscal year. The main outflows were a decrease of ¥12,955 in short-term borrowings and repayments of long-term debt amounting to ¥102,251. The main inflows were ¥32,781 in proceeds from long-term debt and ¥20,000 million from issuance of bonds.

Due to these factors, as of March 31, 2008, cash and cash equivalents at the end of the year stood at ¥316,414 million, a fall of ¥18,458 million from the previous fiscal year-end.

Total short-term borrowings and long-term debt amounted to ¥242,202 million, down ¥82,358 million from the previous fiscal year, as a result of repayments of short-term borrowings and long-term debt and the refinancing of long-term debt with the issuance of bonds. Long-term debt, which comprised the majority of borrowings, (excluding that which is scheduled for repayment within one year) as of March 31, 2008, stood at ¥143,871 million, at a weighted average interest rate of 1.29% and with a repayment deadline of September 2013. These borrowings were obtained as unsecured loans primarily from banks.

Of the ¥80,000 million line of credits obtained to allow the Company efficient access to funds, ¥50,000 million has not been drawn on. This, combined with cash and cash equivalents of ¥316,414 million as of March 31, 2008, provides Epson with sufficient liquidity.



Free Cash Flow
22.2
83.5
61.2
2006
2007
2008

Financial Condition

Total assets as of March 31, 2008 stood at ¥1,139,165 million, a decrease of ¥145,247 million from the previous fiscal year-end.

Current assets were down ¥76,028 million, while fixed assets decreased ¥69,218 million. The decrease in current assets was due mainly to a decline in notes and accounts receivable, trade, and in inventories. The decrease in fixed assets was primarily the result of efforts to restrain capital investments, especially in the electronic devices business, and the sale of investment securities and maturities.

Total liabilities as at March 31, 2008 were ¥667,718 million, a reduction of ¥122,357 million from the previous fiscal year. Current liabilities dropped ¥91,001 million, while long-term liabilities were down ¥31,356 million. The decline in current liabilities was mainly the result of decreases in short-term borrowings (including the current portion of long term debt), accounts payable, other, notes and accounts payable, trade, and other factors.

Working capital, defined as current assets less current liabilities, was ¥352,121 million, an increase of ¥14,972 million compared with March 31, 2007. This was due mainly to a decrease in short-term borrowings in current liabilities.

The balance of short-term borrowings decreased and the ratio of interest-bearing debt to total assets declined from 31.4% to 30.1%.

Risks Related to Epson's Business Operations

The matters relating to the state of business and financial statements set out in this report that might have a material effect on the investors' decisions are as set out in the following.

It is Epson's policy to be aware of the possibilities of those risks that may arise and to strive to either prevent them from arising or respond accordingly should they manifest.

This section mentions matters that relate to the future based on judgments made as of June 26, 2008.

(1) Epson relies to a significant degree on profits from its inkjet printer business

Epson's ¥900,443 million in sales from its information-related equipment business segment for the year ended March 2008 constituted 66.8% of its consolidated sales, which were ¥1,347,841 million (excluding intersegment). Inkjet and other types of printers and consumables accounted for much of the sales and profits of the information-related equipment business segment. There is a possibility that fluctuating sales of inkjet printers and their related supplies would have a material adverse effect on Epson's results.

(2) Price competition causes a downward trend in prices

Market prices of information-related equipment have been on a continuous decline because of a recent intensification of competition and a shift in demand toward cheaper products. Intensifying competition or an excess of supply in mobile communications devices and related devices is currently driving a decline in prices of electronic components for mobile communications devices, such as color LCDs and LCD-driver ICs, and could similarly affect other products.

Epson is striving to improve profitability by reducing production costs, for example, by using low-cost designs, and is taking measures to fight the trend of declining prices, for example, by expanding sales of high-value-added products. However, there is no assurance that these efforts will succeed, and, if Epson is unable to respond effectively to counteract the downward price trend, its results might be adversely affected.

(3) Epson's technologies compete with the technologies of other companies

Some of the products that Epson sells contain technology that place Epson in competition against other companies. For example:

1. Epson's Micro Piezo technology[1] that it uses in its inkjet printers competes with the thermal inkjet technologies[2] of other companies; and
2. Epson's 3LCD technology[3] that it uses in its projectors competes with other companies' DLP[4] and LCOS[5] technologies.

Epson believes the technology it uses in these types of product is superior to the alternative technologies of other companies, but, if consumer opinion with respect to Epson's technology changes, or if other revolutionary technologies appear on the market and compete with Epson's technologies, Epson may lose that competitive edge and its results might consequently be adversely affected.

*1. Micro Piezo technology is an inkjet printer technology created by Epson that manipulates so-called piezoelectric elements to fire small droplets of ink from the printer nozzle.

*2. Thermal inkjet technology is a type of technology for printers whereby the ink is heated to create bubbles and the pressure from the bubbles is used to fire the ink. (Some manufacturers call this technology by different names such as bubble jet technology.)

*3. 3LCD technology is a technology whereby TFT displays are used as light valves. The light from the light source is divided into the three primary colors (red, blue and green) using special mirrors, the picture is created on separate LCDs for each color and then the picture is recombined and projected on the screen.

*4. The DLP technology is a technology that uses a digital micro-mirror device (DMD) as a display device. A DMD is a semiconductor on which hundreds of thousands or millions of micro mirrors are arranged, each mirror directing light onto its own individual pixel, and the image is created by the light from the light source being reflected from the mirrors onto the screen. DLP and DMD are trademarks of Texas Instruments Incorporated of the USA.

*5. LCOS technology is a technology that uses liquid crystal on silicon (LCOS) as a display device. It is characterized by the extremely large number of openings on the surface of the reflective LCD panel. Because the circuits and the switching elements are etched underneath the reflective layer, there is no need for the BM (a light-blocking layer that prevents light from falling on the pixel transistor area), making for a seamless display of the picture.

(4) Epson might experience a reduction in the market for Epson-brand consumables

Consumable products for inkjet printers, known as ink cartridges, are particularly important to Epson's sales and profit. There are third parties who supply ink cartridges that can be used in Epson printers. These alternative products are generally sold at prices cheaper than Epson's brand products, and they have high market share in Japan and the United States but even more so in Europe and developing countries. Such alternative products will continue to expand their share of the market in the future, so for Epson to remain competitive, it might have to lower its prices of such consumables.

In responding to such risks as a decline in its share of the market for Epson-brand products and a reduction in prices, Epson has introduced onto the market, in accordance with the demands and tastes of consumers in each region, its own products that appeal to consumers searching for quality and ease of use. For example, Epson aims to maintain and improve the quality of its products, striving to boost their user-friendliness, such as by using even longer lasting ink and an array of single-color ink cartridges. Epson will also take legal measures if any of its patent rights or trademark rights it holds over its ink cartridges are infringed.

There is no assurance, however, that any of these efforts will be effective, and if Epson's profit from consumable products for inkjet printers declines because, for example, in the future the market share occupied by the alternative products increases further or Epson must reduce the prices of its brand products, then Epson's results might consequently be adversely affected.

(5) A change in the market could affect Epson

Epson is focusing its managerial resources into its "3i" business domains, which comprise the three businesses where Epson believes it can leverage its competitive advantage: imaging on paper (printers: i1), imaging on screen (projectors: i2) and imaging on glass (displays: i3). Epson is engaged in its strategy of establishing ties among and bringing together its finished products and electronic devices businesses while continuing to expand its myriad areas of business.

However, because technological innovation and product cycles are extremely fast changing in markets that Epson is focusing its managerial resources on, if the Company is unable to respond flexibly to such changes and develop and introduce competitive products, or if product sales do not grow as much as anticipated, Epson's results could consequently be adversely affected.

(6) Epson relies on certain clients in its electronic devices business

Epson has poured management resources into such efforts as developing technologies and securing production capacity for the display business, which accounts for more than half of the sales in the electronic devices business segment and positions the market for mobile communications devices as its main business domain. As a result of this, Epson has a record of transactions with the market's major manufacturers of mobile communications devices and has worked to maintain good relationships among these customers, such as by engaging in the medium-term joint development of products. A high proportion of sales is to these major manufacturers.

However, there is a possibility that these customers will not carry out business with Epson on a scale comparable with the past. If Epson was to lose its business with these clients, Epson's results of operations could consequently be adversely affected.

(7) Trends in the electronic devices market might adversely affect Epson

There are various trends in the electronics devices market, such as in semiconductors and in mobile communication devices, that reflect product life cycles and the economic environment. History also shows that large declines in the industry are cyclical and, when they occur, demand becomes sluggish, there is excess production and prices fall.

A deterioration in the situation in, for example, the electronics devices market, such as for semiconductors and for devices for mobile communication devices, could adversely affect Epson's financial condition and results of operations. There is also no assurance that Epson can always accurately predict future trends, and it is possible that Epson might not be able to make investments that are timely or appropriate enough to respond to market trends.

(8) Epson competes with other companies in all its businesses

Epson presently faces serious competition in all its businesses with powerful companies with large amounts of funds or strong financial compositions, and with companies in such countries and regions as Taiwan, Korea, or China that have the ability to manufacture competitive products or compete on the price level in Epson's markets, and this competition could adversely affect Epson's results.

In addition to the above competition, there is also the possibility that powerful companies Epson is not currently in competition with may use their brand power, technological strength, ability to procure funds, marketing power, sales skills or ability to produce at low costs to newly enter a business area of Epson's and compete with it.

(9) Expanding businesses overseas entails risks for Epson

Epson is continuing to expand its businesses overseas; 68.2% of its consolidated sales for the business year ended March 2008 were overseas sales. Epson has production bases all over Asia, such as in China, Indonesia, Singapore and Malaysia, and in the United States, the United Kingdom, Mexico, etc. It has also established many distribution companies all over the world. Epson's employees overseas as of March 2008 accounted for approximately 70% of its overall employees.

Epson believes that this global expansion has many merits that makes it possible to undertake market activities that precisely ascertain the market needs of each individual region and leads to the securing of high cost-competitiveness through cuts in production costs and reduced lead times. There are, however, unavoidable risks related to producing and selling overseas that come with expanding businesses overseas, some of which are changes in government laws, ordinances, or regulations related to production and sales, social, political or economic changes, transport delays, damage to infrastructure (e.g., power supply), restrictions on currency exchanges, insufficient skilled labor, changes in regional labor environments, changes in taxes, regulations or the like protective of trade, and laws, ordinances, regulations, or the like related to the import and export of Epson products.

(10) The intense technological innovation required of Epson entails risks

Because Epson is engaged in manufacturing and selling products that require advanced technologies, technological superiority is an extremely vital element of Epson's competitiveness. Epson possesses core technologies—for example, ultra-fine, ultra-precise processing technologies, low-power consumption technologies, thin-film technologies, surface treatment technologies, high-density mounting technologies, digital control technologies and digital color image processing technologies. By evolving and fusing these technologies, Epson has been able to manufacture and sell products that meet customers' needs, thereby developing the presence for itself that it has today.

But because the rate of technological innovation required in most of the fields in which Epson is engaged is so intensely fast, in order to respond swiftly to customer needs responding to changes in technology, Epson sometimes must make long-term investments or capital spending based on product predictions. Thus, while Epson is making every effort to respond to such intense technological innovations, such as by striving to grasp the needs of the market and customers and being actively engaged in medium-term joint product development projects with major customers, particularly in the electronics devices business, there is no assurance that these efforts will succeed. If they do not succeed, Epson's results could consequently be adversely affected.

(11) The short lifecycle of certain products makes Epson vulnerable to certain risks

Epson is manufacturing and selling products that generally have short life cycles, such as consumer products. Epson has its own group distribution network throughout the world and is taking various measures, such as trying to understand through its distribution subsidiaries and branches the needs for different products in each region, and striving to reduce lead time by establishing production bases in regions close to consumers. But if the transition from existing products to new products does not go smoothly, Epson's results could consequently be adversely affected.

Factors affecting whether the transition to new products goes smoothly include delays in the development or production of Epson's new products, competitors' timing in introducing their new products, the difficulty in predicting changes in consumers' needs, a slowdown in purchases of existing products and competition between Epson's existing and new products.

(12) Procuring products and outsourcing the manufacture of products comes with risks to Epson

Epson procures parts, half-finished products and finished products from third parties, but it has generally conducted transactions without entering into any long-term purchase agreements. Epson is developing upon its efficient procurement activities by cooperatively engaging with such suppliers in maintaining product quality, improving products and reducing costs. But if its ability to procure was to be adversely affected by, for example, insufficient supply from a third party, poor quality of products supplied or the like, then Epson's results could consequently be adversely affected. Epson strives to, in principle, procure parts and the like from multiple suppliers, but there are some cases in which it can only procure parts for from one company, for example, actuators, which are the primary component of the printer heads in medium- and low-cost printers, because it is difficult to procure an alternative component from another company.

On the manufacturing side of business, Epson outsources the manufacturing of parts of products, such as page printers and inkjet printers in the low price range, image scanners and computers. If demand for such products rises severely, it will become difficult to secure alternative or additional manufacturers to outsource to, and Epson might become vulnerable to such risks as an increase in costs or a delay in production.

(13) Epson faces risks concerning the securing of personnel

It is vital that Epson secure talented engineers and other technical personnel both in Japan and overseas for the development and manufacture of Epson's advanced new technologies and products, but the competition for recruiting such engineers and other technical personnel is becoming increasingly intense. Epson is putting considerable effort into securing talented engineers and other technical personnel by establishing research and development bases and design bases both in Japan and overseas. But if Epson is unable to continue to use or employ an adequate number of talented engineers and other technical personnel, the implementation of its business plans could be adversely affected.

(14) Fluctuations in foreign currency exchanges create risks for Epson

A significant portion of Epson's sales are denominated in U.S. dollars or the euro. Epson is striving to expand its overseas procurement and move its production bases overseas, thereby attracting an increase in expenses in foreign currencies linked to the euro or U.S. dollar, and, although it offsets a significant portion of its U.S. dollar-denominated sales, its euro-denominated sales have become bigger than its euro-denominated expenses. Also, although Epson has executed currency forwards and currency options to hedge against the risks inherent in foreign currency exchanges, unfavorable movements in foreign currency exchange rates such as the U.S. dollar or euro against the yen could adversely affect Epson's results.

(15) There are risks inherent in pension systems

Epson has established a defined-benefit pension plan (fund-type), a defined-benefit pension plan (contract-type), a tax qualified pension plan and a termination allowance plan.

If, with respect to the defined-benefit pension-type retirement pension plan, there is a change in the operating results of the pension assets or in the ratio used as the basis for calculating retirement allowance liabilities, Epson's results could consequently be adversely affected.

(16) Epson's intellectual property rights activities expose Epson to certain risks

Patent rights and other intellectual property rights are extremely important to Epson for maintaining its competitiveness. Epson has itself developed many of the technologies it needs, and it utilizes them as intellectual property in the form of products or technologies by acquiring patent rights, trademark rights and other intellectual property rights for them or entering into agreements with other companies for them. Epson carefully selects the personnel who manage its intellectual properties and is constantly working to strengthen its intellectual property portfolio.

If, however, any of the following situations relating to intellectual properties occurs, Epson's results could consequently be affected.

1. An objection might be raised to, or an application to invalidate might be filed with respect to, an intellectual property right of Epson, and as a result, that right might be recognized as invalid.
2. A third party to whom Epson originally had not granted a license might come to possess a license as a result of a merger with or acquisition by another third party, and Epson's competitive advantage that it had due to that license might consequently be lost.
3. New restrictions might be imposed on an Epson business that were originally not imposed on it as a result of a merger with or acquisition by a third party, and it might be forced to spend money to find a solution to those restrictions.
4. Intellectual property rights that Epson holds might not give it a competitive advantage or Epson might not be able to use them effectively.
5. Epson or one of its customers might be subject to a third-party's claim of an infringement of intellectual property rights and have to spend a considerable amount of time and money to resolve the issue, or such a claim might interfere with Epson's management or focusing of managerial resources.
6. If a third-party's claim of infringement of intellectual property right is upheld, Epson might incur damage in the form of having to pay considerable compensation or royalties or stop using the applicable technology.
7. A suit might be brought against Epson for payment of remuneration to employees or the like for their inventions or the like, which would mean Epson might be forced to spend a considerable amount of time and money to resolve the issue and, as a result, might be required to pay a considerable amount of money in remuneration.

(17) Problems may arise relating to the quality of Epson's products

The existence of quality guarantees on Epson's products and the details of those guarantees differ from customer to customer, depending on the agreement it has entered into with them. If there is a defect in an Epson product or it does not conform to the required standard and consequently costs must be incurred to repair defects (such as by replacing or repairing the product) or the product causes damage to a person or property, then there is a possibility Epson might be subject to, for example, product liability.

Also, Epson might be held liable to a customer and might incur expenses for repairs or corrections on the grounds that it did not adequately display or explain an Epson product's performance. Furthermore, if such a problem in quality arises with respect to Epson products, Epson might lose the trust of others in its products, lose major customers or experience a drop in demand for those products, any of which might adversely affect Epson's results.

(18) Epson is vulnerable to risks of problems arising relating to the environment

Epson is subject, both in Japan and overseas, to various environmental regulations concerning industrial waste and emissions into the atmosphere that arise during the manufacturing process. Environmental conservation activities are one of Epson's most important management policies, and it is proactively engaged in environmental conservation activities on all fronts, by developing and manufacturing products that have less of a burden on the environment, reducing the amount of energy used, promoting the recovery and recycling of used products and improving environmental management systems.

To date, Epson has not had any serious environmental issue arising as a result of any of these efforts, but there is a possibility that in the future Epson might be affected by a compensation claim, incur expenses (such as cleaning expenses), receive a fine, be ordered to cease production or be otherwise affected as a result of environmental damage or that new regulations might

be brought in requiring Epson to pay considerable expenses, and, if such a situation should occur, Epson's results could be adversely affected.

(19) Epson faces risks related to procedures taken under anti-monopoly laws

There are occasions when Epson's businesses are subject to procedures under anti-monopoly laws or ordinances, such as the Law Concerning the Prohibition of Private Monopolization and Maintenance of Fair Trade. Overseas authorities also sometimes conduct surveys or gather information on specific fields of business, and, as a part of that effort, Epson will occasionally participate in, for example, surveys of a general nature related to market situations or sales methods, etc. If Epson is subject to such surveys or procedures, its sales activities might be interfered with and they might adversely affect Epson's results.

In December 2006, Epson received notices to respond to inquiries from the Japanese Fair Trade Commission and competition authorities in the United States, the European Union and others relating to allegations concerning a TFT-LCD price-fixing cartel. Epson is presently responding to these inquiries. These investigations are at an early stage and it is difficult to forecast the results of these inquiries, including the possibility of any punitive actions or the timing.

(20) Epson is at risk of material legal actions being brought against it

Epson conducts its businesses both in Japan and overseas; its primary businesses being the development, manufacture and sale of information-related equipment, electronic devices and precision equipment. Given the special nature of its businesses, there is a possibility that an action could be brought or legal proceedings could be started against it regarding, for example, intellectual property rights, product liability, anti-monopoly laws or environmental regulations. Should that happen, society's trust in Epson might be harmed, and resolving and responding to the issue might entail considerable expense and management resources. The results of the action or legal proceedings might also adversely affect Epson's results or the development of Epson's business in the future.

As of June 26, 2008, Epson is involved in the following pending material action:

In Germany, the organization for collecting copyright fees on behalf of copyright holders, Verwertungsgesellschaft Wort, has brought a series of actions seeking payment of copyright fees against importers and venders of PCs, printers and other digital equipment that is capable of reproducing copyrighted works.

In January 2004, Verwertungsgesellschaft Wort, brought a civil action against Epson Deutschland GmbH (EDG), a consolidated subsidiary of the Company, to seek payment of copyright fees on single-function printers. The initial judgment determined that the printer is subject to a copyright fee and decreed that EDG pay the fee at a rate of between 10 to 256.70 euros per printer depending on the printer's printable pages per minute. Although the court of appeal rejected the initial judgment, the plaintiff has expressed dissatisfaction with this ruling, and has appealed to the federal Supreme Court.

In May 2004, Verwertungsgesellschaft Wort, brought a civil action against Hewlett-Packard GmbH to seek payment of copyright fees on multifunction printers. In January 2008, the federal Supreme Court ruled that multifunction printers sold between 1997 and 2001 should be subject to copyright fees equivalent to those incurred on copiers (between 38.35 and 613.56 euros per printer depending on print speed and color printing function). Hewlett-Packard GmbH has a right to present a motion to the federal constitutional Supreme Court contesting the judgment of the federal Supreme Court under German law. As of June 26, 2008, Epson has not been subject to a similar civil action. However, the possibility that Epson may be subject to such an action in the future cannot be denied.

Epson and other companies, and industry organizations, are taking a stance opposing the expansion of the scope of such copyright fees. Although at this point it is difficult to predict the result of the appeal or even when the decision will be handed down, if the decision is unfavorable to Epson, Epson's results might consequently be affected.

(21) Epson is vulnerable to risks inherent in its tie-ups with other companies

One of Epson's options for business strategies is to enter business tie-ups with other companies. But if there is any review of the arrangements of the tie-up between the parties, there is a possibility the tie-ups will be dissolved or be subject to changes. There is also no assurance that the business strategy will succeed through the tie-ups exactly as expected or that they will contribute to Epson's results.

(22) Epson might be severely affected in the event of a natural disaster

Epson is undertaking a global expansion of its bases for research and development, procurement, manufacture, distribution, sales and services. It is possible that the regions concerned could be affected by damage, power blackout, or other such disruption as a result of any number of unpredictable events, such as a natural disaster, computer virus, war or act of terrorism, and that Epson's results might consequently be affected. In particular, the central area of Nagano Prefecture, where Epson has bases for its primary businesses, is a region at particularly high risk of earthquakes. There are numerous cities and towns in that region designated as "Areas Requiring Enhanced Measures to Respond to Disasters in Earthquakes," because they are places with a high degree of risk of a large-scale disaster in the event of an earthquake in the Tokai region; and an active fault line also traces the Itoigawa Shizuoka geotectonic line through the middle of the Nagano Prefecture region.

The areas classifiable as Areas Requiring Enhanced Measures to Respond to Disasters in Earthquakes were revised in April 2002, so Epson had to revise its earthquake-response policy, took into strengthening numerous buildings that were not built to resist earthquakes and measures to avoid losses in materials for important parts and create plans to prevent damage in earthquakes. Epson is also consolidating other such countermeasures, for example, continuing to partially disperse its manufacturing bases throughout other regions.

However, if a major earthquake occurs in the central Nagano Prefecture region, it is possible that, despite these efforts to avoid damage, the effect on Epson might be extremely severe.

And although Epson has taken out earthquake insurance to cover physical damage in the event of an earthquake, there is still a limit on the amount up to which Epson is covered for such damage.

(23) There are risks related to Epson's major shareholders

The Hattori family, who founded Epson and the individual shareholders who are related to the Hattori family, as well as the companies whose major shareholders are the Hattori family or such individual shareholders, have the power, if they jointly exercise their voting rights in Epson, to influence to a significant degree the outcome of resolutions of a general meeting of shareholders, such as those for the election of directors.

It is also possible that the interests of these major shareholders might conflict with the interests of other shareholders. For example, because the Hattori family is the major shareholder of Seiko Holdings and Seiko Instruments Inc., which are related in their businesses to Epson, it is possible that a conflict of interest might arise between those companies and Epson in transactions or competing businesses. In particular, Seiko Holdings delegates a large portion of the manufacturing its watches, its primary business, to Epson.

(24) Laws and regulations pose risks for Epson

Epson has businesses in which products require permission or licenses under laws and regulations, such as its plastic corrective lenses, which are subject to regulations of relevant authorities as they are considered medical equipment in Japan. Such products do not represent a high percentage of Epson's overall sales or profit, but Epson is subject to the permission and other regulations of relevant authorities in its manufacturing and manufacturing/sales of those products in Japan.

Also, because a distributor subsidiary of Seiko Holdings sells the plastic corrective lenses, which are manufactured by Epson, in the United States, Europe and Asia, it is also subject to certain regulations in these regions-for example, relevant authorities in the United States make it generally compulsory to carry out tests of new drugs and to store them with the required tests and designated records relating to those drugs.

Regulations governing medical devices in Japan, the United States and other regions have changed in the past, so there is a possibility that they will also change in the future. If they do, there is a possibility the changes might impede the manufacture and manufacturing/sales of Epson's products and thereby adversely affect Epson's results.

Consolidated Balance Sheets

Seiko Epson Corporation and Subsidiaries

ASSETS	Millions of yen, March 31, 2007	Millions of yen, March 31, 2008	Thousands of U.S. dollars, March 31, 2008
Current assets:			
Cash and cash equivalents	¥ 334,873	¥ —	$ —
Time deposits	2,222	—	—
Notes and accounts receivable, trade	218,988	—	—
Inventories	178,623	—	—
Deferred income taxes	33,236	—	—
Other current assets	48,991	—	—
Allowance for doubtful accounts	(3,658)	—	—
Cash and deposits	—	171,970	1,716,448
Notes and accounts receivable, trade	—	187,775	1,874,191
Short-term investments	—	137,079	1,368,195
Inventories	—	161,357	1,610,514
Deferred income taxes	—	29,239	291,843
Other current assets	—	52,854	527,546
Allowance for doubtful accounts	—	(3,032)	(30,270)
Total current assets	813,274	737,245	7,358,469
Property, plant and equipment:			
Buildings and structures	443,713	435,868	4,350,416
Machinery and equipment	560,587	536,916	5,358,969
Furniture and fixtures	207,930	196,487	1,961,149
Land	63,384	61,434	613,161
Construction in progress	5,804	5,541	55,306
Other	222	208	2,077
	1,281,640	1,236,455	12,341,102
Accumulated depreciation	(902,608)	(893,193)	(8,914,994)
	379,032	343,261	3,426,108
Intangible assets	—	20,660	206,214
Investments and other assets:			
Investment securities	45,739	—	—
Investments in affiliates	2,443	—	—
Deferred income taxes	6,451	—	—
Intangible assets	24,895	—	—
Other assets	12,925	—	—
Allowance for doubtful accounts	(347)	—	—
Investment securities	—	20,419	203,804
Long-term loans receivable	—	63	630
Deferred income taxes	—	5,132	51,229
Other assets	—	12,560	125,367
Allowance for doubtful accounts	—	(178)	(1,777)
	92,108	37,997	379,255
Total fixed assets	—	401,919	4,011,577
Total assets	¥1,284,412	¥1,139,165	$11,370,047

The accompanying notes are an integral part of these financial statements.

LIABILITIES	Millions of yen, March 31, 2007	Millions of yen, March 31, 2008	Thousands of U.S. dollars, March 31, 2008
Current liabilities:			
Notes and accounts payable, trade	¥ 118,815	¥ 100,453	$ 1,002,630
Short-term borrowings	37,498	25,283	252,353
Current portion of long-term debt	96,364	73,047	729,087
Accounts payable, other	107,969	82,436	822,801
Income taxes payable	7,578	10,086	100,675
Deferred income taxes	359	289	2,892
Accrued bonuses	16,950	20,285	202,471
Accrued bonuses to directors and statutory auditors	—	154	1,544
Accrued warranty costs	12,726	11,240	112,189
Accrued litigation and related expenses	4,816	300	3,000
Other current liabilities	73,050	61,545	614,284
Total current liabilities	476,125	385,123	3,843,929
Long-term liabilities:			
Long-term debt	270,048	—	—
Accrued pension and severance costs	25,556	—	—
Accrued recycle costs	738	—	—
Accrued warranty costs	1,496	—	—
Accrued litigation and related expenses	826	—	—
Deferred income taxes	1,976	—	—
Other long-term liabilities	13,312	—	—
Bonds	—	100,000	998,103
Long-term debt	—	143,871	1,435,987
Deferred income taxes	—	7,488	74,745
Accrued pension and severance costs	—	14,532	145,046
Accrued recycle costs	—	948	9,468
Accrued warranty costs	—	830	8,284
Accrued litigation and related expenses	—	2,955	29,494
Negative goodwill	—	2,877	28,717
Other long-term liabilities	—	9,091	90,747
Total long-term liabilities	313,952	282,595	2,820,595
Total liabilities	—	667,718	6,664,525
EQUITY			
Common stock			
Authorized — 607,458,368 shares,			
Issued — 196,364,592 shares	53,204	—	—
Additional paid-in capital	79,501	—	—
Retained earnings	313,946	—	—
Treasury stock, at cost			
2007 — 1,595 shares	(6)	—	—
Net unrealized gains on other securities	9,821	—	—
Net unrealized losses on derivative instruments	(35)	—	—
Translation adjustments	13,886	—	—
Minority interests in subsidiaries	24,018	—	—
Total equity	494,335	—	—
NET ASSETS			
Shareholders' equity:			
Common stock			
Authorized — 607,458,368 shares,			
Issued — 196,364,592 shares	—	53,204	531,031
Additional paid-in capital	—	79,500	793,501
Retained earnings	—	326,719	3,260,998
Treasury stock, at cost			
2008 — 2,251 shares	—	(7)	(73)
Total shareholders' equity	—	459,417	4,585,457
Valuation, translation differences and other:			
Net unrealized gains on other securities	—	3,859	38,521
Net unrealized gains on derivative instruments	—	156	1,563
Translation adjustments	—	(16,227)	(161,969)
Total valuation, translation differences and other	—	(12,211)	(121,885)
Minority interests in subsidiaries	—	24,240	241,949
Total net assets	—	471,446	4,705,522
Total liabilities and equity	¥1,284,412	—	—
Total liabilities and net assets	—	¥1,139,165	$11,370,047

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Operations

Seiko Epson Corporation and Subsidiaries

	Millions of yen			Thousands of U.S. dollars
	Year ended March 31			Year ended March 31,
	2006	2007	2008	2008
Net sales	¥1,549,568	¥1,416,032	¥1,347,841	$13,452,853
Cost of sales	1,194,781	1,059,259	979,391	9,775,345
Gross profit	354,787	356,773	368,449	3,677,508
Selling, general and administrative expenses:				
Salaries and wages	78,381	79,582	—	—
Advertising	31,643	26,215	—	—
Sales promotion	31,538	27,476	—	—
Research and development costs	44,570	43,054	—	—
Shipping costs	21,537	20,607	—	—
Provision for doubtful accounts	66	409	—	—
Other	121,294	109,087	—	—
Selling, general and administrative expenses	—	—	310,871	3,102,822
	329,029	306,430	310,871	3,102,822
Operating income	25,758	50,343	57,577	574,686
Other income:				
Interest and dividend income	3,751	5,998	—	—
Net gain on foreign exchange	425	—	—	—
Rental income	1,469	1,620	—	—
Gain on change in interest due to business combination	12,424	—	—	—
Other	6,752	11,313	—	—
	24,821	18,931	—	—
Other expenses:				
Interest expenses	6,730	6,631	—	—
Net loss on foreign exchange	—	7,191	—	—
Loss on disposal of fixed assets	2,331	4,451	—	—
Impairment losses	1,951	866	—	—
Reorganization costs	45,532	41,165	—	—
Provision for litigation and related expenses	6,540	1,129	—	—
Other	5,542	4,365	—	—
	70,626	65,798	—	—
Other income:				
Interest income	—	—	6,498	64,856
Dividend income	—	—	4,338	43,297
Rental income	—	—	1,229	12,275
Other	—	—	4,902	48,928
	—	—	16,968	169,356
Other expenses:				
Interest expenses	—	—	6,408	63,947
Net loss on foreign exchange	—	—	2,667	26,627
Other	—	—	2,208	22,039
	—	—	11,282	112,614
Ordinary income	—	—	63,263	631,430
Special gains:				
Gain on sales of investment securities	—	—	2,006	20,031
Reversal of accrued litigation and related expenses	—	—	2,392	23,883
Other	—	—	1,661	16,586
	—	—	6,061	60,501
Special losses:				
Loss on disposal of fixed assets	—	—	1,972	19,688
Impairment losses	—	—	10,783	107,630
Other	—	—	4,523	45,144
	—	—	17,279	172,464
Income (loss) before income taxes and minority interests	(20,047)	3,476	52,045	519,467
Income taxes:				
Current	16,564	10,784	14,341	143,146
Deferred	(7,377)	6,837	15,881	158,514
	9,187	17,621	30,223	301,660
Income (loss) before minority interests	(29,234)	(14,145)	21,822	217,806
Minority interests in subsidiaries	(11,317)	(7,051)	2,728	27,232
Net income (loss)	¥ (17,917)	¥ (7,094)	¥ 19,093	$ 190,574
	Yen			U.S. dollars
Per share:				
Net income (loss)	¥(91.24)	¥(36.13)	¥97.24	$0.97
Cash dividends	¥ 29.00	¥ 32.00	¥32.00	$0.32

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Changes in Equity/Net Assets

Seiko Epson Corporation and Subsidiaries

		Millions of yen			
	Number of shares issued	Common stock	Additional paid-in capital	Retained earnings	Treasury stock, at cost
Balance at March 31, 2005	196,364,592	¥53,204	¥79,501	¥350,944	¥ (3)
Net loss	—	—	—	(17,917)	—
Cash dividends	—	—	—	(5,695)	—
Decrease due to affiliates excluded under the equity method	—	—	—	(8)	—
Net unrealized gains on other securities	—	—	—	—	—
Translation adjustments	—	—	—	—	—
Changes in treasury stock	—	—	—	—	(2)
Balance at March 31, 2006	196,364,592	53,204	79,501	327,324	(5)
Reclassified balance at March 31, 2006	—	—	—	—	—
Net loss	—	—	—	(7,094)	—
Cash dividends	—	—	—	(6,284)	—
Changes in treasury stock	—	—	—	—	(1)
Other, net	—	—	—	—	—
Balance at March 31, 2007	196,364,592	¥53,204	¥79,501	¥313,946	¥ (6)

	Millions of yen				
	Net unrealized gains on other securities	Net unrealized losses on derivative instruments	Translation adjustments	Minority interests in subsidiaries	Total equity
Balance at March 31, 2005	¥ 3,743	¥ —	¥(14,519)	¥ —	¥472,870
Net loss	—	—	—	—	(17,917)
Cash dividends	—	—	—	—	(5,695)
Decrease due to affiliates excluded under the equity method	—	—	—	—	(8)
Net unrealized gains on other securities	6,824	—	—	—	6,824
Translation adjustments	—	—	18,448	—	18,448
Changes in treasury stock	—	—	—	—	(2)
Balance at March 31, 2006	10,567	—	3,929	—	474,520
Reclassified balance at March 31, 2006	—	—	—	31,705	31,705
Net loss	—	—	—	—	(7,094)
Cash dividends	—	—	—	—	(6,284)
Changes in treasury stock	—	—	—	—	(1)
Other, net	(746)	(35)	9,957	(7,687)	1,489
Balance at March 31, 2007	¥ 9,821	¥(35)	¥13,886	¥24,018	¥494,335

		Millions of yen				
		Shareholders' equity				
	Number of shares issued	Common stock	Additional paid-in capital	Retained earnings	Treasury stock, at cost	Total shareholders' equity
Balance at March 31, 2007	196,364,592	¥53,204	¥79,501	¥313,946	¥ (6)	¥446,645
Reclassified amount at March 31, 2007	—	—	(1)	(1)	1	—
Net income	—	—	—	19,093	—	19,093
Cash dividends	—	—	—	(6,283)	—	(6,283)
Decrease due to unification of accounting policies applied to foreign subsidiaries	—	—	—	(36)	—	(36)
Changes in treasury stock	—	—	—	—	(1)	(1)
Other, net	—	—	—	—	—	—
Balance at March 31, 2008	196,364,592	¥53,204	¥79,500	¥326,719	¥ (7)	¥459,417

	Millions of yen					
	Valuation, translation differences and other					
	Net unrealized gains on other securities	Net unrealized gains (losses) on derivative instruments	Translation adjustments	Total valuation, translation differences and other	Minority interests in subsidiaries	Total net assets
Balance at March 31, 2007	¥ 9,821	¥ (35)	¥ 13,886	¥ 23,672	¥24,018	¥494,335
Reclassified amount at March 31, 2007	(1)	—	—	—	—	—
Net income	—	—	—	—	—	19,093
Cash dividends	—	—	—	—	—	(6,283)
Decrease due to unification of accounting policies applied to foreign subsidiaries	—	—	—	—	—	(36)
Changes in treasury stock	—	—	—	—	—	(1)
Other, net	(5,961)	192	(30,114)	(35,883)	222	(35,661)
Balance at March 31, 2008	¥ 3,859	¥158	¥(16,227)	¥(12,211)	¥24,240	¥471,446

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Changes in Equity/Net Assets

Seiko Epson Corporation and Subsidiaries

	Thousands of U.S. dollars — Shareholders' equity: Common stock	Additional paid-in capital	Retained earnings	Treasury stock, at cost	Total shareholders' equity
Balance at March 31, 2007	$531,031	$793,501	$3,133,503	$(55)	$4,457,981
Net income	—	—	190,574	—	190,574
Cash dividends	—	—	(62,716)	—	(62,716)
Decrease due to unification of accounting policies applied to foreign subsidiaries	—	—	(362)	—	(362)
Changes in treasury stock	—	—	—	(18)	(18)
Other, net	—	—	—	—	—
Balance at March 31, 2008	$531,031	$793,501	$3,260,998	$(73)	$4,585,457

	Thousands of U.S. dollars — Valuation, translation differences and other: Net unrealized gains on other securities	Net unrealized gains (losses) on derivative instruments	Translation adjustments	Total valuation, translation differences and other	Minority interests in subsidiaries	Total net assets
Balance at March 31, 2007	$ 96,020	$ (353)	$ 138,605	$ 236,273	$239,728	$4,933,983
Net income	—	—	—	—	—	190,574
Cash dividends	—	—	—	—	—	(62,716)
Decrease due to unification of accounting policies applied to foreign subsidiaries	—	—	—	—	—	(362)
Changes in treasury stock	—	—	—	—	—	(18)
Other, net	(59,499)	1,918	(300,575)	(358,158)	2,221	(355,937)
Balance at March 31, 2008	$ 38,521	$1,563	$(161,969)	$(121,885)	$241,949	$4,705,522

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows

Seiko Epson Corporation and Subsidiaries

	Millions of yen — Year ended March 31: 2006	2007	2008	Thousands of U.S. dollars — Year ended March 31, 2008
Cash flows from operating activities:				
Net loss	¥ (17,917)	¥ (7,094)	¥ —	$ —
Adjustments to reconcile net loss to net cash provided by operating activities —				
Depreciation and amortization	109,662	88,830	—	—
Reorganization costs	45,632	41,068	—	—
Accrual for net pension and severance costs, less payments	9,917	(5,102)	—	—
Net loss on sales and disposal of fixed assets	2,250	3,363	—	—
Gain on change in interest due to business combination	(12,424)	—	—	—
Equity in net gains under the equity method	(168)	(138)	—	—
Deferred income taxes	(7,377)	6,637	—	—
Decrease in allowance for doubtful accounts	(537)	(355)	—	—
Provision for litigation and related expenses	6,540	1,129	—	—
Decrease in notes and accounts receivable, trade	23,967	29,897	—	—
(Increase) decrease in inventories	(1,695)	21,281	—	—
Decrease in notes and accounts payable, trade	(20,526)	(10,864)	—	—
Decrease in accrued income taxes	(1,932)	(2,990)	—	—
Other	(19,815)	(6,633)	—	—
Income before income taxes and minority interests	—	—	52,045	519,467
Adjustments to reconcile income before income taxes and minority interests to net cash provided by operating activities —				
Depreciation and amortization	—	—	79,209	790,588
Impairment losses	—	—	10,783	107,630
Equity in net gains under the equity method	—	—	(104)	(1,047)
Amortization of goodwill	—	—	(1,254)	(12,521)
Decrease in allowance for doubtful accounts	—	—	(462)	(4,612)
Increase in accrued bonuses	—	—	3,526	35,200
Decrease in accrued warranty costs	—	—	(1,604)	(16,016)
Accrual for net pension and severance costs, less payments	—	—	(10,672)	(106,518)
Interest and dividend income	—	—	(10,836)	(108,154)
Interest expenses	—	—	6,406	63,947
Foreign exchange losses	—	—	559	5,583
Net gain on sales of fixed assets	—	—	(474)	(4,736)
Loss on disposal of fixed assets	—	—	2,593	25,890
Net gain on sales of investment securities	—	—	(2,010)	(20,067)
Decrease in notes and accounts receivable, trade	—	—	33,520	334,586
Decrease in inventories	—	—	6,357	63,457
Decrease in consumption tax payable	—	—	(1,504)	(15,014)
Decrease in notes and accounts payable, trade	—	—	(30,734)	(306,762)
Other	—	—	(15,849)	(158,194)
Subtotal	—	—	119,294	1,190,685
Interest and dividends received	—	—	11,958	119,336
Interest paid	—	—	(6,179)	(61,670)
Income taxes paid	—	—	(13,011)	(129,868)
Net cash provided by operating activities	117,497	100,229	112,060	1,118,478
Cash flows from investing activities:				
Decrease in time deposits	—	—	716	7,152
Payments for purchases of short-term investments	—	—	(16)	(165)
Proceeds from maturities of short-term investments	1,000	2,000	—	—
Payments for purchases of investment securities	—	—	(892)	(8,905)
Proceeds from sales of investment securities	—	—	12,069	120,462
Proceeds from maturities of investment securities	—	—	8,000	79,848
Payments for purchases of property, plant and equipment	(96,099)	(67,603)	(66,462)	(663,369)
Proceeds from sales of property, plant and equipment	1,316	7,317	1,153	11,516
Payments for purchases of intangible assets	(9,272)	(11,513)	(6,143)	(61,320)
Proceeds from sales of intangible assets	—	—	3	31
Payments of long-term prepaid expenses	(3,296)	(945)	(175)	(1,755)
Payments for acquisition of additional stock of an affiliate	—	(3,308)	—	—
Payments for purchases of subsidiaries' stock	(1,034)	(2,000)	(336)	(3,356)
Proceeds from sales of a subsidiary's stock	—	—	148	1,483
Proceeds from business combination, net of payment	12,204	—	—	—
Other	(84)	(169)	1,167	11,655
Net cash used in investing activities	(95,266)	(76,419)	(50,770)	(506,742)
Cash flows from financing activities:				
Increase (decrease) in short-term borrowings	18,471	(12,657)	(12,955)	(129,313)
Proceeds from long-term debt	116,300	120,880	32,781	327,190
Repayments of long-term debt	(111,786)	(131,119)	(102,251)	(1,020,575)
Proceeds from issuance of bonds	—	—	20,000	199,620
Proceeds from issuance of subsidiaries' stock	2,674	—	—	—
Payments for purchases of treasury stock	—	—	(1)	(18)
Cash dividends	(5,694)	(6,284)	(6,283)	(62,716)
Cash dividends paid to minority shareholders	—	—	(1,428)	(14,241)
Other	(842)	(970)	(524)	(5,236)
Net cash provided by (used in) financing activities	19,123	(30,150)	(70,663)	(705,292)
Effect of exchange rate fluctuations on cash and cash equivalents	3,667	1,099	(9,085)	(90,680)
Net increase (decrease) in cash and cash equivalents	45,041	54,759	(18,458)	(184,237)
Cash and cash equivalents at the beginning of the year	234,904	280,114	334,873	3,342,380
Cash and cash equivalents increased by merger of unconsolidated subsidiaries	169	—	—	—
Cash and cash equivalents at the end of the year	¥ 280,114	¥ 334,873	¥ 316,414	$ 3,158,143
Supplemental disclosures of cash flow information:				
Cash received and paid during the year for —				
Interest and dividends received	¥ 3,794	¥ 5,983		
Interest paid	¥ (6,678)	¥ (6,417)		
Income taxes paid	¥ (18,496)	¥ (13,774)		

The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements

Seiko Epson Corporation and Subsidiaries

1. Basis of presenting consolidated financial statements

(1) Nature of operations

Seiko Epson Corporation (the "Company") was originally established as a manufacturer of watches but later expanded its business to provide key devices and solutions for the digital color imaging markets through the application of its proprietary technologies. The Company operates its manufacturing and sales business mainly in Japan, the Americas, Europe and Asia/Oceania.

(2) Basis of presenting consolidated financial statements

The Company and its subsidiaries in Japan maintain their records and prepare their financial statements in accordance with accounting principles generally accepted in Japan.

Prior to April 1, 2007, the Company used the financial statements prepared by its foreign subsidiaries in conformity with accounting principles generally accepted in their respective countries of domicile for the consolidation process.

On May 17, 2006, the Accounting Standards Board of Japan (ASBJ) issued Practical Issues Task Force No.18 — "Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements." Effective April 1, 2007, the Company and its consolidated subsidiaries and affiliates (collectively "Epson") has elected to early adopt the new accounting standards.

For the presentation of consolidated financial statements, the accounting policies and procedures applied to a parent company and its subsidiaries for similar transactions and events under similar circumstances should be unified, in principle. However, prior to April 1, 2007, the accounting policies applied to a parent company and those of foreign subsidiaries were tentatively not required to be uniform. This rule applied unless the accounting policies of foreign subsidiaries were acknowledged as unreasonable. Under the new accounting standards, financial statements prepared by foreign subsidiaries in accordance with International Financial Reporting Standards or the generally accepted accounting principles in the United States tentatively may be used for the consolidation process. In addition, some items should be adjusted in the consolidation process so that net income is accurately accounted for, unless they are not material.

The adoption of the new accounting standards did not have a material effect on Epson's results of operations and financial position for the year ended March 31, 2008.

The accompanying consolidated financial statements of Epson are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards, and are compiled from the consolidated financial statements prepared by the Company as required by the Financial Instruments and Exchange Law of Japan.

The accompanying consolidated financial statements formed before the year ended March 31, 2007 incorporate certain reclassifications and rearrangements in order to present them in a form that is more familiar to readers outside Japan. In addition, the notes to the consolidated financial statements include certain information that is not required under accounting principles generally accepted in Japan, but which is provided herein as additional information. However, neither of the reclassifications nor rearrangements had a material effect on the financial statements. The accompanying consolidated financial statements for the year ended March 31, 2008 are presented without those reclassifications and rearrangements.

The amounts in the accompanying consolidated financial statements and the notes thereto for the years prior to April 1, 2007 are rounded off. However, amounts in the accompanying consolidated financial statements and the notes thereto for the years starting from April 1, 2007 are rounded down.

2. Number of group companies

As of March 31, 2008, the Company had 100 consolidated subsidiaries. It has applied the equity method in respect to two unconsolidated subsidiaries and four affiliates.

3. Summary of significant accounting policies

(1) Consolidation and investments in affiliates

The accompanying consolidated financial statements include the accounts of the Company and those of its subsidiaries that are controlled by Epson. Under the effective control approach, all majority-owned companies are to be consolidated. Additionally, companies in which share ownership equals 50% or less may be required to be consolidated in cases where such companies are effectively controlled by other companies through the interests held by a party who has a close relationship with the parent in accordance with Japanese accounting standards. All significant inter-company transactions and accounts, along with unrealized inter-company profits, are eliminated upon consolidation.

Investments in affiliates in which Epson has significant influence are accounted for using the equity method. Consolidated income includes Epson's current equity in net income or loss of affiliates after elimination of significant unrealized inter-company profits.

The difference between the cost and the underlying net assets of investments in subsidiaries is recognized as "goodwill" and is included in intangible assets account (if the cost is in excess) or in long-term liabilities (if the underlying net asset is in excess). Goodwill is amortized on a straight-line basis over a period of five years.

(2) Foreign currency translation and transactions

Foreign currency transactions are translated using foreign exchange rates prevailing at the respective transaction dates. Receivables and payables in foreign currencies are translated at the foreign exchange rates prevailing at the respective balance sheet dates and the resulting transaction gains or losses are taken into income currently.

All the assets and liabilities of foreign subsidiaries and affiliates are translated at the foreign exchange rates prevailing at the respective balance sheet dates, and all the income and expense accounts are translated at the average foreign exchange rates for the respective periods. Foreign currency translation adjustments are recorded in the consolidated balance sheets as translation adjustments and minority interests in subsidiaries.

(3) Cash and cash equivalents

Cash and cash equivalents included in the consolidated financial statements comprise cash on hand, bank deposits that may be withdrawn on demand and highly liquid investments purchased with initial maturities of three months or less and which present low risk of fluctuation in value.

(4) Financial instruments

Investments in debt and equity securities

Investments in debt and equity securities are classified into three categories: 1) trading securities, 2) held-to-maturity debt securities, or 3) other securities. These categories are treated differently for purposes of measuring and accounting for changes in fair value.

Trading securities held for the purpose of generating profits from changes in market value are recognized at their fair values in the consolidated balance sheets. Changes in unrealized gains and losses are included in current income. Held-to-maturity debt securities are expected to be held to maturity and are recognized at amortized cost computed based on the straight-line method in the consolidated balance sheets. Other securities for which market quotations are available are recognized at fair value in the consolidated balance sheets. Unrealized gains and losses for these other securities are reported as a separate component of equity/net assets, net of taxes. Other securities for which market quotations are unavailable are stated at cost, primarily based on the moving-average cost method. Other-than-temporary declines in the value of other securities are reflected in current income.

Derivative instruments

Derivative instruments (i.e., forward exchange contracts, interest rate swaps and currency options) are recognized as either assets or liabilities at their respective fair values at the date of contract, and gains and losses arising from changes in fair value are recognized in earnings in the corresponding fiscal period.

On December 9, 2005, the ASBJ issued an Accounting Standard — ASBJ Statement No.5 "Accounting Standard for Presentation of Net Assets in the Balance Sheet" and its Implementation Guidance — ASBJ Guidance No.8 "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet." Effective as of April 1, 2006, Epson has adopted these new accounting standards. Prior to April 1, 2006, if certain hedging criteria were met, such gains and losses arising from changes in fair value would be deferred as assets or liabilities. Under the new accounting standards, such gains and losses are recorded as a separate component of equity/net assets, net of taxes.

For interest rate swaps, if certain hedging criteria are met, they are not recognized at their fair values as an alternative method under Japanese accounting standards. The amounts received or paid for such interest rate swap arrangements are charged or credited to income as incurred.

Allowance for doubtful accounts

Allowance for doubtful accounts is calculated based on the aggregate amount of estimated credit losses for doubtful receivables plus an amount for receivables other than doubtful receivables calculated using historical write-off experience from certain prior periods.

(5) Inventories

Inventories are stated at the lower of cost or market value, where cost is primarily determined using the weighted-average cost method.

(6) Property, plant and equipment

Property, plant and equipment, including significant renewals and improvements, are carried at cost less accumulated depreciation. Maintenance and repairs, including minor renewals and improvements, are charged to income as incurred. Depreciation of property, plant and equipment is mainly computed based on the declining-balance method for the Company and its Japanese subsidiaries and on the straight-line method for foreign subsidiaries at rates based on the estimated useful lives. For buildings acquired by the Company and its Japanese subsidiaries on or after April 1, 1998, depreciation is computed based on the straight-line method, which is prescribed by Japanese income tax laws.

The estimated useful lives of significant depreciable assets principally range from eight to fifty years for buildings and structures and from two to eleven years for machinery and equipment.

Prior to April 1, 2007, depreciation of property, plant and equipment (excluding buildings acquired on or after April 1, 1998) for the Company and its Japanese subsidiaries was mainly computed based on the declining-balance method, assuming a residual value is 10% of acquisition cost.

In line with the fiscal year 2007 Japanese tax reforms, effective April 1, 2007, the Company and its Japanese subsidiaries adopted the 250% declining-balance method for depreciation of property, plant and equipment (excluding buildings) acquired on or after April 1, 2007. The method requires that property, plant and equipment be depreciated to ¥1 ($0.01) (memorandum value) at the end of their useful lives. As a result of the adoption of the new method, operating income and income before income taxes and minority interests for the year ended March 31, 2008 decreased by ¥2,557 million ($25,530 thousand) from the corresponding amounts which would have been reported if the previous method had been applied consistently.

Furthermore, in line with the fiscal year 2007 Japanese tax reforms, property, plant and equipment that were acquired before April 1, 2007, and that have been depreciated to the final depreciable limit (5% of acquisition costs), are to be depreciated to ¥1 ($0.01) over a period of five years commencing from the start of the year following the year in which they have been fully depreciated to their respective depreciable limits using the straight-line method. As a result of the additional depreciation, operating income and income before income taxes and minority interests for the year ended March 31, 2008 decreased by ¥2,409 million ($24,045 thousand) from the corresponding amounts which would have been reported if the previous method had been applied consistently.

(7) Intangible assets

Amortization of intangible assets is computed using the straight-line method. Amortization of software for internal use is computed using the straight-line method over its estimated useful life, ranging from three to five years.

(8) Impairment of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. This review is performed using estimates of future cash flows. If the carrying value of a long-lived asset is considered to be impaired, an impairment charge is recorded for the excess of the carrying value of the long-lived asset over its recoverable amount.

(9) Accrued bonuses

Accrued bonuses to employees are provided for the estimated amounts which Epson is obligated to pay to its employees after the fiscal year-end for the services provided up to the balance sheet dates.

Accrued bonuses to directors and statutory auditors are provided for the estimated amounts which the Company is obligated to pay to directors and statutory auditors subject to the resolution of general shareholders' meeting held subsequent to the fiscal year-end.

(10) Accrued warranty costs

Epson provides an accrual for estimated future warranty costs based on the historical relationship of warranty costs to net sales. Specific warranty provisions are made for those products where warranty expenses can be specifically estimated.

(11) Accrued litigation and related expenses

Accrued litigation and related expenses are mainly provided for the estimated future compensation payment and litigation expenses.

(12) Income taxes

The provision for income taxes is computed based on income before income taxes and minority interests in the consolidated statements of operations. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities.

The Company applies the consolidated tax return system for the calculation of income taxes. Under the consolidated tax return system, the Company consolidates all wholly owned domestic subsidiaries based on the Japanese tax regulations.

(13) Pension and severance costs

The Company and some of its Japanese subsidiaries recognize accrued pension and severance costs to employees based on the actuarial valuation of projected benefit obligation and the fair value of plan assets. Other Japanese subsidiaries recognize accrued pension and severance costs to employees based on the voluntary retirement benefit payable at the year-end.

Pension benefits are determined based on years of service, basic rates of pay and conditions under which the termination occurs, and are payable at the option of the retiring employee either in a lump-sum amount or as an annuity. Contributions to the plans are funded through several financial institutions in accordance with the applicable laws and regulations.

Unrecognized prior service costs are amortized based on the straight-line method over a period of five years beginning at the date of adoption of the plan amendment. Actuarial gains and losses are amortized based on the straight-line method over a period of five years starting from the beginning of the subsequent year.

Most of the Company's foreign subsidiaries have various retirement plans, which were primarily defined contribution plans.

Prior to June 23 2006, with respect to the Company's directors and statutory auditors, who were not covered by the benefit plans for employees described above, provision was made for retirement benefits based on internal rules regarding directors' and statutory auditors' retirement benefits. On June 23, 2006, the plan was terminated and the benefits granted prior to the termination date were included in other long-term liabilities account.

(14) Accrued recycle costs

At the time of sale, accrued recycle costs are provided for the estimated future returns of consumer personal computers.

(15) Presentation of equity/net assets and consolidated statements of changes in equity/net assets

On December 9, 2005, the ASBJ issued an Accounting Standard — ASBJ Statement No.5 "Accounting Standard for Presentation of Net Assets in the Balance Sheet" and its Implementation Guidance — ASBJ Guidance No.8 "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet". Effective as of April 1, 2006, Epson has adopted these new accounting standards. Under these new accounting standards, certain items, which were previously presented as assets or liabilities, are now presented as components of equity/net assets. Such items include minority interests in subsidiaries and any unrealized gains or losses on derivative instruments.

On December 27, 2005, the ASBJ issued another Accounting Standard — ASBJ Statement No.6 "Accounting Standard for Statement of Changes in Net Assets" and its Implementation Guidance — ASBJ Guidance No.9 "Guidance on Accounting Standard for Statement of Changes in Net Assets". Effective as of April 1, 2006, Epson has adopted these new accounting standards. The consolidated statements of changes in shareholders' equity, which was previously voluntarily prepared in line with the international accounting practices, is now required under these new accounting standards and has been renamed "Consolidated Statements of Changes in Equity/Net Assets" from the year beginning April 1, 2006.

(16) Revenue recognition

Revenue from sale of goods is recognized at the time when goods are shipped. Revenue from services is recognized when services are rendered and accepted by customers.

(17) Research and development costs

Research and development costs are expensed as incurred.

(18) Leases

Epson leases certain office space, machinery and equipment and computer equipment from third parties.

Under Japanese accounting standards, capital leases, other than those under which ownership of the assets will be transferred to the lessee at the end of the lease term, are allowed to be accounted for as operating leases with footnote disclosure of the estimated acquisition cost, estimated accumulated depreciation/amortization and future estimated lease payments.

Epson has recorded substantially all leases as operating leases in the manner described in the preceding paragraph.

(19) Net income per share

Net income per share is computed based on the weighted-average number of common shares outstanding during each fiscal period.

(20) Dividends

Dividends are charged to retained earnings in the fiscal year in which they are paid after approval by the shareholders. In addition to year-end dividends, the board of directors may declare interim cash dividends by resolution to the shareholders of record as of September 30 of each year.

(21) Reclassifications

Certain prior year amounts have been reclassified to conform to the presentations for the year ended March 31, 2008.

Consolidated balance sheets

Certificate of deposit which had been included in cash and cash equivalents account in the prior fiscal years has been accounted for short-term investments account starting from the current fiscal year in accordance with Accounting Committee Report No.14 — "Practical Guidance of Accounting for Financial Instruments" amended by the Japanese Institute of Certified Public Accountants on July 4, 2007.

The balances of certificate of deposit as of March 31, 2007 and March 31, 2008 were ¥141,200 million and ¥127,072 million ($1,268,312 thousand), respectively.

4. U.S. dollar amounts

U.S. dollar amounts presented in the accompanying consolidated financial statements and in these notes are included solely for the convenience of readers. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into U.S. dollars at that or any other rate. As the amounts shown in U.S. dollars are for convenience only, a rate of ¥100.19 = U.S.$1, the rate of exchange prevailing at March 31, 2008, has been used.

5. Acquisitions

(1) Business combination with Toyo Communication Equipment Co., Ltd.

On October 1, 2005, the Company and Toyo Communication Equipment Co., Ltd. ("Toyo") combined their respective quartz device businesses and commenced operations as the succeeding company, Epson Toyocom Corporation ("Epson Toyocom"). Under the business merger agreement and corporate split agreement, the Company split-off its quartz device business (excluding optical devices) and transferred it to Epson Toyocom.

The Company acquired 99,000,000 shares of common stock and 20,000,000 shares of subordinate common stock with voting rights issued by Toyo as a result of the business split and business merger transactions. As a result, Epson Toyocom was owned 67.9% by the Company (without considering dilutive shares), after the transactions. Epson Toyocom has been a consolidated subsidiary of the Company.

The composition of the assets acquired and liabilities assumed from the Toyo Group in the year ended March 31, 2006 was as follows:

	Millions of yen Year ended March 31, 2006
Current assets	¥ 32,128
Fixed assets	31,224
Short-term borrowings	(100)
Current portion of long-term debt	(7,144)
Current liabilities	(8,773)
Long-term debt	(5,873)
Long-term liabilities	(8,402)
Consolidation adjustment	(6,840)
Minority interests in subsidiaries	(13,996)
Change in interest due to business combination	(12,424)
Cash and cash equivalents held by the Toyo Group	12,204
Proceeds from business combination, net of payment	¥ 12,204

(2) Acquisition of Yasu Semiconductor Corporation

The Company held 50% of the total outstanding shares of Yasu Semiconductor Corporation ("YSC"), a 50:50 joint venture established with International Business Machines Corporation and its affiliates (collectively, "IBM"), with the aim of, among other things, operating a facility that produces semiconductors.

IBM had an option to sell its 50% of YSC shares to the Company for ¥9,450 million effective from the end of June 2006, while the Company had an option to buy those shares for the same amount effective from the same date. Their respective options were exercised on July 1, 2006. As a result, YSC became a wholly owned subsidiary of the Company.

The goodwill arising from the acquisition of the shares totaled ¥1,937 million. Due to the dissolution of YSC, the goodwill was impaired in full and recognized as part of reorganization costs for the year ended March 31, 2007.

The consolidated financial statements include YSC's financial results from July 1, 2006 to March 31, 2007.

The assets acquired and liabilities assumed on the date of the business combination in accordance with purchase method were ¥10,075 million and ¥3,324 million, respectively.

Upon acquisition, net cash payments of ¥3,306 million represented cash and cash equivalents of ¥6,144 million held by YSC at the date of the acquisition, which were offset by the cash consideration of ¥9,450 million for the acquisition. It was disclosed as "Payments for acquisition of additional stock of an affiliate" in the consolidated statements of cash flows for the year ended March 31, 2007.

The composition of the assets acquired and liabilities assumed by the acquisition of YSC in the year ended March 31, 2007 was as follows:

	Millions of yen Year ended March 31, 2007
Current assets	¥8,554
Fixed assets	1,521
Current liabilities	(1,401)
Long-term liabilities	(1,161)
Goodwill	1,937
Consideration for acquisition	¥9,450

The business combination is not expected to have a material effect on the consolidated statements of operations for the year ended March 31, 2007, assuming the combination is completed on the first day of the year, and the effect is not audited.

6. Notes receivable and notes payable maturing at fiscal year-end

Notes receivable and notes payable are settled on the date of clearance. As March 31, 2007 was a bank holiday, notes receivable and notes payable maturing on that date could not be settled and were included in the ending balance of notes and accounts receivable, trade account and notes and accounts payable, trade account as follows:

	Millions of yen
Notes receivable	¥272
Notes payable	463

7. Inventories

Losses recognized and charged to cost of sales as a result of valuation at the lower of cost or market value at March 31, 2007 and 2008 were ¥13,960 million and ¥11,258 million ($112,370 thousand), respectively.

8. Investments in debt and equity securities

Epson classifies all investments in debt and equity securities in either held-to-maturity debt securities or other securities.

The aggregate cost and market value (carrying value) of other securities with market values, which were included in investment securities account at March 31, 2007 and 2008, were as follows:

	Millions of yen March 31, 2007 Cost	Gross unrealized Gains	Gross unrealized Losses	Market value (carrying value)
Equity securities	¥11,214	¥15,437	¥(121)	¥26,530
Debt securities	1	—	(—)	1
Other	279	—	(—)	279
Total	¥11,494	¥15,437	¥(121)	¥26,810

	Millions of yen March 31, 2008 Cost	Gross unrealized Gains	Gross unrealized Losses	Market value (carrying value)
Equity securities	¥10,778	¥8,290	¥(847)	¥18,221
Debt securities	0	—	(—)	0
Other	308	—	(—)	308
Total	¥11,087	¥8,290	¥(847)	¥18,531

	Thousands of U.S. dollars March 31, 2008 Cost	Gross unrealized Gains	Gross unrealized Losses	Market value (carrying value)
Equity securities	$107,577	$82,789	$(8,459)	$181,907
Debt securities	8	—	(—)	8
Other	3,081	—	(—)	3,081
Total	$110,667	$82,789	$(8,459)	$184,997

The carrying amount of other securities, which was carried at cost and included in short-term investments account and investment securities account at March 31, 2007 and 2008, comprised the following:

Other securities	Millions of yen March 31 2007	Millions of yen March 31 2008	Thousands of U.S. dollars March 31, 2008
Certificate of deposit	¥ —	¥127,072	$1,268,312
Unlisted equity securities	18,866	1,073	10,710
Corporate bonds	—	300	2,994
Other	63	27	278
Total	¥18,929	¥128,473	$1,282,295

The carrying amount of held-to-maturity debt securities, which was carried at amortized cost and included in short-term investments account and investment securities account at March 31, 2007 and 2008, comprised the following:

Held-to-maturity debt securities	Millions of yen March 31 2007	Millions of yen March 31 2008	Thousands of U.S. dollars March 31, 2008
Commercial paper	¥30,983	¥ 9,992	$ 99,737
National/Local bonds and other	—	159	1,589
Total	¥30,983	¥10,152	$101,327

The amount of investments in unconsolidated subsidiaries and affiliates, which was included in investment securities account at March 31, 2008, was ¥2,342 million ($23,380 thousand).

For the years ended March 31, 2006, 2007 and 2008, other-than-temporary impairments of securities with an aggregate market value that were charged to current income were ¥4 million, ¥168 million and ¥471 million ($4,709 thousand), respectively. Impairments are principally recorded in cases where the fair value of other securities with determinable market values has declined in excess of 30% of cost. Those securities are written down to the fair value and the resulting losses are included in current income for the period.

The total sales of other securities and the related gains for the year ended March 31, 2008 were ¥11,722 million ($116,999 thousand) and ¥1,721 million ($17,177 thousand), respectively.

9. Derivative instruments

Epson enters into forward exchange contracts, currency options and interest rate swaps. Forward exchange contracts and currency options are utilized to hedge currency risk exposures. Interest rate swaps are utilized to hedge against possible future changes in interest rates on borrowings. Epson uses derivative instruments only for hedging purposes and not for purposes of trading or speculation.

Epson's management believes that credit risk relating to derivative instruments that Epson uses is relatively low since all of its counterparties to the derivative instruments are creditworthy financial institutions.

Forward exchange transactions are approved by the forward exchange committee (which comprises representatives of Epson's management) and executed based on authorization of the general manager of Epson in charge of the finance function in accordance with internal rules and policies developed regarding derivative transaction management.

Interest rate swap transactions are approved and executed based on authorization of the director of Epson in charge of the finance function based on the above-mentioned internal rules and policies. Transactions are executed and managed by the responsible section in the financial department and reported to the general manager.

The table below lists contract amounts and fair values of derivatives as at March 31, 2007 and 2008 by transactions and types of instrument, excluding derivatives eligible for hedge accounting.

	Millions of yen		
	March 31, 2007		
Instruments	Contract amounts	Fair values	Unrealized gains (losses)
Forward exchange contracts:			
Sold —			
U.S. dollar (purchased Japanese yen)	¥10,699	¥10,717	¥ (18)
Euro (purchased Japanese yen)	8,357	8,855	(498)
Sterling pound (purchased Japanese yen)	573	576	(3)
Australian dollar (purchased Japanese yen)	1,326	1,422	(96)
Philippine peso (purchased U.S. dollar)	135	136	(1)
U.S. dollar (purchased Euro)	1,179	1,183	(4)
Sterling proud (purchased Euro)	231	231	(0)
Polish zloty (purchased Euro)	182	183	(1)
Japanese yen (purchased Singapore dollar)	362	351	11
U.S. dollar (purchased Singapore dollar)	179	177	2
Euro (purchased Singapore dollar)	141	141	(0)
Australian dollar (purchased Singapore dollar)	8	8	(0)
Purchased —			
U.S. dollar (sold Japanese yen)	356	354	(2)
Euro (sold Japanese yen)	76	77	1
Sterling pound (sold Singapore dollar)	20	20	0
U.S. dollar (sold Taiwan dollar)	345	354	9
Total unrealized losses from forward exchange contracts			¥(600)

	Millions of yen		
	March 31, 2008		
Instruments	Contract amounts	Fair values	Unrealized gains (losses)
Forward exchange contracts:			
Sold —			
U.S. dollar (purchased Japanese yen)	¥ 5,957	¥ 5,980	¥ (22)
Euro (purchased Japanese yen)	15,896	15,542	354
Australian dollar (purchased Japanese yen)	1,122	1,048	75
U.S. dollar (purchased Euro)	1,218	1,200	17
Euro (purchased Singapore dollar)	106	109	(3)
Australian dollar (purchased Singapore dollar)	8	8	0
Purchased —			
U.S. dollar (sold Japanese yen)	64	64	0
Euro (sold Japanese yen)	59	60	0
Sterling pound (sold Singapore dollar)	16	15	(0)
U.S. dollar (sold Taiwan dollar)	211	200	(10)
Total unrealized gains from forward exchange contracts			¥410

	Thousands of U.S. dollars		
	March 31, 2008		
Instruments	Contract amounts	Fair values	Unrealized gains (losses)
Forward exchange contracts:			
Sold —			
U.S. dollar (purchased Japanese yen)	$ 59,461	$ 59,689	$ (227)
Euro (purchased Japanese yen)	158,666	155,132	3,533
Australian dollar (purchased Japanese yen)	11,200	10,449	751
U.S. dollar (purchased Euro)	12,159	11,984	175
Euro (purchased Singapore dollar)	1,060	1,094	(34)
Australian dollar (purchased Singapore dollar)	85	84	1
Purchased —			
U.S. dollar (sold Japanese yen)	643	644	1
Euro (sold Japanese yen)	597	604	6
Sterling pound (sold Singapore dollar)	160	158	(2)
U.S. dollar (sold Taiwan dollar)	2,106	2,000	(106)
Total unrealized gains from forward exchange contracts			$4,099

These forward exchange contracts were entered into for hedging purposes. Unrealized gains and losses from these contracts are recognized in earnings. Forward exchange contracts assigned individually to monetary items denominated in foreign currencies are excluded from the above table.

There were no interest rate swap transactions outstanding at March 31, 2007 and 2008, other than derivatives eligible for hedge accounting.

10. Short-term borrowings and long-term debt

Short-term borrowings and long-term debt at March 31, 2007 and 2008 comprised the following:

	Millions of yen				Thousands of U.S. dollars
	March 31				March 31,
	2007	2008			2008
	Amount	Amount	Average interest rate	Last due	Amount
Short-term borrowings	¥ 37,498	¥ 25,283	1.62%	2008	$ 252,353
Current portion of long-term debt	98,364	73,047	1.63	2009	729,087
Current portion of lease obligations	—	722	—	2009	7,214
Long-term debt from financial institutions	190,046	143,871	1.29	2013	1,435,987
Lease obligations	—	2	—	2009	20
Unsecured bonds issued by the Company	30,000	30,000	1.05	2010	299,431
Unsecured bonds issued by the Company	20,000	20,000	1.44	2012	199,620
Unsecured bonds issued by the Company	30,000	30,000	1.65	2011	299,431
Unsecured bonds issued by the Company	—	20,000	1.70	2012	199,620
Total	¥403,908	¥342,926			$3,422,766

Average interest rates are calculated using weighted-average interest rates on bonds, short-term borrowings and long-term debt as at March 31, 2008.

Average interest rates on lease obligations are not disclosed herein since interest expenses that are included in lease payments are allocated based on the straight-line method for the corresponding fiscal years.

The maturities of long-term debt outstanding as at March 31, 2008 were as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2009	¥ 73,047	$ 729,087
2010	48,080	479,892
2011	36,010	359,417
2012	42,281	422,010
2013	12,500	124,762
Thereafter	5,000	49,905
Total	¥216,918	$2,165,075

The maturities of lease obligations outstanding as at March 31, 2008 were as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2009	¥722	$7,214
2010	2	20
Total	¥724	$7,234

The maturities of bonds outstanding as at March 31, 2008 were as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2011	¥ 30,000	$299,431
2012	30,000	299,431
2013	40,000	399,241
Total	¥100,000	$998,103

As at March 31, 2008, the Company had line-of-credit agreements with twenty-eight financial institutions for an aggregate maximum amount of ¥80,000 million ($798,482 thousand). As at March 31, 2008, there were unused lines of credit of ¥50,000 million ($499,051 thousand) outstanding and available.

11. Goodwill

Epson had goodwill and negative goodwill as at March 31, 2007 and 2008. Goodwill and negative goodwill are amortized on a straight-line basis in accordance with Japanese accounting standards. Negative goodwill was recorded in long-term liabilities after being offset against goodwill. The amounts of goodwill and negative goodwill before offsetting as at March 31, 2007 and 2008 were as follows:

	Millions of yen		Thousands of U.S. dollars
	March 31		March 31,
	2007	2008	2008
Goodwill	¥ 256	¥ 423	$ 4,225
Negative goodwill	4,621	3,300	32,943

12. Pension and severance costs

The Company and its Japanese subsidiaries maintain corporate defined benefit pension plans and defined contribution pension plans covering the majority of their employees.

Some of the Company's Japanese subsidiaries maintain tax qualified pension plans that are non-contributory defined benefit pension plans. These companies contribute amounts required to maintain sufficient plan assets to provide for accrued benefits, subject to limitations on expense deductibility under Japanese income tax laws.

The funded status of these plans at March 31, 2007 and 2008 was as follows:

	Millions of yen		Thousands of U.S. dollars
	March 31		March 31,
	2007	2008	2008
Projected benefit obligations	¥218,077	¥218,019	$2,176,057
Plan assets at fair value	203,930	194,592	1,942,238
Unfunded status	14,147	23,428	233,819
Unrecognized items:			
Prior service cost reduction from plan amendment	6,449	1,343	13,405
Actuarial gains (losses)	3,600	(11,623)	(116,015)
Accrued pension and severance costs — net	24,196	13,145	131,210
Prepaid pension cost	1,360	1,388	13,836
Accrued pension and severance costs	¥ 25,556	¥ 14,532	$ 145,046

The composition of net pension and severance costs for the years ended March 31, 2006, 2007 and 2008 was as follows:

	Millions of yen			Thousands of U.S. dollars
	Year ended March 31			Year ended March 31,
	2006	2007	2008	2008
Service cost	¥ 7,889	¥ 7,376	¥ 8,173	$ 81,578
Interest cost	4,862	5,415	5,613	56,032
Expected return on plan assets	(5,079)	(6,050)	(6,271)	(62,592)
Amortization and expenses:				
Prior service costs	(2,733)	(2,619)	(2,340)	(23,357)
Actuarial losses	8,382	3,119	175	1,750
Net pension and severance costs	13,321	7,241	5,351	53,411
Contribution to defined contribution pension plan	2,976	3,258	3,299	32,929
	¥16,297	¥10,499	¥ 8,650	$ 86,340

The assumptions used for the actuarial computation of the retirement benefit obligations for the years ended March 31, 2006, 2007 and 2008 were primarily as follows:

	Year ended March 31		
	2006	2007	2008
Discount rate	2.5%	2.5%	2.5%
Long-term rate of return on plan assets	3.0	3.0	3.0

13. Equity/Net assets

The Japanese Corporation Law, which came into effect on May 1, 2006, provides that an amount equal to 10% of dividends shall be distributed as additional paid-in capital or legal reserve on the date of distribution until an aggregated amount of additional paid-in capital and legal reserve equals 25% of common stock. The Commercial Code of Japan, which was in effect before the Japanese Corporation Law, provided that at least 10% of appropriations of retained earnings that were paid in cash shall be appropriated as legal reserve until an aggregated amount of additional paid-in capital and the legal reserve equaled 25% of common stock.

The Japanese Corporation Law stipulates requirements on distributions of retained earnings similar to those of the Commercial Code of Japan. Under the Japanese Corporation Law, such distributions can be made at any time by resolution of the shareholders, or by the board of directors if certain conditions are met.

Under the Japanese Corporation Law, the distributions of retained earnings for a fiscal year is made by resolution of shareholders at a general meeting to be held within three months after the balance sheet date, and accordingly such distributions are recorded at the time of resolution.

The amounts of year-end cash dividends per share and interim cash dividends per share, which the Company paid to the shareholders of record as at the respective period-ends during the years ended March 31, 2006, 2007 and 2008, were as follows:

	Yen			U.S. dollars
	Year ended March 31			Year ended March 31,
Cash dividends per share	2006	2007	2008	2008
Year-end	¥13.00	¥16.00	¥16.00	$0.16
Interim	16.00	16.00	16.00	0.16
Total	¥29.00	¥32.00	¥32.00	$0.32

The effective dates of the distribution for year-end and interim cash dividends, which were paid during the year ended March 31, 2007, were June 26, 2006 and November 30, 2006, respectively. The effective dates of the distribution for year-end and interim cash dividends, which were paid during the year ended March 31, 2008, were June 27, 2007 and December 5, 2007, respectively.

The proposed cash dividends of retained earnings of the Company for the year ended March 31, 2008 approved at the general shareholders' meeting, which was held on June 25, 2008, was as follows:

	Millions of yen	Thousands of U.S. dollars
Cash dividends	¥3,141	$31,358
	Yen	U.S. dollars
Cash dividends per share	¥16.00	$0.16

The effective date of the distribution is June 26, 2008.

14. Net income (loss) per share

Calculation of net income (loss) per share for the years ended March 31, 2006, 2007 and 2008 was as follows:

	Millions of yen			Thousands of U.S. dollars
	Year ended March 31			Year ended March 31,
	2006	2007	2008	2008
Net income (loss) attributable to common shares	¥(17,917)	¥(7,094)	¥19,093	$190,574
	Thousands of shares			
Weighted-average number of common shares outstanding	196,364	196,363	196,362	
	Yen			U.S. dollars
Net income (loss) per share	¥(91.24)	¥(36.13)	¥97.24	$0.97

Diluted net income per share was not calculated herein since Epson had no potential common shares, which have dilutive effect issuable upon conversion of convertible bonds, outstanding for the years ended March 31, 2006 and 2007. Epson had no dilutive potential common shares, such as convertible debt or warrants, outstanding during the year ended March 31, 2008.

15. Income taxes

Epson is subject to a number of different income taxes which, in the aggregate, resulted in a statutory income tax rate in Japan of approximately 40.4% for each of the years ended March 31, 2006, 2007 and 2008.

The significant components of deferred tax assets and liabilities at March 31, 2007 and 2008 were as follows:

	Millions of yen March 31 2007	Millions of yen March 31 2008	Thousands of U.S. dollars March 31, 2008
Deferred tax assets:			
Property, plant and equipment and intangible assets	¥ 32,302	¥ 26,682	$ 266,319
Net operating tax loss carry-forwards	4,871	16,262	162,281
Inter-company profits on inventories and write downs	9,212	6,776	67,595
Accrued bonuses	5,495	7,358	73,443
Devaluation of investment securities	4,914	5,072	50,626
Accrued pension and severance costs	8,591	4,455	44,469
Accrued warranty costs	4,352	3,510	35,037
Accrued litigation and related expenses	3,637	1,320	13,184
One-time depreciation for assets	—	1,224	12,223
Others	21,699	19,240	192,038
Gross deferred tax assets	95,073	95,903	957,219
Less: valuation allowance	(19,231)	(29,492)	(294,369)
Total deferred tax assets	75,842	66,410	662,849
Deferred tax liabilities:			
Undistributed earnings of overseas subsidiaries and affiliates	(26,751)	(32,476)	(324,172)
Net unrealized gains on land held by a subsidiary	(2,613)	(2,613)	(26,083)
Net unrealized gains on other securities	(5,347)	(1,510)	(15,074)
Reserve for special depreciation for tax purpose	(2,253)	(1,435)	(14,329)
Others	(1,529)	(1,778)	(17,754)
Gross deferred tax liabilities	(38,493)	(39,816)	(397,414)
Net deferred tax assets	¥ 37,349	¥ 26,593	$ 265,435

The valuation allowance was established mainly against deferred tax assets on future tax-deductible temporary differences and operating tax loss carry-forwards as it is more likely than not that these deferred tax assets will not be realized within the foreseeable future.

Epson has provided for deferred income taxes on all undistributed earnings of overseas subsidiaries and affiliates.

The differences between Epson's statutory income tax rate and the income tax rate reflected in the consolidated statements of operations were reconciled as follows:

	Year ended March 31 2006	Year ended March 31 2007	Year ended March 31 2008
Statutory income tax rate	40.4%	40.4%	40.4%
Reconciliation:			
Changes in valuation allowance	(95.6)	365.0	15.2
Entertainment expenses, etc., permanently non-tax deductible	—	—	1.9
Changes in income tax rate of foreign subsidiaries	—	—	1.2
Unrecognized tax benefit for inter-company profit elimination	(20.1)	225.4	—
Impairment of goodwill	—	(43.1)	—
Tax for the prior period	4.4	(16.2)	—
Gain on change in interest due to business combination	24.8	—	—
Other	0.5	(64.5)	(0.6)
Income tax rate per statements of operations	(45.6%)	507.0%	58.1%

16. Selling, general and administrative expenses

The significant components of selling, general and administrative expenses for the year ended March 31, 2008 were as follows:

	Millions of yen Year ended March 31, 2008	Thousands of U.S. dollars Year ended March 31, 2008
Salaries and wages	¥ 83,615	$ 834,571
Advertising	26,263	262,140
Sales promotion	27,666	276,135
Research and development costs	43,263	431,814
Shipping costs	19,987	199,500
Provision for doubtful accounts	267	2,673
Other	109,806	1,095,986
Total	¥310,871	$3,102,822

17. Research and development costs

Research and development costs, which are included in cost of sales and selling, general and administrative expenses, totaled ¥92,939 million, ¥84,690 million and ¥82,870 million ($827,131 thousand) for the years ended March 31, 2006, 2007 and 2008, respectively.

18. Reorganization costs

The reorganization costs for the year ended March 31, 2006 mainly comprised a consolidation and integration of production sites and a reorganization of production lines accompanying structural reforms.

The reorganization costs for the year ended March 31, 2007 mainly comprised impairment losses, which were associated with certain business assets whose utility value declined as a result of structural reforms accompanying strategic changes in the display business, and a reorganization of production sites.

19. Impairment losses

Epson's business assets are generally grouped by business segment under the Company's management accounting system, and their cash flows are continuously monitored. Assets planned to be sold and idle assets are separately assessed for impairment on the individual asset level. Impairment tests were performed for both types of assets. The net book value of a business asset was reduced to its recoverable amount when there was substantial deterioration in the asset's future earning potential due to adverse changes in the marketplace resulting in lower product prices or due to change in utilization plan. The carrying value of assets planned to be sold and idle assets is reduced to its recoverable amount when their net selling prices are substantially lower than their carrying values.

For the year ended March 31, 2006, Epson impaired LCD production equipment, semiconductor production equipment, and other. A reduction in value of ¥34,303 million was recognized in reorganization costs and other expenses account. The reduction mainly comprised ¥14,914 million for buildings and structures, ¥10,090 million for machinery and equipment, ¥1,301 million for furniture and fixtures, ¥542 million for intangible assets, and ¥7,102 million for long-term prepaid expenses.

For the year ended March 31, 2007, Epson impaired LCD production equipment and other. A reduction in value of ¥41,733 million was recognized in reorganization costs and other expenses account. The reduction mainly comprised ¥12,672 million for buildings and structures, ¥10,670 million for machinery and equipment, ¥3,785 million for furniture and fixtures, ¥2,772 million for goodwill, and ¥8,977 million for future lease payments.

For the year ended March 31, 2008, Epson incurred impairment losses on its liquid crystal panel production equipment, production equipment planned for consolidation and idle assets. The carrying value of these assets was reduced to its recoverable amount. A reduction in value of ¥10,783 million ($107,630 thousand) was recognized in impairment losses account. The reduction mainly comprised ¥5,023 million ($50,140 thousand) for buildings and structures, ¥4,144 million ($41,369 thousand) for machinery and equipment, ¥823 million ($8,222 thousand) for furniture and fixtures, and ¥591 million ($5,907 thousand) for land.

The recoverable amounts of impaired business assets were calculated on the basis of the assets' value in use. The recoverable amounts of assets planned to be sold and idle assets were determined using their net selling prices, which were assessed on the basis of reasonable estimates. The values in use were calculated by applying 5.5% and 6.3% discount rate to the assets' expected future cash flows for the years ended March 31, 2006 and 2007, respectively. The recoverable amounts are determined using their net selling prices, which were assessed on the basis of reasonable estimates for the year ended March 31, 2008.

20. Cash flow information

Cash and cash equivalents at March 31, 2007 and 2008 comprised the following:

	Millions of yen, March 31, 2007	Millions of yen, March 31, 2008	Thousands of U.S. dollars, March 31, 2008
Cash and deposits	¥296,764	¥171,970	$1,716,448
Short-term investments	30,983	137,079	1,368,195
Short-term loans receivables	10,000	10,000	99,810
Subtotal	337,747	319,050	3,184,454
Less:			
Short-term borrowings (overdrafts)	(652)	(1,215)	(12,128)
Time deposits due over three months	(2,222)	(1,406)	(14,036)
Short-term investments due over three months	(–)	(14)	(148)
Cash and cash equivalents	¥334,873	¥316,414	$3,158,143

The Company obtained marketable securities, the fair value of which was ¥9,932 million and ¥9,606 million ($95,885 thousand) at March 31, 2007 and 2008, respectively, as deposit for the short-term loans receivables above.

21. Leases

As described in Note 3 (18), Epson, as a lessee, charges periodic capital lease payments to expense when paid. Such payments for the years ended March 31, 2006, 2007 and 2008 amounted to ¥17,639 million, ¥16,232 million and ¥9,344 million ($93,267 thousand), respectively.

If capital leases that do not transfer the ownership of the assets to the lessee at the end of the lease term were capitalized, the capital lease assets at March 31, 2007 and 2008 would have been as follows:

	Millions of yen, March 31, 2007	Millions of yen, March 31, 2008	Thousands of U.S. dollars, March 31, 2008
Acquisition cost:			
Buildings and structures	¥ 1,785	¥ 1,806	$ 18,029
Machinery and equipment	56,802	37,706	376,348
Furniture and fixtures	2,438	1,709	17,063
Intangible assets	273	111	1,111
	61,298	41,333	412,554
Less:			
Accumulated depreciation/amortization	(42,366)	(26,758)	(267,081)
Accumulated impairment loss	(9,024)	(8,311)	(82,953)
	(51,390)		
Net book value	¥ 9,908	¥ 6,263	$ 62,519

Depreciation/amortization expenses for these leased assets for the years ended March 31, 2006, 2007 and 2008 would have been ¥15,965 million, ¥14,637 million and ¥8,437 million ($84,212 thousand), respectively, if they were computed in accordance with the straight-line method over the periods of these capital leases, assuming no residual value.

Interest expense for these capital leases for the years ended March 31, 2006, 2007 and 2008 would have been ¥1,470 million, ¥920 million and ¥525 million ($5,241 thousand), respectively.

Epson has recognized an impairment loss for future lease payments of impaired capital lease assets in accordance with Japanese accounting standards, which was primarily recorded in reorganization costs. The amount was ¥317 million, ¥8,977 million and ¥55 million ($549 thousand) for the years ended March 31, 2006, 2007 and 2008, respectively.

Future lease payments for capital leases at March 31, 2007 and 2008 were as follows:

Future lease payments	Millions of yen, March 31, 2007	Millions of yen, March 31, 2008	Thousands of U.S. dollars, March 31, 2008
Due within one year	¥ 8,719	¥ 6,860	$ 68,473
Due after one year	11,134	4,770	47,614
Total	¥19,853	¥11,630	$116,088

Amounts appearing in the table above include amounts to be paid on capital leases which have accrued impairment losses amounting to ¥8,989 million and ¥5,610 million ($55,997 thousand) as of March 31, 2007 and 2008, respectively. Lease payments for impaired capital lease assets in the years ended March 31, 2007 and 2008 were ¥188 million and ¥3,408 million ($34,001 thousand), respectively.

Future lease payments for non-cancelable operating leases as a lessee at March 31, 2007 and 2008 were as follows:

	Millions of yen		Thousands of U.S. dollars
	March 31		March 31,
Future lease payments	2007	2008	2008
Due within one year	¥ 5,307	¥ 4,949	$ 49,404
Due after one year	10,705	6,651	66,393
Total	¥16,012	¥11,601	$115,797

22. Contingent liabilities

Contingent liabilities for guarantee of employees' housing loans from banks at March 31, 2007 and 2008 were ¥2,447 million and ¥2,038 million ($20,346 thousand), respectively.

23. Related party transactions

The Company has entered into real estate lease agreements with K.K. Sunritz ("Sunritz"). Mr. Yasuo Hattori, a vice-chairman and director of the Company, and his relatives own 9.5% and 71.3% of the outstanding shares of Sunritz, respectively.

Mr. Saburo Kusama, a chairman and director of the Company, is a chairman of SE GAKUEN Educational Foundation ("SE GAKUEN") and a chairman of Epson International Scholarship Foundation ("International Scholarship Foundation"). Mr. Saburo Kusama owns 0.0% of the outstanding shares of the Company.

Transactions with these related parties for the years ended March 31, 2006, 2007 and 2008, and related balances at March 31, 2007 and 2008, were as follows:

	Millions of yen			Thousands of U.S. dollars
	Year ended March 31			Year ended March 31,
	2006	2007	2008	2008
Transactions:				
With Sunritz —				
Rental expenses for real estates	¥71	¥19	¥19	$194
With SE GAKUEN —				
Rental income for buildings	—	—	42	428
Recharge of personnel	—	—	54	546
Other incomes	45	64	—	—
With International Scholarship Foundation —				
Recharge of personnel	—	—	4	40
Donation for enhanced operational foundation	—	—	5	49
Other expenses	—	20	—	—
With other related companies —				
Other expenses	2	—	—	—

	Millions of yen		Thousands of U.S. dollars
	March 31		March 31,
	2007	2008	2008
Balances:			
With Sunritz —			
Other investments	¥2	¥1	$17
With SE GAKUEN —			
Other current assets	7	6	61
With International Scholarship Foundation —			
Other current assets	—	0	7

24. Segment information

(1) Business segment information

Epson engages primarily in the development, manufacture and sale of computer printers, liquid crystal displays ("LCDs"), semiconductor products and other products.

Epson operates manufacturing facilities in Japan, Asia, the Americas and Europe, and markets its products internationally through a global network of local sales subsidiaries.

Epson engages principally in the following three business segments categorized based on the nature of products, markets and marketing methods.

Information-related equipment segment mainly includes color inkjet printers, page printers, dot matrix printers, large format inkjet printers and related supplies, color image scanners, mini-printers, printers for use in POS systems, 3LCD projectors, LCD monitors, label writers and personal computers.

Electronic devices segment mainly includes small- and medium-sized LCDs, HTPS-TFT panels for 3LCD projectors, crystal units, crystal oscillators, optical devices and CMOS LSI.

Precision products segment mainly includes watches, watch movements, plastic corrective lenses, precision industrial robots, IC handlers and industrial inkjet equipment.

Operations not categorized in any of the above segments, such as services offered within Epson and new businesses still in the start-up phase, are categorized within "Other."

On April 1, 2008, the Company's optical device business (excluding the corrective lens business) was transferred to a consolidated subsidiary, Epson Toyocom Corporation. The Company's optical device business, which boasts expertise in optical components for 3LCD projectors, was merged with Epson Toyocom's optical device business, which specializes in areas such as image correction for digital cameras and optical pickup components for DVD recorders. This reorganization seeks to efficiently combine markets, technologies, and development resources with the objective of bolstering the Epson's technology development capabilities, enhancing its market competitiveness, and increasing the value of its business.

With this reorganization, the results of the Company's optical device business, which were formerly reported under precision products segment, are reported under electronic devices segment. This change is effective from the year beginning April 1, 2008. The effect of the reorganization on segment information is immaterial and is thus not reported herein.

The table below summarizes the business segment information of Epson for the years ended March 31, 2006, 2007 and 2008:

	Millions of yen					
	Year ended March 31, 2006					
	Business segment					
	Information-related equipment	Electronic devices	Precision products	Other	Eliminations and corporate	Consolidated
Net sales:						
Customers	¥973,680	¥489,460	¥81,463	¥ 4,955	—	¥1,549,568
Inter-segment	2,763	37,507	4,315	28,022	¥ (72,597)	—
Total	976,443	526,967	85,778	32,977	(72,597)	1,549,568
Operating expenses	931,422	536,726	83,427	45,757	(73,522)	1,523,810
Operating income (loss)	¥ 45,021	¥ (9,759)	¥ 2,351	¥ (12,780)	¥ 925	¥ 25,758
Identifiable assets	¥384,114	¥414,100	¥57,935	¥156,936	¥312,121	¥1,325,206
Depreciation and amortization	¥ 29,668	¥ 59,694	¥ 4,146	¥ 15,797	¥ —	¥ 109,305
Capital expenditures	¥ 32,395	¥ 60,560	¥ 4,464	¥ 23,558	¥ (2,694)	¥ 118,283

	Millions of yen					
	Year ended March 31, 2007					
	Business segment					
	Information-related equipment	Electronic devices	Precision products	Other	Eliminations and corporate	Consolidated
Net sales:						
Customers	¥913,476	¥411,269	¥86,903	¥ 4,384	—	¥1,416,032
Inter-segment	2,854	33,434	841	25,926	¥ (63,055)	—
Total	916,330	444,703	87,744	30,310	(63,055)	1,416,032
Operating expenses	832,094	470,758	84,168	42,466	(63,797)	1,365,689
Operating income (loss)	¥ 84,236	¥ (26,055)	¥ 3,576	¥ (12,156)	¥ 742	¥ 50,343
Identifiable assets	¥376,770	¥356,309	¥60,352	¥133,677	¥357,304	¥1,284,412
Depreciation and amortization	¥ 30,634	¥ 42,226	¥ 3,513	¥ 13,230	¥ —	¥ 89,603
Capital expenditures	¥ 38,652	¥ 33,025	¥ 4,694	¥ 12,251	¥ (11,074)	¥ 77,548

	Millions of yen					
	Year ended March 31, 2008					
	Business segment					
	Information-related equipment	Electronic devices	Precision products	Other	Eliminations and corporate	Consolidated
Net sales:						
Customers	¥900,443	¥360,072	¥82,901	¥ 4,423	—	¥1,347,841
Inter-segment	2,527	35,124	1,025	24,700	¥ (63,376)	—
Total	902,970	395,197	83,927	29,124	(63,378)	1,347,841
Operating expenses	819,696	412,364	81,193	40,586	(63,577)	1,290,263
Operating income (loss)	¥ 83,274	¥ (17,167)	¥ 2,733	¥ (11,462)	¥ 199	¥ 57,577
Identifiable assets	¥344,619	¥308,313	¥58,634	¥126,074	¥303,523	¥1,139,165
Depreciation and amortization	¥ 29,488	¥ 31,558	¥ 3,820	¥ 14,336	¥ 4	¥ 79,209
Capital expenditures	¥ 28,002	¥ 21,987	¥ 4,460	¥ 12,560	¥ (2,018)	¥ 64,991

	Thousands of U.S. dollars					
	Year ended March 31, 2008					
	Business segment					
	Information-related equipment	Electronic devices	Precision products	Other	Eliminations and corporate	Consolidated
Net sales:						
Customers	$8,987,358	$3,593,897	$827,443	$ 44,154	—	$13,452,853
Inter-segment	25,225	350,579	10,237	246,538	$ (632,579)	—
Total	9,012,583	3,944,477	837,680	290,692	(632,579)	13,452,853
Operating expenses	8,181,420	4,115,823	810,398	405,097	(634,571)	12,878,167
Operating income (loss)	$ 831,163	$ (171,346)	$ 27,282	$ (114,405)	$ 1,991	$ 574,686
Identifiable assets	$3,439,658	$3,077,292	$585,271	$1,258,350	$3,029,477	$11,370,047
Depreciation and amortization	$ 294,327	$ 314,983	$ 38,136	$ 143,097	$ 43	$ 790,586
Capital expenditures	$ 279,494	$ 219,457	$ 44,520	$ 125,362	$ (20,151)	$ 648,683

The amounts of corporate assets included in "Eliminations and corporate" were ¥327,855 million, ¥374,216 million and ¥322,689 million ($3,220,773 thousand) at March 31, 2006, 2007 and 2008, respectively, and mainly comprised cash and deposits, securities and short-term loans receivable.

For the year ended March 31, 2006, impairment loss, which was recorded in information-related equipment segment, electronic devices segment, precision products segment and other segment, was ¥426 million, ¥33,343 million, ¥416 million and ¥118 million, respectively.

For the year ended March 31, 2007, impairment loss, which was recorded in information-related equipment segment, electronic devices segment, precision products segment and other segment, was ¥209 million, ¥41,038 million, ¥273 million and ¥213 million, respectively.

For the year ended March 31, 2008, impairment loss, which was recorded in information-related equipment segment, electronic devices segment, precision products segment and other segment, was ¥788 million ($7,868 thousand), ¥9,634 million ($96,157 thousand), ¥56 million ($563 thousand) and ¥304 million ($3,041 thousand), respectively.

As described in Note 3 (6), in line with the fiscal year 2007 Japanese tax reforms, effective April 1, 2007, the Company and its Japanese subsidiaries adopted the 250% declining-balance method for depreciation of property, plant and equipment (excluding buildings) acquired on or after April 1, 2007. As a result of the adoption of the new method, for the year ended March 31, 2008, operating income of information-related equipment segment, electronic devices segment, precision products segment and other decreased by ¥831 million ($8,306 thousand), ¥1,500 million ($14,975 thousand), ¥142 million ($1,419 thousand) and ¥283 million ($2,829 thousand), respectively from the corresponding amounts which would have been reported if the previous method had been applied consistently.

(2) Geographic segment information

Net sales are attributed to geographic segments based on the country location of the Company or the subsidiary that transacted the sale with the external customer. Principal countries and jurisdictions in each geographic segment are as follows:

"The Americas" mainly includes the United States, Canada, Brazil, Chile, Argentina, Costa Rica, Colombia, Venezuela, Mexico and Peru.

"Europe" mainly includes the United Kingdom, the Netherlands, Germany, France, Italy, Spain, Portugal and Russia.

"Asia/Oceania" mainly includes China (including Hong Kong), Singapore, Malaysia, Taiwan, Thailand, the Philippines, Australia, New Zealand, Indonesia, Korea and India.

The table below summarizes the geographic segment information of Epson for the years ended March 31, 2006, 2007 and 2008:

	Millions of yen					
	Year ended March 31, 2006					
	Geographic region					
	Japan	The Americas	Europe	Asia/ Oceania	Eliminations and corporate	Consolidated
Net sales:						
Customers	¥ 742,093	¥263,196	¥310,902	¥233,377	—	¥1,549,568
Inter-segment	565,438	45,701	2,784	606,268	¥(1,220,191)	—
Total	1,307,531	308,897	313,686	839,645	(1,220,191)	1,549,568
Operating expenses	1,323,858	296,267	306,010	814,220	(1,216,545)	1,523,810
Operating income (loss)	¥ (16,327)	¥ 12,630	¥ 7,676	¥ 25,425	¥ (3,646)	¥ 25,758
Identifiable assets	¥ 791,482	¥102,083	¥ 75,944	¥231,201	¥ 124,516	¥1,325,206

	Millions of yen					
	Year ended March 31, 2007					
	Geographic region					
	Japan	The Americas	Europe	Asia/ Oceania	Eliminations and corporate	Consolidated
Net sales:						
Customers	¥ 640,727	¥250,374	¥289,286	¥235,645	—	¥1,416,032
Inter-segment	602,431	41,264	10,098	551,842	¥(1,205,635)	—
Total	1,243,158	291,638	299,384	787,487	(1,205,635)	1,416,032
Operating expenses	1,208,070	279,735	299,792	766,293	(1,188,201)	1,365,689
Operating income (loss)	¥ 35,088	¥ 11,903	¥ (408)	¥ 21,194	¥ (17,434)	¥ 50,343
Identifiable assets	¥ 703,822	¥102,831	¥ 83,202	¥232,618	¥ 161,939	¥1,284,412

	Millions of yen					
	Year ended March 31, 2008					
	Geographic region					
	Japan	The Americas	Europe	Asia/ Oceania	Eliminations and corporate	Consolidated
Net sales:						
Customers	¥ 600,489	¥247,481	¥291,920	¥207,949	—	¥1,347,841
Inter-segment	592,102	34,458	7,701	543,954	¥(1,178,217)	—
Total	1,192,591	281,940	299,621	751,904	(1,178,217)	1,347,841
Operating expenses	1,172,147	273,018	293,872	729,442	(1,178,216)	1,290,263
Operating income (loss)	¥ 20,444	¥ 8,922	¥ 5,749	¥ 22,461	¥ (0)	¥ 57,577
Identifiable assets	¥ 637,718	¥ 87,598	¥ 80,074	¥208,456	¥ 127,319	¥1,139,165

	Thousands of U.S. dollars					
	Year ended March 31, 2008					
	Geographic region					
	Japan	The Americas	Europe	Asia/ Oceania	Eliminations and corporate	Consolidated
Net sales:						
Customers	$ 5,993,510	$2,470,125	$2,913,668	$2,075,550	—	$13,452,853
Inter-segment	5,909,791	343,935	76,868	5,429,232	$(11,759,828)	—
Total	11,903,302	2,814,060	2,990,536	7,504,783	(11,759,828)	13,452,853
Operating expenses	11,699,243	2,725,002	2,933,152	7,280,589	(11,759,821)	12,878,167
Operating income (loss)	$ 204,058	$ 89,057	$ 57,383	$ 224,193	$ (7)	$ 574,686
Identifiable assets	$ 6,365,070	$ 874,328	$ 799,225	$2,060,647	$ 1,270,776	$11,370,047

The amounts of corporate assets included in "Eliminations and corporate" were ¥327,855 million, ¥374,216 million and ¥322,689 million ($3,220,773 thousand) at March 31, 2006, 2007 and 2008, respectively, and mainly comprised cash and deposits, securities and short-term loans receivable.

As described in Note 3 (6), in line with the fiscal year 2007 Japanese tax reforms, effective April 1, 2007, the Company and its Japanese subsidiaries adopted the 250% declining-balance method for depreciation of property, plant and equipment (excluding buildings) acquired on or after April 1, 2007. As a result of the adoption of the new method, for the year ended March 31, 2008, operating income of Japan decreased by ¥2,557 million ($25,530 thousand) from the corresponding amounts which would have been reported if the previous method had been applied consistently.

(3) Sales to overseas customers

The table below shows sales to overseas customers by geographic region, and as a percentage of consolidated net sales, for the years ended March 31, 2006, 2007 and 2008:

	Millions of yen						Thousands of U.S. dollars
	Year ended March 31						Year ended March 31,
	2006		2007		2008		2008
Overseas sales:							
The Americas	¥ 285,127	18.4%	¥ 270,484	19.1%	¥ 274,407	20.4%	$ 2,738,868
Europe	357,835	23.1	341,524	24.1	344,446	25.5	3,437,937
Asia/Oceania	421,994	27.2	352,388	24.9	301,008	22.3	3,004,378
Total	¥1,064,956	68.7%	¥ 964,396	68.1%	¥ 919,862	68.2%	$ 9,181,183
Consolidated net sales	¥1,549,568	100.0%	¥1,416,032	100.0%	¥1,347,841	100.0%	$13,452,853

25. Special purpose entity

Epson Toyocom, a consolidated subsidiary of the Company, approved a resolution at a meeting of its board of directors held on February 23, 2007, for the cancellation of the securitization of certain real estate (the "Real Estate"), which it owned in Kawasaki, Kanagawa Prefecture, Japan. The securitization was implemented on March 27, 2002 before the merger with the quartz device business of the Company.

Epson Toyocom used one special purpose entity (the "SPE"), which is a special limited company under Japanese law, for the securitization. Epson Toyocom procured funds by transferring the trust beneficiary rights of the Real Estate to the SPE, and, in addition to fully funding the anonymous association business established by the SPE concerning the Real Estate, Epson Toyocom leased the Real Estate through a fixed-term building leaseback contract. On July 3, 2007, the SPE sold the trust beneficiary rights to certain third parties and the leaseback contract was canceled on the same day. Furthermore, the anonymous association contract was canceled on February 29, 2008 and Epson Toyocom received a return on its investment in the anonymous association. As at March 31, 2008, Epson Toyocom determined that there was no likelihood of its incurring a related loss subsequent to March 31, 2008. Epson Toyocom had no voting interests in the SPE, nor had it seconded any directors or employees to the SPE as at March 31, 2008.

Transactions with the SPE for the year ended March 31, 2008 were primarily as follows:

	Millions of yen	Thousands of U.S. dollars
Transactions:		
Investment in anonymous association —		
Dividend income	¥3,557	$35,506
Leaseback transaction —		
Lease expenses	64	645

The leaseback transaction in the table above concerns the Real Estate up to the cancellation date of the related contract. The transaction was recorded as an operating lease.

There were no related balances to the SPE as of March 31, 2008.

Report of Independent Auditors

The Board of Directors
Seiko Epson Corporation

We have audited the accompanying consolidated balance sheet of Seiko Epson Corporation and consolidated subsidiaries as of March 31, 2008, and the related consolidated statements of operations, changes in net assets, and cash flows for the year then ended, all expressed in yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Seiko Epson Corporation and consolidated subsidiaries for the years ended March 31, 2007 and 2006 were audited by other auditors whose report dated June 26, 2007, expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Seiko Epson Corporation and consolidated subsidiaries at March 31, 2008, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in Japan.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2008 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 4.

Ernst & Young ShinNihon

June 26, 2008

Principal Subsidiaries and Affiliates

(As of March 31, 2008)

Region	Company Name	Location	Main Business
	Subsidiaries		
Japan	Epson Sales Japan Corporation	Tokyo	Sales of information-related equipment
	Epson Direct Corporation	Nagano	Sales of information-related equipment
	Tohoku Epson Corporation	Yamagata	Manufacture of information-related equipment and electronic devices
	Epson Imaging Devices Corporation	Nagano	Manufacture and sales of electronic devices
	Epson Toyocom Corporation	Tokyo	Manufacture and sales of electronic devices
	Orient Watch Co., Ltd.	Tokyo	Manufacture of information-related equipment and electronic devices
North America	U.S. Epson, Inc.	Long Beach	Regional headquarters
	Epson America, Inc.	Long Beach	Sales of information-related equipment and precision products
	Epson Electronics America, Inc.	San Jose	Sales of electronic devices
	Epson Portland Inc.	Portland	Manufacture of information-related equipment
	Epson El Paso, Inc.	El Paso	Manufacture of information-related equipment
Europe	Epson Europe B.V.	Amsterdam	Regional headquarters
	Epson (U.K.) Ltd.	Hemel Hempstead	Sales of information-related equipment
	Epson Telford Ltd.	Telford	Manufacture of information-related equipment
	Epson Deutschland GmbH	Dusseldorf	Sales of information-related equipment and precision products
	Epson Europe Electronics GmbH	Munich	Sales of electronic devices
	Epson France S.A.	Levallois-Perret	Sales of information-related equipment
	Epson Italia s.p.a.	Milan	Sales of information-related equipment
	Epson Iberica, S.A.	Cerdanyola	Sales of information-related equipment
Asia	Epson (China) Co., Ltd.	Beijing	Regional headquarters and sales of electronic devices
	Epson (Shanghai) Information Equipment Co., Ltd.	Shanghai	Sales of information-related equipment
	Epson Hong Kong Ltd.	Hong Kong	Sales of information-related equipment and electronic devices
	Suzhou Epson Co., Ltd.	Suzhou	Manufacture of electronic devices
	Tianjin Epson Co., Ltd.	Tianjin	Manufacture of information-related equipment
	Epson Precision (Hong Kong) Ltd.	Hong Kong	Manufacture of information-related equipment and precision products
	Epson Imaging Devices (H.K.) Ltd.	Hong Kong	Manufacture of electronic devices
	Epson Korea Co., Ltd.	Seoul	Sales of information-related equipment
	Epson Taiwan Technology & Trading Ltd.	Taipei	Sales of information-related equipment and electronic devices
	Epson Singapore Pte. Ltd.	Singapore	Regional headquarters, sales of information-related equipment and electronic devices
	Singapore Epson Industrial Pte. Ltd.	Singapore	Manufacture of information-related equipment, electronic devices, and precision products
	P.T. Indonesia Epson Industry	Bekasi	Manufacture of information-related equipment
	Epson Precision (Philippines), Inc.	Cabuyao	Manufacture of information-related equipment and electronic devices
	Epson Imaging Devices (Phils.) Inc.	Binan	Manufacture of electronic devices
	Epson Toyocom Malaysia Sdn. Bhd.	Kuala Lumpur	Manufacture of electronic devices
Oceania	Epson Australia Pty. Ltd.	North Ryde	Sales of information-related equipment
	67 other companies		
	Affiliates		
Asia	Time Module (Hong Kong) Ltd.	Hong Kong	Sales of precision products
	5 other companies		

Corporate Data and Investor Information

(As of March 31, 2008)

■ Company Name	Seiko Epson Corporation
■ Founded	May 1942
■ Head Office	3-5 Owa 3-chome, Suwa, Nagano 392-8502, Japan Tel: +81-266-52-3131 (main)
■ Tokyo Office	Shinjuku NS Building, 4-1 Nishishinjuku 2-chome, Shinjuku-ku Tokyo 163-0811, Japan Tel: +81-3-3348-8531 (main)
■ Paid-in Capital	¥53,204 million
■ Number of Employees	Epson Group (consolidated): 88,925 Parent Company: 13,000
■ Group Companies	109 (domestic: 27, overseas: 82) *Including Seiko Epson Corporation

■ Number of Shares

Authorized	607,458,368
Issued	196,364,592
Number of shareholders	32,016

■ Principal Shareholders

Shareholders	Number of shares held (thousand shares)	Shareholding ratio (%)
Aoyama Kigyo Kabushiki Kaisha	20,318	10.34
Sanko Kigyo Kabushiki Kaisha	14,288	7.27
State Street Bank and Trust Company	14,068	7.16
Yasuo Hattori	7,247	3.69
Reijiro Hattori	7,060	3.59
The Dai-ichi Mutual Life Insurance Company	6,240	3.17
Seiko Corporation	6,145	3.12

1. Holdings of less than 1,000 shares have been omitted from the number of shares owned.
2. The percentage of shares held has been calculated to two decimal places.

■ Distribution of Ownership among Shareholders


23.00%
0.90%
28.70%
24.12%
23.28%
Japanese financial institutions
Japanese securities companies
Other Japanese corporations
Foreign institutions and others
Japanese individuals and others

■ Investor Information

Closing of accounts	March 31
Regular general shareholders' meeting	June
Date for confirmation to shareholders of the cash dividend payment date	March 31
Date for confirmation to shareholders of the interim cash dividend payment date	September 30

Transfer Agent
Mizuho Trust & Banking Co., Ltd.
2-1, Yaesu 1-chome, Chuo-ku, Tokyo

Agent's Business Address:
Head Office of Stock Transfer Agency Department
Mizuho Trust & Banking Co., Ltd.
2-1, Yaesu 1-chome, Chuo-ku, Tokyo
Tel: +81-3-5213-5213
http://www.mizuho-tb.co.jp/english/services/stock_transfer_agent.html

Intermediary Offices:
Branches of Mizuho Trust & Banking Co., Ltd.
Head Office and Branches of Mizuho Investors Securities Co., Ltd.

Posting of Public Notices
Public notices will be posted electronically. In the event of accidents or other circumstances preventing the electronic posting of information, such information will be made available through the *Nihon Keizai Shimbun* newspaper (Japanese)

Web Address:
http://www.aspir.co.jp/koukoku/6724/6724.html (Japanese)

■ Epson Stock Price/Trading Volume


(Yen)
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
(No. of shares)
70,000,000
60,000,000
50,000,000
40,000,000
30,000,000
20,000,000
10,000,000
0
Stock Price
Trading Volume
2004/6
9
12
2005/3
6
9
12
2006/3
6
9
12
2007/3
6
9
12
2008/3

		2007/4	5	6	7	8	9	10	11	12	2008/1	2	3	4	5
Stock Price (Yen)	High	3,760	3,610	3,660	4,320	3,330	3,130	3,070	2,715	2,685	2,620	3,010	3,060	2,850	2,760
	Low	3,490	3,330	3,420	3,330	2,750	2,605	2,660	2,270	2,350	1,997	2,425	2,625	2,480	2,400
Trading Volume (No. of shares)		16,132,200	14,002,000	26,578,900	32,124,800	26,815,600	14,279,500	17,847,100	22,038,600	13,706,700	23,810,300	28,286,200	28,355,000	20,582,500	19,372,400

Note: Above stock prices and trading volume are based on Tokyo Stock Exchange (First Section) data.

File No. 82-34746

item 2

July 30, 2008

CONSOLIDATED RESULTS FOR THE FIRST QUARTER ENDED JUNE 30, 2008

EPSON
EXCEED YOUR VISION

SEIKO EPSON CORPORATION
3-5 Owa 3-chome Suwa, Nagano
392-8502, Japan
Tel: +81-266-52-3131
http://www.epson.co.jp/e/

July 30, 2008

CONSOLIDATED RESULTS FOR
THE FIRST QUARTER ENDED JUNE 30, 2008

Consolidated Financial Highlights

Income statements and cash flows data (Millions of yen, thousands of U.S. dollars, except for per share data)

	Three months ended June 30		Change	Three months ended June 30, 2008
	2007	2008		
Statements of Income Data:				
Net sales	¥318,591	**¥304,277**	-4.5%	**$2,859,208**
Operating income	11,665	**22,374**	91.8%	**210,242**
Ordinary income	12,981	**21,977**	69.3%	**206,511**
Net income	1,287	**10,300**	700.0%	**96,786**
Statements of Cash Flows Data:				
Cash flows from operating activities	1,261	**6,592**	422.6%	**61,943**
Cash flows from investing activities	(11,763)	**(17,800)**	51.3%	**(167,261)**
Cash flows from financing activities	1,948	**(14,135)**	-825.4%	**(132,822)**
Cash and cash equivalents at the end of the period	330,915	**298,008**	-9.9%	**2,800,300**
Per Share Data:				
Net income per share -Basic	¥6.56	**¥52.46**	699.7%	**$0.49**
-Diluted	¥-	**¥-**	- %	**$-**

Balance sheets data (Millions of yen, thousands of U.S. dollars, except for per share data)

	June 30, 2008	March 31, 2008	June 30, 2008
Total assets	**¥1,158,346**	¥1,139,165	**$10,884,664**
Net assets	**497,539**	471,446	**4,675,239**
Shareholders' equity	**473,123**	447,205	**4,445,809**
Shareholders' equity ratio (%)	**40.8%**	39.3%	**40.8%**
Shareholders' equity per share	**¥2,409.44**	¥2,277.45	**$22.64**

Notes

I. The consolidated figures are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards, and are compiled from the consolidated figures prepared by the Company as required by the Financial Instruments and Exchange Law of Japan.

II. Figures in 'Change' column are comparisons with the same period of the previous year.

III. Diluted net income per share is presented only if there are dilutive factors present.

IV. Shareholders' equity is equity excluding minority interests in subsidiaries.

V. U.S. dollar amounts are included solely for the convenience of readers. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into U.S. dollars at that or any other rate. The rate of ¥106.42 = U.S.$1 at June 30, 2008 has been used for the purpose of presentation.

Qualitative, Financial and Other Information

Fiscal 2008 First-Quarter Overview

The economic environment during the first quarter of the year under review was mixed. In the U.S. economy personal spending remained flat due to financial uncertainty surrounding the sub-prime loan problem, coupled with inflation triggered by soaring prices for crude oil and other raw materials. U.S. production activity and capital expenditure weakened amid growing concern that the country was entering a recession. Meanwhile, the global economy continued to grow despite some evidence of a widening slowdown, as the economies of China and other countries in Asia continued to expand and Europe was in recovery. In Japan, the economy marked time, as exports and production activity weakened due to the slowdown in the U.S. economy and rising materials prices hit corporate revenue.

The main markets of the Epson Group ("Epson") were as follows. The inkjet printer market contracted compared to last year in every region except Asia. The serial impact dot matrix ("SIDM") printer market, though contracting in Europe, the U.S. and Japan, recorded strong growth in regions such as Southeast Asia and China. In POS systems, demand for POS receipt printers for small- and medium-sized retailers remained robust, though the market did show some effects from the U.S. economic slowdown.
The projector market remained strong due to increased demand for business projectors, especially models used in education settings. At the same time, demand for compact projectors that offer high brightness and high-resolution images is expanding. The home-theater projector market picked back up following last year's lackluster growth, which was a result of the emergence of competitively priced large-screen flat-panel TVs.
The mobile phone handset market, the main destination for small- and medium-sized LCDs, remained strong. The market was driven primarily by new demand for low-end phones in the emerging economies of Africa, the Middle East, and across Asia, including China and India. At the same time, however, upgrade demand for 3G phones in Europe and the U.S. pulled back due to the economic slowdown. Apart from handset applications, the markets for digital cameras and portable media players ("PMPs") also expanded. In automotive applications, the demand for LCDs used in portable navigation systems increased, especially in Europe and the U.S.
Meanwhile, however, the markets for Epson's information-related equipment and electronic device products suffer from continued price erosion due to fierce competition in every segment and a relentless shift of demand toward the low-price zone.
In our precision products segment, watches were negatively impacted by the slowdown in the U.S. economy, while eyeglass lenses suffered from continued price erosion. Demand for semiconductor manufacturing equipment decelerated.

Within this business environment, Epson is engaged in several major projects in fiscal 2008.
First, in the inkjet printer business we are aiming for continued unit sales growth by launching highly competitive products and by adopting a marketing strategy designed to expand print volume. We are also intent on grooming our business and industrial inkjet technology into a core business and source of future profit. Toward this end, we continue to fortify our efforts to penetrate those segments where we can leverage the advantages of our Micro Piezo technology.
On the other hand, we are in the process of transforming our small- and medium-sized display business. Specifically, we are further converging our management resources on amorphous-silicon TFT LCDs ("a-TFTs") and low-temperature polysilicon TFT LCDs ("LTPS"). We are also aiming to reduce our dependence on mobile phone handset demand by continuing last year's efforts to capture business opportunities in other markets.

The average exchange rates of the yen against the U.S. dollar and of the yen against the euro during the first quarter of the year under review were ¥104.55 and ¥163.42, respectively. This represents a 13.4% appreciation in the value of the yen against the dollar and a 0.4% depreciation in the value of the yen

against the euro compared to the same period last year.

On a year over year basis, net sales for the first quarter were ¥304,277 million ($2,859,208 thousand), down 4.5%. Operating income was ¥22,374 million ($210,242 thousand), up 91.8%. Ordinary income was ¥21,977 million ($206,511 thousand), up 69.3%. And net income was ¥10,300 million ($96,786 thousand), up 700.0%.

Operating Performance Highlights by Business Segments

A segment-by-segment breakdown of financial results is provided below.

Information-related equipment

The printer business as a whole saw a slight decline in net sales. In inkjet printers (including consumables, as in all printer discussions below), unit shipments of consumer models rose, but yen appreciation and price erosion impinged on net sales. SIDM printer and terminal modules also met with increased demand, but net sales were affected by the stronger yen. Page printer unit shipments declined as we focused more tightly on high-added-value models and away from low-end models.

The visual instruments business as a whole reported increased net sales. 3LCD projectors benefited from increased unit shipments of both business and home-theater models, though net sales were tempered by price erosion and yen appreciation. Net sales further benefited from rebounding demand for liquid crystal monitors in the amusement sector following last year's weakness.

Operating income in the information-related equipment segment increased as progress was made in reducing both fixed and variable costs in the inkjet printer business.

As a result of the foregoing factors, first-quarter net sales in the information-related equipment segment were ¥205,071 million ($1,926,996 thousand), down 2.4% from the prior year, while operating income was ¥21,649 million ($203,429 thousand), up 12.3% from the prior year.

Electronic devices

The display business as a whole posted sharply lower net sales. Prices for a-TFTs continued to decline, but demand for mobile phone handsets and other applications increased. In LTPS, demand for high-end mobile phone handsets rose. Unit shipments of both MD-TFD LCDs ("TFD"), a business Epson is scheduled to terminate, and color STN LCDs ("CSTN"), a business where production operations are to be significantly downsized, declined. In high-temperature polysilicon TFT panels ("HTPS") for 3LCD projectors, declining prices hurt net sales.

The quartz device business saw net sales decline due to yen appreciation and price erosion despite unit shipment growth in markets such as mobile phone handsets and digital cameras.

In the semiconductor business as a whole, net sales edged slightly lower. Although unit shipments of mixed-signal products to non-handset markets increased in line with strategic changes to the product mix, total net sales in this business were hurt by a decline in LCD driver shipments to handset manufacturers, as well as by price erosion and the effects of yen appreciation.

Operating income in the electronic devices segment turned positive primarily as a result of structural changes in the display business that reduced costs, and increased net sales and an improved model mix in a-TFT and LTPS.

As a result of the foregoing factors, first-quarter net sales in the electronic devices segment were ¥87,712

million ($824,205 thousand), down 10.3% from the prior year, while operating income was ¥2,506 million ($23,548 thousand) versus an operating loss of ¥5,297 million in the same period last year.

Precision products

The precision products segment saw net sales increase due to unit shipment growth of industrial inkjet systems and IC handlers.

Operating income in this segment increased as a result of increased net sales.

As a result of the foregoing factors, first-quarter net sales in the precision products segment were ¥20,284 million ($190,603 thousand), up 5.8% from the prior year, while operating income was ¥241 million ($2,264 thousand), up 280.7% from the prior year.

Operating Performance Highlights by Geographic Segments

A region-by-region breakdown of financial results is provided below.

Japan

LTPS and a-TFT net sales increased, while inkjet printer, TFD, CSTN and page printer net sales declined. Total Japan net sales were ¥269,023 million ($2,527,936 thousand), down 6.7% from the prior year, while operating income was ¥9,794 million ($92,031 thousand), down 10.4% from the prior year.

The Americas

3LCD projector and terminal module net sales grew, while inkjet printer, page printer and SIDM printer net sales declined. Total net sales in the Americas were ¥67,736 million ($636,496 thousand), down 3.5% from the prior year, while operating income was ¥4,058 million ($38,131 thousand), up 28.0% year over year.

Europe

3LCD projector, a-TFT and inkjet printer net sales increased, while page printer and terminal module net sales declined. Total European net sales were ¥65,755 million ($617,881 thousand), down 3.0% from the prior year, while operating income was ¥2,869 million ($26,959 thousand), up 581.7% year over year.

Asia / Oceania

LTPS and a-TFT net sales increased, while TFD and CSTN net sales declined. Total net sales in this region were ¥170,351 million ($1,600,742 thousand), down 8.2% from the prior year, while operating income was ¥5,629 million ($52,894 thousand), up 1.5% year over year.

Liquidity and Financial Position

Cash Flow Performance

Cash flows from operating activities during the first quarter included income before income taxes and minority interests of ¥15,718 million ($147,697 thousand). For adjustments to reconcile income before income taxes and minority interests to net cash provided by operating activities, depreciation and amortization, principally in the electronic devices segment and information-related equipment segment, was ¥18,319 million ($172,138 thousand). As for changes to assets and liabilities, notes and trade accounts receivable-trade increased by ¥7,288 million ($68,483 thousand), while inventories increased by ¥6,938 million ($65,194 thousand). Notes and accounts payable-trade increased by ¥8,595 million ($80,764 thousand). Income taxes paid were ¥3,875 million ($36,412 thousand). As a result, cash flows from operating activities came to ¥6,592 million ($61,943 thousand).

Cash flows from investing activities included total expenditures of ¥17,209 million ($161,708 thousand) due to capital expenditures principally in the electronic devices segment and information-related equipment

segment and payments for amounts that came due during this period for tangible and intangible fixed assets acquired at the end of the previous period. As a result, cash outflows from investing activities were ¥17,800 million ($167,261 thousand).
Cash outflows from financing activities were ¥14,135 million ($132,822 thousand). Cash flows from financing activities were derived by repayment of debt and payment of cash dividends.

As a result, cash and cash equivalents for the first quarter was ¥298,008 million ($2,800,300 thousand).

Financial Condition

Total assets were 1,158,346 million ($10,884,664 thousand), an increase of ¥19,181 million ($180,238 thousand) compared to the last fiscal year end. This increase is attributed primarily to an increase of ¥8,365 million ($78,603 thousand) in inventories, notes and accounts receivable-trade and other current assets.

Total liabilities were ¥660,807 million ($6,209,424 thousand), ¥6,911 million ($64,940 thousand) decrease compared to the last fiscal year end. Current liabilities decreased by ¥11,275 million ($105,948 thousand), while noncurrent liabilities increased by ¥4,363 million ($40,997 thousand). The decrease in current liabilities was mainly due to a reduction in provision for bonuses. The increase in noncurrent liabilities is due to the increase of lease obligations.

Quantitative information regarding the consolidated financial outlook

Despite downward trends apparent in certain products, net sales for the first half are forecast to surpass the initial outlook due to a strong performance in the information-related equipment segment and the effects of the weakened yen.
Operating income is forecast to significantly exceed the initial outlook as a result of factors such as the increase in net sales, cost reductions brought about by efficient allocation of expenses, and the effects of the weakened yen.
Ordinary income and every subsequent income category are forecast to significantly surpass the initial outlook due to increased operating income.

Looking forward, however, Epson is beginning to see the effects of decelerating economies in the United States and other countries on markets for its products. Epson believes that this and the rising cost of raw materials, driven by increases in crude oil prices, have the potential to exert a larger impact on its business results for the full year.

Due to the foregoing factors, Epson has decided to revise its initial first-half and full year outlooks for net sales, operating income, ordinary income and net income.

These figures are calculated on the basis of full year exchange rates of US$1 = 101 yen and 1 euro = 161 yen.

Consolidated Half-Year Results Outlook

	REF: FY2007 First-Half Result	Current Outlook	Change
Net sales	656.2 billion	620.0 billion	-36.2 billion (-5.5%)
Operating income	22.2 billion	30.0 billion	+7.7 billion (+34.7%)
Ordinary income	25.8 billion	30.0 billion	+4.1 billion (+16.1%)
Half-year net income	3.2 billion	13.0 billion	+9.7 billion (+299.1%)
Foreign exchange rate	$1USD = ¥119 1 euro = ¥162	$1USD = ¥102 1 euro = ¥162	

Consolidated Full-Year Results Outlook

	REF: FY2007 Full-Year Result	Current Outlook	Change
Net sales	1,347.8 billion	1,300.0 billion	-47.8 billion (-3.5%)
Operating income	57.5 billion	68.0 billion	+10.4 billion (+18.1%)
Ordinary income	63.2 billion	70.0 billion	+6.7 billion (+10.6%)
Full-year net income	19.0 billion	35.0 billion	+15.9 billion (+83.3%)
Foreign exchange rate	$1USD = ¥114 1 euro = ¥162	$1USD = ¥101 1 euro = ¥161	

Cautionary Statement

This report includes forward-looking statements that are based on management's view from the information available at the time of the announcement. These statements are subject to various risks and uncertainties. Actual results may be materially different from those discussed in the forward-looking statements. The factors that may affect Epson include, but are not limited to, general economic conditions, the ability of Epson to continue to timely introduce new products and services in markets, consumption trend, competition, technology trend, exchange rate fluctuations.

Consolidated Balance Sheets

	Millions of yen		Thousands of U.S. dollars
	June 30, 2008	March 31, 2008	June 30, 2008
Assets			
Current assets:			
Cash and deposits	¥168,416	¥171,970	$1,582,559
Notes and accounts receivable-trade	196,984	187,775	1,851,005
Short-term investment securities	122,009	137,079	1,146,485
Finished goods	100,302	86,344	942,510
Raw materials	19,215	17,780	180,558
Work in process	48,709	49,618	457,705
Other	93,226	89,708	876,019
Allowance for doubtful accounts	(3,253)	(3,032)	(30,567)
Total current assets	745,610	737,245	7,006,295
Noncurrent assets:			
Property, plant and equipment			
Buildings and structures	441,620	435,868	4,149,783
Machinery, equipment and vehicles	575,223	536,915	5,405,215
Tools, furniture and fixtures	198,830	196,487	1,868,351
Other	70,031	67,184	658,062
Accumulated depreciation	(935,854)	(893,193)	(8,793,967)
Total property, plant and equipment	349,851	343,261	3,287,455
Intangible assets	20,906	20,660	196,448
Investments and other assets:			
Investment securities	24,431	20,419	229,571
Other	17,727	17,756	166,575
Allowance for doubtful accounts	(181)	(178)	(1,700)
Total investments and other assets	41,977	37,997	394,446
Total noncurrent assets	412,735	401,919	3,878,359
Total assets	¥1,158,346	¥1,139,165	$10,884,664

The accompanying notes are an integral part of these financial statements.

	Millions of yen		Thousands of U.S. dollars
	June 30, 2008	March 31, 2008	June 30, 2008
Liabilities			
Current liabilities:			
Notes and accounts payable-trade	¥106,746	¥100,453	$1,003,063
Short-term loans payable	26,213	25,283	246,316
Current portion of long-term loans payable	63,849	73,047	599,971
Income taxes payable	10,282	10,086	96,617
Provision for bonuses	10,211	20,285	95,950
Provision for product warranties	11,271	11,240	105,910
Other	145,272	144,726	1,365,081
Total current liabilities	373,848	385,123	3,512,948
Noncurrent liabilities:			
Bonds payable	100,000	100,000	939,672
Long-term loans payable	143,090	143,871	1,344,578
Provision for retirement benefits	13,761	14,532	129,308
Accrued recycle costs	964	948	9,058
Provision for product warranties	716	830	6,728
Provision for loss on litigation	3,342	2,955	31,403
Negative goodwill	2,542	2,877	23,886
Other	22,540	16,580	211,802
Total noncurrent liabilities	286,958	282,595	2,696,466
Total liabilities	¥660,807	¥667,718	$6,209,424
Net assets			
Shareholders' equity:			
Capital stock			
Authorized - 607,458,368 shares			
Issued - 196,364,592 shares	¥53,204	¥53,204	$499,943
Capital surplus	79,500	79,500	747,040
Retained earnings	333,877	326,719	3,137,352
Treasury stock			
June 30, 2008 - 2,391 shares			
March 31, 2008 - 2,251 shares	(7)	(7)	(65)
Total shareholders' equity	466,575	459,417	4,384,279
Valuation and translation adjustments:			
Valuation difference on available-for-sale securities	6,102	3,859	57,338
Deferred gains or losses on hedges	(1,021)	156	(9,594)
Foreign currency translation adjustment	1,466	(16,227)	13,775
Total valuation and translation adjustments	6,548	(12,211)	61,529
Minority interests	24,415	24,240	229,421
Total net assets	497,539	471,446	4,675,239
Total liabilities and net assets	¥1,158,346	¥1,139,165	$10,884,664

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Income

Three months ended June 30:

	Millions of yen			Thousands of U.S. dollars
	Three months ended June 30,		Year ended March 31, 2008	Three months ended June 30, 2008
	2007	2008		
Net sales	¥318,591	¥304,277	¥1,347,841	$2,859,208
Cost of sales	236,755	212,563	979,391	1,997,397
Gross profit	81,836	91,713	368,449	861,802
Selling, general and administrative expenses	70,171	69,339	310,871	651,559
Operating income	11,665	22,374	57,577	210,242
Non-operating income:				
Interest income	1,606	1,363	6,498	12,807
Dividends income	587	-	4,338	-
Others	1,192	1,820	6,132	17,102
Total non-operating income	3,386	3,183	16,968	29,909
Non-operating expenses:				
Interest expenses	1,581	1,438	6,406	13,512
Foreign exchange losses	218	1,928	2,667	18,116
Others	270	212	2,208	1,992
Total non-operating expenses	2,069	3,580	11,282	33,640
Ordinary income	12,981	21,977	63,263	206,511
Extraordinary income:				
Reversal of provision for loss on litigation	-	269	2,392	2,527
Amortization of net retirement benefit obligation at transition	368	-	-	-
Others	176	170	3,668	1,597
Total extraordinary income	544	439	6,061	4,125
Extraordinary loss:				
Loss on retirement of noncurrent assets	370	-	1,972	-
Impairment loss	421	-	10,783	-
Loss on valuation of inventories	-	4,569	-	42,933
Others	428	2,129	4,523	20,005
Total extraordinary losses	1,220	6,698	17,279	62,939
Income before income taxes and minority interests	12,306	15,718	52,045	147,697
Income taxes-current	10,696	5,254	14,341	49,370
Income taxes-deferred	-	-	15,881	-
Minority interests in income	322	163	2,728	1,531
Net income	¥1,287	¥10,300	¥19,093	$96,786

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows

Three months ended June 30:

	Millions of yen		Thousands of U.S. dollars
	Three months ended June 30		Three months ended June 30, 2008
	2007	2008	
Consolidated quarterly statements of cash flows			
Net cash provided by (used in) operating activities			
Income before income taxes and minority interests	¥12,306	¥15,718	$147,697
Depreciation and amortization	18,971	18,319	172,138
Equity in (earnings) losses of affiliates	(14)	(21)	(197)
Amortization of goodwill	(311)	(300)	(2,819)
Increase (decrease) in allowance for doubtful accounts	(49)	36	338
Increase (decrease) in provision for bonuses	(6,902)	(10,230)	(96,128)
Increase (decrease) in provision for product warranties	(812)	(496)	(4,660)
Increase (decrease) in provision for retirement benefits	(4,894)	(921)	(8,654)
Interest and dividends income	(2,193)	(1,621)	(15,232)
Interest expenses	1,581	1,438	13,512
Foreign exchange losses (gains)	(228)	(547)	(5,140)
Loss (gain) on sales of noncurrent assets	(50)	(116)	(1,090)
Loss on retirement of noncurrent assets	487	511	4,801
Loss (gain) on sales of investment securities	(99)	(1)	(9)
Decrease (increase) in notes and accounts receivable-trade	(8,107)	(7,288)	(68,483)
Decrease (increase) in inventories	(5,538)	(6,938)	(65,194)
Increase (decrease) in accrued consumption taxes	989	1,868	17,553
Increase (decrease) in notes and accounts payable-trade	7,996	8,595	80,764
Other, net	(10,154)	(7,791)	(73,209)
Subtotal	2,973	10,215	95,987
Interest and dividends income received	2,198	1,591	14,950
Interest expenses paid	(1,307)	(1,339)	(12,582)
Income taxes paid	(2,603)	(3,875)	(36,412)
Net cash provided by (used in) operating activities	1,261	6,592	61,943
Net cash provided by (used in) investment activities			
Decrease (increase) in time deposits	546	(259)	(2,433)
Purchase of investment securities	(365)	(454)	(4,266)
Proceeds from sales of investment securities	342	7	65
Proceeds from redemption of investment securities	5,000	-	-
Purchase of property, plant and equipment	(16,981)	(15,456)	(145,235)
Proceeds from sales of property, plant and equipment	353	187	1,757
Purchase of intangible assets	(1,411)	(1,753)	(16,472)
Proceeds from sales of intangible assets	0	9	84
Purchase of long-term prepaid expenses	(111)	(102)	(958)
Other, net	864	20	187
Net cash provided by (used in) investment activities	(11,763)	(17,800)	(167,261)
Net cash provided by (used in) financing activities			
Net increase (decrease) in short-term loans payable	(2,721)	1,494	14,038
Proceeds from long-term loans payable	1,000	-	-
Repayment of long-term loans payable	(12,680)	(9,979)	(93,769)
Proceeds from issuance of bonds	20,000	-	-
Repayments of lease obligations	-	(2,110)	(19,827)
Purchase of treasury stock	(0)	(0)	(0)
Cash dividends paid	(3,141)	(3,141)	(29,515)
Cash dividends paid to minority shareholders	(377)	(398)	(3,739)
Other, net	(129)	-	-
Net cash provided by (used in) financing activities	1,948	(14,135)	(132,822)
Effect of exchange rate change on cash and cash equivalents	4,596	6,937	65,185
Net increase (decrease) in cash and cash equivalents	(3,957)	(18,405)	(172,946)
Cash and cash equivalents at beginning of period	334,873	316,414	2,973,256
Cash and cash equivalents at end of period	¥330,915	¥298,008	$2,800,300

The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements

With the exception of the sections listed below, the "Basis of presenting consolidated financial statements" and "Summary of significant accounting policies" have been omitted as there were no significant changes to the versions printed in the Seiko Epson Annual Report 2008.

Moreover, some notes such as "Investments in debt and equity securities" and "Derivative instruments" have not been disclosed herein since they are insignificant to the consolidated results.

1. Basis of presenting consolidated financial statements

The amounts in the accompanying consolidated financial statements and the notes thereto for the periods starting from April 1, 2007 are rounded down.

2. Number of group companies

As of June 30, 2008, the Company had 98 consolidated subsidiaries. It has applied the equity method in respect to two unconsolidated subsidiaries and four affiliates.

3. Changes in significant accounting policies

(1) Change in the Accounting Standard for the Measurement of Inventories

Effective April 1, 2008, Epson adopted the Accounting Standards Board of Japan (ASBJ) Statement No.9, "Accounting Standard for Measurement of Inventories, released on July 5, 2006. In conjunction with the adoption of this accounting standard, Epson modified the measurement method for valuing inventories.

As a result, Operating income and Ordinary income for the three months ended June 30, 2008 increased by ¥1,474 million ($13,850 thousand) and ¥1,474 million ($13,850 thousand), respectively, and Income before income taxes and minority interests for the three months ended June 30, 2008 decreased by ¥3,095 million ($29,082 thousand) from the corresponding amounts which would have been reported if the previous method had been applied consistently.

The influence on segment information by the adoption of this standard is noted in the relevant sections.

(2) Change in the Accounting Standard for Lease Transactions

Effective April 1, 2008, the Company and its domestic subsidiaries adopted ASBJ Statement No.13, "Accounting Standard for Lease Transactions" and its Guidance No.16, "Guidance on Accounting Standard for Lease Transactions", as revised on March 30, 2007.

Prior to April 1, 2008, capital leases, other than those under which ownership of the assets would be transferred to the lessee at the end of the lease term, were accounted for as operating leases. Under these accounting standards, these leases are accounted for as capital leases and depreciated/amortized in accordance with the straight-line method over the periods of the leases, assuming no residual value.

As a result, Operating income and Ordinary income for the three months ended June 30, 2008 increased by ¥299 million ($2,809 thousand) and ¥167 million ($1,569 thousand), respectively, and Income before income taxes and minority interests for the three months ended June 30, 2008 decreased by ¥478 million ($4,491 thousand) from the corresponding amounts which would have been reported if the previous method had been applied consistently.

The influence on segment information by the adoption of these standards is noted in the relevant sections.

(3) Completed-Contract Method, Percentage-of-Completion Method

Effective April 1, 2008, the Company and its domestic subsidiaries adopted ASBJ Statement No.15, "Accounting Standard for Construction Contracts" and its Guidance No.18, "Guidance on Accounting Standard for Construction Contracts", issued on December 27, 2007.

Prior to April 1, 2008, the Company and its domestic subsidiaries applied the completed-contract method for recognizing revenues and costs of long-term construction contracts. Under ASBJ Statement No.15 and its Guidance No.18, the percentage-of-completion method shall be applied if the outcome of the construction activity is deemed certain during the course of the activity during the quarterly period, otherwise the completed-contract method shall be applied. The percentage of completion at the end of each quarterly period shall be estimated based on the percentage of the cost incurred to the estimated total cost.

The adoption of these standards did not have a material effect on Epson's results of operations and financial position for the three months ended June 30, 2008. The contract revenue and related costs that were computed based on the percentage of completion of construction activities as of April 1, 2008 were recorded in Extraordinary income as a result of offsetting contract revenue of ¥157 million ($1,475 thousand) against related costs of ¥113 million ($1,061 thousand).

4. Credit agreements

As at June 30, 2008, the Company had line-of-credit agreements with twenty-eight financial institutions for an aggregate maximum amount of ¥80,000 million ($751,738 thousand). As at June 30, 2008, there were unused lines of credit of ¥50,000 million ($469,836 thousand) outstanding and available.

5. Goodwill

Epson had goodwill and negative goodwill as at June 30, 2008 and as at March 31, 2008. Goodwill and negative goodwill are amortized on a straight-line basis in accordance with Japanese accounting standards. Negative goodwill was recorded in long-term liabilities after being offset against goodwill. The amounts of goodwill and negative goodwill before offsetting as at June 30, 2008 and as at March 31, 2008 were as follows:

	Millions of yen		Thousands of U.S. dollars
	June 30, 2008	March 31, 2008	June 30, 2008
Goodwill	¥427	¥423	$4,012
Negative goodwill	2,970	3,300	27,908

6. Cash dividends

The amount of year-end cash dividends per share, which the Company paid to the shareholders of record at last fiscal year-end during the three months ended June 30, 2008, was as follows:

Cash dividends per share	Yen	U.S. dollars
Year-end	¥16.00	$0.15

The effective date of the distribution for year-end, which were paid during the three months ended June 30, 2008, was June 26, 2008.

7. Net income per share

Calculation of net income per share for the three months ended June 30, 2008 was as follows:

	Millions of yen	Thousands of U.S. dollars
	Three months ended June 30, 2008	
Net income attributable to common shares	¥10,300	$96,786

	Thousands of shares
Weighted-average number of common shares outstanding	196,362

	Yen	U.S. dollars
Net income per share	¥52.46	$0.49

Epson had no dilutive potential common shares, such as convertible debt or warrants, outstanding during the three months ended June 30, 2008.

8. Selling, general and administrative expenses

The significant components of selling, general and administrative expenses for the three months ended June 30, 2008 were as follows:

	Millions of yen	Thousands of U.S. dollars
	Three months ended June 30, 2008	
Salaries and wages	¥19,223	$180,633
Research and development costs	10,161	$95,480

9. Cash flow information

Cash and cash equivalents at June 30, 2008 comprised the following:

	Millions of yen	Thousands of U.S. dollars
	June 30, 2008	
Cash and deposits	¥168,416	$1,582,559
Short-term investments	122,009	1,146,485
Short-term loans receivables	10,000	93,967
Subtotal	300,425	2,823,012
Less:		
Short-term borrowings (overdrafts)	(617)	(5,797)
Time deposits due over three months	(1,783)	(16,754)
Short-term investments due over three months	(15)	(140)
Cash and cash equivalents	¥298,008	$2,800,300

The Company obtained marketable securities, the fair value of which was ¥10,004 million ($94,004 thousand) and ¥9,606 million at June 30, 2008 and at March 31, 2008, respectively, as deposit for the short-term loans receivables above.

10. Contingent liabilities

Contingent liabilities for guarantee of employees' housing loans from banks at June 30, 2008 and at March 31, 2008 were ¥1,984 million ($18,643 thousand) and ¥2,038 million, respectively. Furthermore, the amount of discounted notes at June 30, 2008 was ¥15 million ($140 thousand).

11. Segment information

(1) Business segment information

Epson engages primarily in the development, manufacture and sale of computer printers, liquid crystal displays ("LCDs"), semiconductor products and other products.

Epson operates manufacturing facilities in Japan, Asia, the Americas and Europe, and markets its products internationally through a global network of local sales subsidiaries.

Epson engages principally in the following three business segments categorized based on the nature of products, markets and marketing methods.

Information-related equipment segment mainly includes color inkjet printers, page printers, dot matrix printers, large format inkjet printers and related supplies, color image scanners, mini-printers, printers for use in POS systems, 3LCD projectors, LCD monitors, label writers and personal computers.

Electronic devices segment mainly includes small- and medium-sized LCDs, HTPS-TFT panels for 3LCD projectors, crystal units, crystal oscillators, optical devices and CMOS LSI.

Precision products segment mainly includes watches, watch movements, plastic corrective lenses, precision industrial robots, IC handlers and industrial inkjet equipment.

Operations not categorized in any of the above segments, such as services offered within Epson and new businesses still in the start-up phase, are categorized within "Other".

The table below summarizes the business segment information of Epson for the three months ended June 30, 2007 and 2008:

Three months ended June 30:

	Millions of yen						
	Three months ended June 30, 2007						
	Information-related equipment	Electronic devices	Precision products	Other	Total	Eliminations and corporate	Consolidated
Net sales:							
Customers	¥209,437	¥89,181	¥18,997	¥976	¥318,591	-	¥318,591
Inter-segment	623	8,573	173	5,932	15,302	¥ (15,302)	-
Total	210,060	97,754	19,170	6,908	333,894	(15,302)	318,591
Operating income (loss)	¥19,278	¥ (5,297)	¥63	¥ (2,597)	¥11,447	¥218	¥11,665

	Millions of yen						
	Three months ended June 30, 2008						
	Information-related equipment	Electronic devices	Precision products	Other	Total	Eliminations and corporate	Consolidated
Net sales:							
Customers	¥204,430	¥78,991	¥19,966	¥888	¥304,277	-	¥304,277
Inter-segment	640	8,720	317	8,393	18,072	¥ (18,072)	-
Total	205,071	87,712	20,284	9,282	322,349	(18,072)	304,277
Operating income (loss)	¥21,649	¥2,506	¥241	¥ (2,292)	¥22,105	¥268	¥22,374

	Thousands of U.S. dollars						
	Three months ended June 30, 2008						
	Information-related equipment	Electronic devices	Precision products	Other	Total	Eliminations and corporate	Consolidated
Net sales:							
Customers	$1,920,973	$742,257	$187,615	$8,344	$2,859,208	-	$2,859,208
Inter-segment	6,013	81,939	2,978	78,866	169,817	$ (169,817)	-
Total	1,926,996	824,205	190,603	87,220	3,029,026	(169,817)	2,859,208
Operating income (loss)	$203,429	$23,548	$2,264	$ (21,537)	$207,714	$2,518	$210,242

Change in the Accounting Standard for the Measurement of Inventories

As described in Note 3 (1), effective April 1, 2008, Epson adopted ASBJ Statement No.9, "Accounting Standard for Measurement of Inventories", issued on July 5, 2006.

As a result, for the three months ended June 30, 2008, Operating income from information-related equipment segment, electronic devices segment, precision products segment and other decreased by ¥518 million ($4,867 thousand), ¥745 million ($7,000 thousand), ¥204 million ($1,916 thousand) and ¥5 million ($46 thousand), respectively from the corresponding amounts which would have been reported if the previous method had been applied consistently.

Change in the Accounting Standard for Lease Transactions

As described in Note 3 (2), effective April 1, 2008, the Company and its domestic subsidiaries adopted ASBJ Statement No.13, "Accounting Standard for Lease Transactions", and ASBJ Guidance No.16, "Guidance on Accounting Standard for Lease Transactions", as amended on March 30, 2007.

As a result, for the three months ended June 30, 2008, Operating income from information-related equipment segment, electronic devices segment, precision products segment and other increased by ¥25 million ($234 thousand), ¥271 million ($2,546 thousand), ¥0 million ($0 thousand) and ¥2 million ($18 thousand), respectively from the corresponding amounts which would have been reported if the previous method had been applied consistently.

(2) Geographic segment information

Net sales are attributed to geographic segments based on the country location of the Company or the subsidiary that transacted the sale with the external customer. Principal countries and jurisdictions in each geographic segment are as follows:

"The Americas" mainly includes the United States, Canada, Brazil, Chile, Argentina, Costa Rica, Colombia, Venezuela, Mexico and Peru.

"Europe" mainly includes the United Kingdom, the Netherlands, Germany, France, Italy, Spain, Portugal and Russia.

"Asia/Oceania" mainly includes China (including Hong Kong), Singapore, Malaysia, Taiwan, Thailand, the Philippines, Australia, New Zealand, Indonesia, Korea and India.

The table below summarizes the geographic segment information of Epson for the three months ended June 30, 2007 and 2008:

Three months ended June 30:

	Millions of yen						
	Three months ended June 30, 2007						
	Japan	The Americas	Europe	Asia/Oceania	Total	Eliminations and corporate	Consolidated
Net sales:							
Customers	¥138,116	¥59,962	¥66,121	¥54,390	¥318,591	-	¥318,591
Inter-segment	150,302	10,216	1,679	131,104	293,302	¥ (293,302)	-
Total	288,419	70,179	67,801	185,494	611,894	(293,302)	318,591
Operating income (loss)	¥10,933	¥3,171	¥420	¥5,548	¥20,074	¥ (8,409)	¥11,665

	Millions of yen						
	Three months ended June 30, 2008						
	Japan	The Americas	Europe	Asia/Oceania	Total	Eliminations and corporate	Consolidated
Net sales:							
Customers	¥132,695	¥60,363	¥64,449	¥46,768	¥304,277	-	¥304,277
Inter-segment	136,328	7,372	1,306	123,582	268,589	¥ (268,589)	-
Total	269,023	67,736	65,755	170,351	572,867	(268,589)	304,277
Operating income	¥9,794	¥4,058	¥2,869	¥5,629	¥22,352	¥21	¥22,374

	Thousands of U.S. dollars						
	Three months ended June 30, 2008						
	Japan	The Americas	Europe	Asia/Oceania	Total	Eliminations and corporate	Consolidated
Net sales:							
Customers	$1,246,899	$567,214	$605,609	$439,466	$2,859,208	-	$2,859,208
Inter-segment	1,281,037	69,272	12,272	1,161,266	2,523,858	$ (2,523,858)	-
Total	2,527,936	636,496	617,881	1,600,742	5,383,076	(2,523,858)	2,859,208
Operating income	$92,031	$38,131	$26,959	$52,894	$210,035	$197	$210,242

Change in the Accounting Standard for the Measurement of Inventories

As described in Note 3 (1), effective April 1, 2008, Epson adopted ASBJ Statement No.9, "Accounting Standard for Measurement of Inventories", issued on July 5, 2006.

As a result, for the three months ended June 30, 2008, Operating income from both Japan and the Eliminations and corporate decreased by ¥800 million ($7,517 thousand) and ¥673 million ($6,323 thousand), respectively from the corresponding amounts which would have been reported if the previous method had been applied consistently.

Change in the Accounting Standard for Lease Transactions

As described in Note 3 (2), effective April 1, 2008, the Company and its domestic subsidiaries adopted ASBJ Statement No.13, "Accounting Standard for Lease Transactions", and ASBJ Guidance No.16, "Guidance on Accounting Standard for Lease Transactions", as amended on March 30, 2007.

As a result, for the three months ended June 30, 2008, Operating income from Japan increased by ¥299 million ($2,809 thousand) from the corresponding amount which would have been reported if the previous method had been applied consistently.

(3) Sales to overseas customers

The table below shows sales to overseas customers by geographic region, and as a percentage of consolidated net sales, for the three months ended June 30, 2007 and 2008:

Three months ended June 30:

	Millions of yen Three months ended June 30, 2007			
	The Americas	Europe	Asia/Oceania	Total
Overseas sales	¥65,872	¥80,362	¥75,781	¥222,016
Consolidated net sales				¥318,591
Percentage of overseas sales to consolidated net sales (%)	20.7	25.2	23.8	69.7

	Millions of yen Three months ended June 30, 2008			
	The Americas	Europe	Asia/Oceania	Total
Overseas sales	¥65,272	¥73,431	¥69,787	¥208,490
Consolidated net sales				¥304,277
Percentage of overseas sales to consolidated net sales (%)	21.5%	24.1%	22.9%	68.5%

	Thousands of U.S. dollars Three months ended June 30, 2008			
	The Americas	Europe	Asia/Oceania	Total
Overseas sales	$613,343	$690,011	$655,769	$1,959,124
Consolidated net sales				$2,859,208
Percentage of overseas sales to consolidated net sales (%)	21.5%	24.1%	22.9%	68.5%

File No. 82-34746

item 3

July 30, 2008

Supplementary Information
Consolidated First Quarter ended June 30, 2008

Supplementary Information

Consolidated First Quarter ended June 30, 2008

Cautionary Statement

This report includes forward-looking statements that are based on management's view from the information available at the time of the announcement. These statements are subject to various risks and uncertainties. Actual results may be materially different from those discussed in the forward-looking statements. The factors that may affect Epson include, but are not limited to, general economic conditions, the ability of Epson to continue to timely introduce new products and services in markets, consumption trend, competition, technology trend, exchange rate fluctuations.

1. Sales by division

(Unit: billion yen)

	Three months ended June 30, 2007	Three months ended June 30, 2008	Increase %	Forecast for the year ended March 31, 2009	Increase compared to year ended March 31, 2008 %
Information-related equipment	210.0	205.0	(2.4%)	885.0	(2.0%)
Printer	176.3	169.4	(3.9%)	737.0	(3.2%)
Visual instruments	26.2	28.6	8.8%	118.0	6.0%
Other	7.5	7.2	(3.4%)	31.0	0.2%
Intra-segment sales	(0.1)	(0.2)	-%	(1.0)	-%
Electronic devices	97.7	87.7	(10.3%)	361.0	(8.7%)
Display	56.4	47.2	(16.2%)	183.0	(18.3%)
Quartz device	23.2	21.7	(6.3%)	106.0	5.2%
Semiconductor	20.5	20.4	(0.6%)	77.0	(3.4%)
Other	1.6	0.7	(50.6%)	5.0	48.1%
Intra-segment sales	(4.0)	(2.5)	-%	(10.0)	-%
Precision products	19.1	20.2	5.8%	89.0	6.0%
Other	6.9	9.2	34.4%	33.0	13.3%
Inter-segment sales	(15.3)	(18.0)	-%	(68.0)	-%
Consolidated sales	318.5	304.2	(4.5%)	1,300.0	(3.5%)

2. Business segment information

(Unit: billion yen)

	Three months ended June 30, 2007	Three months ended June 30, 2008	Increase %	Forecast for the year ended March 31, 2009	Increase compared to year ended March 31, 2008 %
Information-related equipment					
Net sales:					
Customers	209.4	204.4	(2.4%)	883.0	(1.9%)
Inter-segment	0.6	0.6	2.7%	2.0	(20.9%)
Total	210.0	205.0	(2.4%)	885.0	(2.0%)
Operating expenses	190.7	183.4	(3.9%)	801.0	(2.3%)
Operating income	19.2	21.6	12.3%	84.0	0.9%
Electronic devices					
Net sales:					
Customers	89.1	78.9	(11.4%)	327.0	(9.2%)
Inter-segment	8.5	8.7	1.7%	34.0	(3.2%)
Total	97.7	87.7	(10.3%)	361.0	(8.7%)
Operating expenses	103.0	85.2	(17.3%)	368.0	(10.8%)
Operating income (loss)	(5.2)	2.5	-%	(7.0)	-%
Precision products					
Net sales:					
Customers	18.9	19.9	5.1%	87.0	4.9%
Inter-segment	0.1	0.3	83.3%	2.0	95.1%
Total	19.1	20.2	5.8%	89.0	6.0%
Operating expenses	19.1	20.0	4.9%	86.0	5.9%
Operating income	0.0	0.2	280.7%	3.0	9.8%
Other					
Net sales:					
Customers	0.9	0.8	(9.0%)	3.0	(32.2%)
Inter-segment	5.9	8.3	41.5%	30.0	21.5%
Total	6.9	9.2	34.4%	33.0	13.3%
Operating expenses	9.5	11.5	21.8%	45.0	10.9%
Operating loss	(2.5)	(2.2)	-%	(12.0)	-%
Elimination and corporate					
Net sales	(15.3)	(18.0)	-%	(68.0)	-%
Operating expenses	(15.5)	(18.3)	-%	(68.0)	-%
Operating income	0.2	0.2	23.1%	0.0	-%
Consolidated					
Net sales	318.5	304.2	(4.5%)	1,300.0	(3.5%)
Operating expenses	306.9	281.9	(8.2%)	1,232.0	(4.5%)
Operating income	11.6	22.3	91.8%	68.0	18.1%

3. Capital expenditure / Depreciation and amortization

(Unit: billion yen)

	Three months ended June 30, 2007	Three months ended June 30, 2008	Increase %	Forecast for the year ended March 31, 2009	Increase compared to year ended March 31, 2008 %
Capital expenditure	15.1	14.1	(6.6%)	83.0	29.8%
Information-related equipment	6.2	7.9	27.2%	33.0	31.1%
Electronic devices	6.7	4.8	(29.1%)	32.0	20.6%
Precision products	0.7	0.6	(13.9%)	5.0	23.8%
Other	1.3	0.7	(45.4%)	13.0	58.2%
Depreciation and amortization	18.9	18.3	(3.4%)	86.0	8.6%

4. Research and development

(Unit: billion yen)

	Three months ended June 30, 2007	Three months ended June 30, 2008	Increase %	Forecast for the year ended March 31, 2009	Increase compared to year ended March 31, 2008 %
Research and Development	20.0	18.7	(6.7%)	89.0	7.4%
R&D / sales ratio	6.3%	6.2%		6.8%	

5. Management indices

(Unit: %)

	Three months ended June 30, 2007	Three months ended June 30, 2008	Increase Point	Forecast for the year ended March 31, 2009	Increase compared to year ended March 31, 2008 Point
Return on equity (ROE)	0.3%	2.2%	1.9	7.6%	3.4
Return on assets (ROA)	1.0%	1.9%	0.9	6.1%	0.9
Return on sales (ROS)	4.1%	7.2%	3.1	5.4%	0.7

Note 1. ROE=Net income / Beginning and ending balance average shareholders' equity

2. ROA=Ordinary income / Beginning and ending balance average total assets

3. ROS=Ordinary income / Net sales

6. Foreign exchange fluctuation effect on net sales

(Unit: billion yen)

	Three months ended June 30, 2007	Three months ended June 30, 2008	Increase
Foreign exchange effect	15.9	(14.5)	(30.5)
U.S. dollars	3.9	(11.2)	(15.2)
Euro	7.7	0.2	(7.4)
Other	4.3	(3.5)	(7.8)
Exchange rate			
Yen / U.S. dollars	120.78	104.55	
Yen / Euro	162.72	163.42	

Note: Foreign exchange effect=(Foreign currency sales for the period) x (Average rate for the period – Average rate for the same prior period)

7. Inventory

(Unit: billion yen)

	June 30, 2007	March 31, 2008	June 30, 2008	Increase compared to March 31, 2008
Inventory	190.3	161.3	175.8	14.4
Information-related equipment	109.2	91.0	102.2	11.1
Electronic devices	62.0	50.5	53.9	3.3
Precision products	17.3	17.4	17.7	0.2
Other / Corporate	1.6	2.2	1.9	(0.3)
				(Unit: days)
Turnover by days	54	44	53	9
Information-related equipment	47	37	45	8
Electronic devices	58	47	56	9
Precision products	82	76	80	4
Other / Corporate	22	28	19	(9)

Note: Turnover by days=Ending balance of inventory / Prior 3 months (Prior 12 months) sales per day

8. Employees

(Unit: person)

	June 30, 2007	March 31, 2008	June 30, 2008	Increase compared to March 31, 2008
Number of employees at period end	93,146	88,925	92,541	3,616
Domestic	26,444	25,735	26,125	390
Overseas	66,702	63,190	66,416	3,226

File No. 82-34746

item 4

July 30, 2008 First Quarter Financial Results Fiscal Year 2008 (Ending March 2009)

EPSON
EXCEED YOUR VISION

First Quarter Financial Results Fiscal Year 2008 (Ending March 2009)

July 30, 2008

SEIKO EPSON CORPORATION

EPSON
EXCEED YOUR VISION

Disclaimer regarding forward forward-looking statements

The foregoing statements regarding future results reflect the Company's expectations based on information available at the time of announcement. The information contains certain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Such risks and uncertainties include, but are not limited to, the competitive environment, market trends, general economic conditions, technological changes, exchange rate fluctuations and our ability to continue to timely introduce new products and services.

Numerical values presented herein

Numbers are rounded to the unit indicated.

Percentages are rounded off to one decimal place.

1) FY2008 1Q Financial Results

2) FY2008 Business Outlook

First Quarter Financial Highlights

▶Versus the year-ago period

EPSON
EXCEED YOUR VISION

(Billions of yen)	FY2007		FY2008		Change	
	1Q Actual	%	1Q Actual	%	Amount	% Change
Net sales	318.5	-	304.2	-	-14.3	-4.5%
Operating income	11.6	3.7%	22.3	7.4%	+10.7	+91.8%
Ordinary income	12.9	4.1%	21.9	7.2%	+8.9	+69.3%
Net income before income taxes	12.3	3.9%	15.7	5.2%	+3.4	+27.7%
Quarterly net income	1.2	0.4%	10.3	3.4%	+9.0	+700.0%
EPS	¥6.56		¥52.46			
Exchange rate USD	¥120.78		¥104.55			
Exchange rate EUR	¥162.72		¥163.42			

Quarterly Net Sales
▶By business segment

EPSON
EXCEED YOUR VISION



(Billions of yen)
318.5
337.6
381.0
310.5
304.2
450
400
350
300
250
200
150
100
50
0
-50
6.9
19.1
97.7
210.0
-15.3
6.5
24.7
104.4
218.1
-16.1
7.4
21.8
105.3
262.3
-15.9
8.2
18.1
87.5
212.4
-15.9
9.2
20.2
87.7
205.0
-18.0
2007/1Q
2007/2Q
2007/3Q
2007/4Q
2008/1Q
Other
Y/Y +2.3
Precision Products
Y/Y +1.1
Electronic Devices
Y/Y -10.0
Information Equipment
Y/Y -4.9
Eliminations

Quarterly Net Sales Comparison
▶Information-related equipment segment



(Billions of yen)
240
220
200
180
160
140
120
100
80
60
40
20
0
-20
210.0
205.0
7.5
26.2
176.3
7.2
28.6
169.4
2007/1Q
2008/1Q

PC, Other	
Y/Y	-0.2

Visual Instruments	
Y/Y	+2.3

- Front PRJ: Sustained strength, esp. in education

% sales	'07/1Q	'08/1Q
PRJ	92%	88%
Other	8%	12%

Printers	
Y/Y	-6.8

- IJP: Unit & consumables volume grew, ASPs fell
- PP: Focused on high-margin, high print-volume models
- BS: SIDM & coupon printers remained steady, retailer investment appetite fell

% sales	'07/1Q	'08/1Q
IJP	61%	62%
PP	14%	12%
BS	20%	21%
SCN, other	5%	5%

Eliminations

IJP	Inkjet printer
PP	Page printer
BS	Business systems
SIDM	Serial-impact dot matrix printer
SCN	Scanner
PRJ	Projector

EPSON
EXCEED YOUR VISION

Quarterly Net Sales Comparison

▶Electronic device segment


(Billions of yen)
97.7
87.7
120
100
80
60
40
20
0
-20
23.2
20.5
56.4
-2.4
21.7
20.4
47.2
-1.7
2007/1Q
2008/1Q

Quartz Devices	
Y/Y	-1.4

- Unit sales to mobile phone & digital camera markets increased, ASPs fell

Semiconductors	
Y/Y	-0.1

- LCD-Dr: Units down
- Silicon foundry, mixed-signal products: Units up

Displays	
Y/Y	-9.1

- C-STN/MD-TFD: Units and ASPs down
- a-TFT/LTPS: ASPs down, net sales up on higher unit shipments
- HTPS: Units up, net sales down on lower ASPs

% sales	'07/1Q	'08/1Q
C-STN	13%	4%
MD-TFD	19%	5%
a-TFT	43%	57%
LTPS	7%	14%
HTPS	18%	20%

Eliminations

C-STN	Color STN
MD-TFD	Mobile digital thin-film diode
a-TFT	Amorphous-silicon TFT
LTPS	Low-temperature polysilicon TFT
HTPS	High-temperature polysilicon TFT
LCD-Dr	LCD driver

EPSON EXCEED YOUR VISION

Quarterly Selling, General and Administrative Expenses



(Billions of yen)
70.1
76.0
82.0
82.6
69.3
100
80
60
40
20
0
(% sales)
22.0%
22.6%
21.5%
26.6%
22.7%
38.9
4.0
5.3
21.8
42.0
6.5
5.8
21.5
43.4
8.5
8.1
21.9
44.8
7.1
8.2
22.3
40.3
3.8
4.9
20.2
2007/1Q
2007/2Q
2007/3Q
2007/4Q
2008/1Q
Other
Y/Y +1.3
Advertising
Y/Y -0.1
Sales promotions
Y/Y -0.4
Salaries & wages
Y/Y -1.6

Quarterly Operating Income
▶By business segment


(Billions of yen)
-11.6
10.5
33.4
1.8
-22.3
45
35
25
15
5
-5
-15
19.2
0.0
-5.2
-2.5
15.4
2.0
-4.1
-2.7
36.4
0.8
-1.0
-2.9
12.0
-0.2
-6.6
-3.1
21.6
2.5
0.2
-2.2
2007/1Q
2007/2Q
2007/3Q
2007/4Q
2008/1Q
Information Equipment
Y/Y +2.3
Electronic Devices
Y/Y +7.8
Precision Products
Y/Y +0.1
Other
Y/Y +0.3

Operating Income Fluctuation Cause Analysis



(Billions of yen)
0
11.6
+0.3
Foreign exchange effects
+8.2
Changes in sales volume
Price fluctuations
-20.8
+23.4
Cost fluctuations
S.G.A. increase
-1.3
+0.9
Other
22.3
Operating income
2007/1Q
¥10.7 billion increase
Operating income
2008/1Q

Statistics of Balance Sheet Items

EPSON
EXCEED YOUR VISION

Total assets



2,000
1,000
0
(Billions of yen)
1,325.7
1,285.0
1,304.3
1,139.1
1,158.3
End of March 2006
End of March 2007
End of June 2007
End of March 2008
End of June 2008

Inventories



200
100
0
(Billions of yen)
192.0
178.6
190.3
161.3
175.8
End of March 2006
End of March 2007
End of June 2007
End of March 2008
End of June 2008

Statistics of Balance Sheet Items

EPSON
EXCEED YOUR VISION

Interest-bearing liabilities & ratio of interest-bearing liabilities



800
400
0
(Billions of yen)
32.4%
31.5%
31.5%
30.0%
29.7%
429.6
404.5
410.8
342.2
343.7
End of March 2006
End of March 2007
End of June 2007
End of March 2008
End of June 2008

Shareholders' equity & equity ratio



600
400
200
0
(Billions of yen)
35.8%
36.6%
37.1%
39.3%
40.8%
474.5
470.3
483.3
447.2
473.1
End of March 2006
End of March 2007
End of June 2007
End of March 2008
End of June 2008

1. Interest-bearing liabilities include lease obligations from FY 2008
2. Shareholder equity = total net assets - minority interests in subsidiaries

EPSON
EXCEED YOUR VISION

1) FY2008 1Q Financial Results

2) FY2008 Business Outlook

FY2008 Outlook Highlights

EPSON
EXCEED YOUR VISION

View of the external environment

Growing potential impact of external factors since initial outlook

- Soaring crude oil and raw materials prices
- Uncertainty and delays regarding an economic recovery, especially in North America

First quarter income exceeded the same period last year and the plan

Information Equipment Segment

- Inkjet printers → Continue to pursue the basic strategy

Maintain stable income and aim for mid- to long-range income growth

- Increase unit shipments year-over-year by launching competitive products that will lead to consumables sales
- Pursue cost reductions
- Strengthen initiatives to leverage Micro Piezo technology in the business and industrial sectors

Electronic Devices Segment

- Limited visibility on developments in the second half due to changes in the external environment and a slow economic recovery in North America
- Proceed in line with the strategies outlined at the start of the fiscal year for each business

FY2008: Forecast revision

April 30 outlook had assumed a 2H economic recovery, but now reviewed 1H-2H balance, segments and exchange rates

Financial Highlights (Full Year)

▶Year-over-year

EPSON
EXCEED YOUR VISION

(Billions of yen)	FY2007		FY2008				Change (amount, %)	
	Actual	%	4/30 Outlook	%	Current Outlook	%	Y/Y	Vs. 4/30 Outlook
Net sales	1,347.8	-	1,300.0	-	1,300.0	-	-47.8 -3.5%	- -
Operating income	57.5	4.3%	61.0	4.7%	68.0	5.2%	+10.4 +18.1%	+7.0 +11.5%
Ordinary income	63.2	4.7%	63.0	4.8%	70.0	5.4%	+6.7 +10.6%	+7.0 +11.1%
Net income before income taxes	52.0	3.9%	54.0	4.2%	60.0	4.6%	+7.9 +15.3%	+6.0 +11.1%
Net income	19.0	1.4%	31.0	2.4%	35.0	2.7%	+15.9 +83.3%	+4.0 +12.9%
EPS	¥97.24		¥157.87		¥178.24			
Exchange rate USD	¥114.28		¥95.00		¥101.00			
Exchange rate EUR	¥161.53		¥155.00		¥161.00			

FY2008 Business Outlook (Net Sales)

▶By business segment

(Billions of yen)

Net Sales



1,347.8
1,300.0
1,300.0
1,600
1,400
1,200
1,000
800
600
400
200
0
-200
83.9
88.0
89.0
395.1
370.0
361.0
902.9
874.0
885.0
-63.3
-66.0
-68.0
FY2007 Actual
FY2008 Previous Outlook
FY2008 Current Outlook

Other	
Y/Y	+3.8
Vs. previous	-1.0

Precision Products	
Y/Y	+5.0
Vs. previous	+1.0

Electronic Devices	
Y/Y	-34.1
Vs. previous	-9.0

Information Equipment	
Y/Y	-17.9
Vs. previous	+11.0

Eliminations

Half-Yearly Net Sales



609.0
620.0
691.0
680.0
800
700
600
500
400
300
200
100
0
-100
44.0
43.0
44.0
46.0
184.0
182.0
186.0
179.0
398.0
413.0
476.0
472.0
-34.0
-35.0
-32.0
-33.0
1H Previous Outlook
1H Current Outlook
2H Previous Outlook
2H Current Outlook

Net Sales Outlook by Business
▶Information-related equipment segment

(Billions of yen)

Net Sales



902.9
874.0
885.0
1,000
900
800
700
600
500
400
300
200
100
0
-100
30.9
111.3
761.2
34.0
113.0
728.0
31.0
118.0
737.0
FY2007 Actual
FY2008 Previous Outlook
FY2008 Current Outlook

PC, Other
Y/Y +0
Vs. previous -3.0

Visual Instruments
Y/Y +6.6
Vs. previous +5.0

Printers
Y/Y -24.2
Vs. previous +9.0

Eliminations

Half-Yearly Net Sales



398.0
413.0
476.0
472.0
500
450
400
350
300
250
200
150
100
50
0
-50
16.0
53.0
330.0
15.0
57.0
342.0
18.0
60.0
398.0
16.0
61.0
395.0
1H Previous Outlook
1H Current Outlook
2H Previous Outlook
2H Current Outlook

Net Sales Outlook by Business

▶Printer business

(Billions of yen)

Net Sales



761.2
728.0
737.0
800
700
600
500
400
300
200
100
0
5%
19%
13%
63%
5%
19%
12%
64%
5%
18%
12%
65%
FY2007 Actual
FY2008 Previous Outlook
FY2008 Current Outlook

Scanners, Other

Business Systems

- ➢ Sustained strength in China & SE Asia
- ➢ Concern over delayed economic recovery

Page Printers

- ➢ Focus on high print-volume regions & products

Inkjet Printers

- ➢ Expand unit shipments with an eye to future consumables sales
- ➢ Flexibly adapt to market trends

Half-Yearly Net Sales



330.0
342.0
398.0
395.0
450
400
350
300
250
200
150
100
50
0
-50
6%
21%
12%
61%
5%
20%
12%
63%
5%
18%
12%
65%
5%
17%
12%
66%
1H Previous Outlook
1H Current Outlook
2H Previous Outlook
2H Current Outlook

Net Sales Outlook by Business
▶Electronic devices segment

(Billions of yen)

Net Sales



395.1
370.0
361.0
450
400
350
300
250
200
150
100
50
0
-50
100.7
79.7
224.1
107.0
79.0
189.3
106.0
77.0
183.0
FY2007 Actual
FY2008 Previous Outlook
FY2008 Current Outlook

Quartz Devices	
Y/Y	+5.2
Vs. previous	-1.0

Semiconductors	
Y/Y	-2.7
Vs. previous	-2.0

Displays	
Y/Y	-41.1
Vs. previous	-6.0

Eliminations

Half-Yearly Net Sales



184.0
182.0
186.0
179.0
200
150
100
50
0
-50
50.0
38.0
99.0
-3.0
49.0
40.0
96.0
-3.0
57.0
41.0
90.0
-2.0
57.0
37.0
87.0
-2.0
1H Previous Outlook
1H Current Outlook
2H Previous Outlook
2H Current Outlook

Net Sales Outlook by Business
▶Display business

(Billions of yen)

Net Sales



224.1
189.0
183.0
250
200
150
100
50
0
19%
10%
47%
22%
12%
62%
2%
2%
22%
9%
65%
2%
2%
FY2007 Actual
FY2008 Previous Outlook
FY2008 Current Outlook

HTPS-TFT
- Projection market expansion

LTPS-TFT
a-TFT
- Concentrate resources
- Capture opportunities in mobile phones and new applications

MD-TFD
- Terminate in FY2008

C-STN
- Scale back C-STN
- Convert some lines to touch-panel production

Half-Yearly Net Sales



99.0
96.0
90.0
87.0
100
50
0
20%
13%
62%
3%
2%
21%
11%
61%
4%
3%
24%
10%
64%
1%
1%
23%
7%
69%
0%
1%
1H Previous Outlook
1H Current Outlook
2H Previous Outlook
2H Current Outlook

FY2008 Business Outlook (Operating Income)
▶By business segment

(Billions of yen)

Operating Income


57.5
61.0
68.0
100
80
60
40
20
0
-20
-40
0.1
2.7
83.2
-17.1
-11.4
0.0
3.0
80.0
-11.0
-11.0
0.0
3.0
84.0
-7.0
-12.0
FY2007 Actual
FY2008 Previous Outlook
FY2008 Current Outlook

Eliminations

Precision Products
Y/Y +0.2
Vs. previous +/- 0

Information Equipment
Y/Y +0.7
Vs. previous +4.0

Electronic devices
Y/Y +10.1
Vs. previous +4.0

Other
Y/Y -0.5
Vs. previous -1.0

Half-Yearly Operating Income


11.0
30.0
50.0
38.0
60
50
40
30
20
10
0
-10
-20
0.0
2.0
22.0
-7.0
-6.0
0.0
1.0
35.0
-5.0
58.0
-4.0
-5.0
0.0
2.0
49.0
-6.0
-7.0
1H Previous Outlook
1H Current Outlook
2H Previous Outlook
2H Current Outlook

Outlook for Capital Expenditures and Depreciation & Amortization Expenses


■ Capital expenditures
200
100
0
(Billions of yen)
151.2
112.5
73.1
63.9
83.0
FY2004
FY2005
FY2006
FY2007
FY2008 Outlook


Depreciation and amortization
200
100
0
104.2
109.3
89.6
79.2
86.0
FY2004
FY2005
FY2006
FY2007
FY2008 Outlook

Free Cash Flow Outlook

EPSON
EXCEED YOUR VISION


(Billions of yen)
200
100
0
-100
-200
162.4
63.0
-99.3
117.4
22.2
-95.2
160.2
83.8
-76.4
112.0
61.2
-50.7
136.5
45.0
-91.5
Cash flow from investment activities
Cash flow from operations activities
Free cash flow
FY2004
FY2005
FY2006
FY2007
FY2008 Outlook

Main Management Indicators



(%)
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
-2.0
-4.0
-6.0
ROA: Ordinary income/total assets (avg. balance)
ROS: Ordinary income/net sales
ROE: Net income/shareholders' equity (avg. balance)
12.6
6.8
5.8
2.1
1.8
-3.8
3.8
3.5
-1.5
5.2
4.7
4.2
7.6
6.1
5.4
FY2004
FY2005
FY2006
FY2007
FY2008
Outlook

EPSON

EXCEED YOUR VISION

item 5

June 30, 2008	Press Release "Announcement of Revised Financial Results Outlook"

News Release

Announcement of Revised Financial Results Outlook

- TOKYO, Japan, July 30, 2008 -

Seiko Epson Corporation ("Epson") today issued a revised financial results outlook for its full year ending March 2009 (April 1, 2008 to March 31, 2009). The revised outlook was made in the light of recent business result trends and amends the full year outlook announced on April 30, 2008.

1. Consolidated financial results outlook

Half year (April 1, 2008 to September 30, 2008)

(Units: billion yen, %)

	Net sales	Operating income	Ordinary income	Net income
Initial outlook (A)	609.0	11.0	13.0	0.0
Revised outlook (B)	620.0	30.0	30.0	13.0
Difference (B-A)	+11.0	+19.0	+17.0	+13.0
Change (%)	+1.8%	+172.7%	+130.8%	-
Reference: Previous half year (ending September 2007)	656.267	22.264	25.846	3.257

Full year (April 1, 2008 to March 31, 2009)

(Units: billion yen, %)

	Net sales	Operating income	Ordinary income	Net income
Initial outlook (A)	1,300.0	61.0	63.0	31.0
Revised outlook (B)	1,300.0	68.0	70.0	35.0
Difference (B-A)	-	+7.0	+7.0	+4.0
Change (%)	-	+11.5%	+11.1%	+12.9%
Reference: Previous year (ending March 2008)	1,347.841	57.577	63.263	19.093

Ref: Forecasted net income per share (full year) 178.24 yen

2. Reasons for revision

Despite downward trends apparent in certain products, net sales for the first half are forecast to surpass the initial outlook due to a strong performance in the information-related equipment segment and the effects of the weakened yen.

Operating income is forecast to significantly exceed the initial outlook as a result of factors such as the increase in net sales, cost reductions brought about by efficient allocation of expenses, and the effects of the weakened yen.

Ordinary income and every subsequent income category are forecast to significantly surpass the initial outlook due to increased operating income.

Looking forward, however, Epson is beginning to see the effects of decelerating economies in the United States and other countries on markets for its products. Epson believes that this and the rising cost of raw materials, driven by increases in crude oil prices, have the potential to exert a larger impact on its business results for the full year.

Due to the foregoing factors, Epson has decided to revise its initial first-half and full year outlooks for net sales, operating income, ordinary income and net income.

These figures are calculated on the basis of full year exchange rates of US$1 = 101 yen and 1 euro = 161 yen.

For the foregoing reasons, we are revising our previously announced forecast.

Reference

Information by segment

Half year (April 1, 2008 to September 30, 2008)

(Unit: billion yen)

Announcement of Revised Financial Results Outlook

Segment	Period	Initial outlook (A)	Revised outlook (B)	Difference (B-A)
Information-related equipment				
Net sales		398.0	413.0	+15.0
Operating income		22.0	35.0	+13.0
Electronic devices				
Net sales		184.0	182.0	-2.0
Operating income		-7.0	-1.0	+6.0
Precision products				
Net sales		44.0	43.0	-1.0
Operating income		2.0	1.0	-1.0
Other				
Net sales		17.0	17.0	0.0
Operating income		-6.0	-5.0	+1.0
Total				
Net sales		609.0	620.0	+11.0
Operating income		11.0	30.0	+19.0

Full year (April 1, 2008 to March 31, 2009)

(Unit: billion yen)

Segment	Period	Initial outlook (A)	Revised outlook (B)	Difference (B-A)
Information-related equipment				
Net sales		874.0	885.0	+11.0
Operating income		80.0	84.0	+4.0
Electronic devices				
Net sales		370.0	361.0	-9.0
Operating income		-11.0	-7.0	+4.0
Precision products				
Net sales		88.0	89.0	+1.0
Operating income		3.0	3.0	0.0
Other				
Net sales		34.0	33.0	-1.0
Operating income		-11.0	-12.0	-1.0
Total				
Net sales		1,300.0	1,300.0	0.0
Operating income		61.0	68.0	+7.0

Cautionary statement

This report includes forward-looking statements that are based on management's view from the information available at the time of the announcement. These statements involve risks and uncertainties. Actual results may be materially different from those discussed in the forward-looking statements. The factors that may affect Epson include, but are not limited to, general economic conditions, the ability of Epson to continue to introduce new products and services to markets in a timely fashion, consumption trends, competition, technology trends and exchange rate fluctuations.

About Epson

Epson is a global leader in imaging products including printers, 3LCD projectors and small- and medium-sized LCDs. With an innovative and creative culture, Epson is dedicated to exceeding the vision and expectations of customers worldwide with products known for their superior quality, functionality, compactness and energy efficiency.

Epson is a network of 88,925 employees in 109 companies around the world, and is proud of its ongoing contributions to the global environment and to the communities in which it is located. Led by the Japan-based Seiko Epson Corp., the Group had consolidated sales of 1,347 billion yen in fiscal 2007.

Contact:
Seiko Epson Corp.
Brand Strategy & Communications
Contact us by e-mail

File No. 82-34746

item 6

July 30, 2007	Press Release "Consolidated Results for the First Quarter Ended June 30, 2008"

News Release

Consolidated Results for the First Quarter Ended June 30, 2008

July 30, 2008

Consolidated Financial Highlights

Income statements and cash flows data

(Millions of yen, thousands of U.S. dollars, except for per share data)

	Three months ended June 30		Change	Three months ended June 30, 2008
	2007	2008		
Statements of income data				
Net sales	¥318,591	**¥304,277**	-4.5%	**$2,859,208**
Operating income	11,665	**22,374**	91.8%	**210,242**
Ordinary income	12,981	**21,977**	69.3%	**206,511**
Net income	1,287	**10,300**	700.0%	**96,786**
Statements of cash flows data				
Cash flows from operating activities	1,261	**6,592**	422.6%	**61,943**
Cash flows from investing activities	(11,763)	**(17,800)**	51.3%	**(167,261)**
Cash flows from financing activities	1,948	**(14,135)**	-825.4%	**(132,822)**
Cash and cash equivalents at the end of the period	330,915	**298,008**	-9.9%	**2,800,300**
Per share data				
Net income per share -Basic	¥6.56	**¥52.46**	699.7%	**$0.49**
-Diluted	¥-	**¥-**	- %	**$-**

Balance sheets data

(Millions of yen, thousands of U.S. dollars, except for per share data)

	June 30, 2008	March 31, 2008	**June 30, 2008**
Total assets	**¥1,158,346**	¥1,139,165	**$10,884,664**
Net assets	**497,539**	471,446	**4,675,239**
Shareholders' equity	**473,123**	447,205	**4,445,809**
Shareholders' equity ratio (%)	**40.8%**	39.3%	**40.8%**
Shareholders' equity per share	**¥2,409.44**	¥2,277.45	**$22.64**

Notes

I. The consolidated figures are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards, and are compiled from the consolidated figures prepared by the Company as required by the Financial Instruments and Exchange Law of Japan.

II. Figures in 'Change' column are comparisons with the same period of the previous year.

III. Diluted net income per share is presented only if there are dilutive factors present.

IV. Shareholders' equity is equity excluding minority interests in subsidiaries.

V. U.S. dollar amounts are included solely for the convenience of readers. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into U.S. dollars at that or any other rate. The rate of ¥106.42 = U.S.$1 at June 30, 2008 has been used for the purpose of presentation.

END